8/18

05010506

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Shenzhen Special Economic Zon Real Estate

*CURRENT ADDRESS

**FORMER NAME

PROCESSED AUG 18 2005 THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3783 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 8/17/05

82-5108

2004
ANNUAL REPORT
二零零四年年度报告

AR/S
12-31-04

深圳经济特区房地产（集团）股份有限公司
SHENZHEN SPECIAL ECONOMIC ZONE REAL ESTATE&PROPERTIES (GROUP).CO., LTD.

重要提示及目录

本公司董事会及其董事保证本报告所载资料不存在任何虚假记载、误导性陈述或者重大遗漏，并对其内容的真实性、准确性和完整性承担个别及连带责任。

本公司董事长邵志和、总经理陈武华、财务部长陈金才保证年度报告中财务报告的真实、完整。

目 录

第一节 · 公司基本情况简介

一、公司法定中文名称：深圳经济特区房地产（集团）股份有限公司

公司法定英文名称：SHENZHEN Special Economic Zone Real Estate&Properties (Group).co., Ltd.

中文缩写：深房集团

英文缩写：SPG

二、公司法定代表人：邵志和

三、公司董事会秘书：陈继

证券事务代表：涂志刚

联系地址：深圳市人民南路深房广场47楼

电话：(0755)82293000-4718、4715

传真：(0755)82294024

电子信箱：spg@163.net

四、公司注册地址：深圳市人民南路深房广场47楼

公司办公地址：深圳市人民南路深房广场45-48楼

邮政编码：518001

电子信箱：spg@163.net

五、公司选定的信息披露报纸

境内：《中国证券报》

境外：《大公报》

登载公司年度报告的中国证监会指定的国际互联网址： http://www.cninfo.com.cn

公司年度报告备置地点：深圳市人民南路深房广场47楼

六、股票上市交易所：深圳证券交易所

股票简称及股票代码：深深房A（代码000029）

深深房B（代码200029）

七、其他有关资料

公司首次注册登记日期：1980年1月8日

登记地点：深圳市工商行政管理局

营业执照注册号：4403011002426

税务登记号码：440301192179585

公司聘请的会计师事务所名称及办公地址：深圳南方民和会计师事务所

地址：深圳市深南中路2007号电子大厦8楼

第二节 会计数据和业务数据摘要

公司本年度实现的利润总额：	-141,695,376.63元
净利润：	-142,307,752.60元
扣除非经常性损益后的净利润：	-128,551,388.69元
主营业务利润：	27,940,529.86元
其他业务利润：	998,223.39元
营业利润：	-114,085,030.36元
投资收益：	-10,753,238.35元
补贴收入：	30,000.00元
营业外收支净额：	-16,887,107.92元
经营活动增加的现金流量净额：	7,931,483.51元
现金及现金等价物净增加额：	-13,626,764.90元

非经营性损益扣除项目包括处置股权损益3,100,744.01元、营业外收入833,452.92元、营业外支出17,720,560.84元、补贴收入30,000.00元，合计（13,756,363.91）元。由于本公司以前年度累计亏损，本年度无需缴纳所得税，故不存在非经常性损益所产生的所得税影响数。

A、B 股差异：

因使用国际会计准则对净利润和净资产产生的影响及所作出的调整

	净利润（千元）	净资产（千元）
按国际会计准则	(120,285)	892,015
转回投资物业的折旧及摊销费用	(21,689)	(94,516)
短期投资市价的调整	548	(1,355)
上年费用确认的时间性差异	515	(522)
固定资产成本确认的差异	--	202,148
冲销购入子公司而导致的商誉	(1,397)	4,299
其他	--	--
按＜企业会计制度＞	(142,308)	1,002,069

二、本公司最近三年的主要会计数据和财务指标

	2004年	2003年（调整后）	2003年（调整前）	2002年
主营业务收入（万元）	57,054.17	96,238.35	96,238.36	74,805.2
净利润（万元）	-14,230.78	435.61	1,135.17	1,404.4
总资产（万元）	251,899.27	275,888.89	274,681.14	300,098.65
股东权益（不含少数股东权益、单位万元）	100,206.94	114,446.40	113,938.21	112,683.20
每股收益--摊薄（元）	-0.1407	0.0043	0.0112	0.0139
每股收益--加权（元）	-0.1407	0.0043	0.0112	0.0139
每股收益--扣除非经常损益（元）	-0.1271	0.01459	0.0215	-0.1638
每股净资产（元）	0.9905	1.1313	1.1263	1.1138
调整后的每股净资产（元）	0.9304	1.0388	1.0861	1.0994
每股经营活动产生的现金流量净额（元）	0.0078	0.1862	0.1862	0.0769
净资产收益率--摊薄(%)	-14.20	0.38	1.00	1.25
净资产收益率--加权(%)	-13.26	0.38	1.00	1.25

三、报告期内股东权益变动情况及变化原因

项目	股本(万股)	资本公积(万元)	盈余公积(万元)	其中：公益金(万元)	未分配利润(万元)	外币报表折算差额（万元）	合计(万元)
期初数	101,166	95,665.79	11,891.07	11,559.44	-91,150.64	-3,125.81	114,446.40
本期增加	0	0	0	0	0		
本期减少	0	0	0	0	14,230.78	8.69	14,239.46
期末数	101,166	95,665.79	11,891.07	11,559.44	-105,381.42	-3,134.50	100,206.94
变动原因					年度亏损		

第三节 股本变动及股东情况

一、股本变动情况表（截止于2004年12月31日）

	本次变动前	本次变动增减（+、-）						本次变动后
		配股	送股	公积金转发	增发	其他	小计	
一、未上市流通股份								
1、发起人股份								
其中：								
国有股	743,820,000							743,820,000
境内法人持有股份								
境外法人持有股份								
其他								
2、募集法人股								
3、内部职工股								
4、优先股或其他								
其中：转配股								
未上市流通股份合计	743,820,000							743,820,000
二、已上市流通股份								
1、人民币普通股	147,840,000							147,840,000
2、境内上市的外资股	120,000,000							120,000,000
3、境外上市的外资股								
4、其他								
已上市流通股份合计	267,840,000							267,840,000
三、股份总数	1,011,660,000							1,011,660,000

二、股票发行与上市情况

1、到报告期末为止的前三年，本公司未发行过股票及衍生证券。

2、报告期内本公司无送股、转增股本、配股、增发新股等情况发生，股份总数和股本结构没有发生变化。

3、本公司内部职工股已于1994年8月2 6日获准上市交易，目前本公司无内部职工股。

三、股东情况介绍

1、前十名股东、前十名流通股股东持股表

报告期末股东总数						
前十名股东持股情况						
股东名称（全称）	年度内增减	年末持股数量	比例（%）	股份类别（已流通或未流通）	质押或冻结的股份数量	股东性质（国有股东或外资股东）
深圳市建设投资控股公司	0	743,820,000	73.52%	未流通		国有股东
刘燎原	1,861,400	1,861,400	0.18%	已流通		B股个人股东
博时裕富证券投资基金	-55,852	897,148	0.09%	已流通		A股机构股东
马泽琪	840,200	840,200	0.08%	已流通		A股个人股东
林清雄	792,726	792,726	0.08%	已流通		B股个人股东
CHU KOON YUK	0	720,000	0.07%	已流通		B股个人股东
ORE BURNS(AUSTRALIA) PTY.LIMITED	0	600,000	0.06%	已流通		B股机构股东
LAI,KONG SUNG黎抗生	-33,900	587,200	0.06%	已流通		B股个人股东
SHUM YIP KWAN WING DEVELOPMENT LTD	-120,000	503,600	0.05%	已流通		B股机构股东
杨耀初	7,000	477,000	0.05%	已流通		B股个人股东

前十名流通股股东持股情况		
股东名称（全称）	年末持有流通股的数量	种类（A、B、H股或其它）
刘燎原	1,861,400	B股
博时裕富证券投资基金	897,148	A股
马泽琪	840,200	A股
林清雄	792,726	B股
CHUKOONYUK	720,000	B股
OREBURNS(AUSTRALIA)PTY.LIMITED	600,000	B股
LAI,KONGSUNG黎抗生	587,200	B股
SHUMYIPKWANWINGDEVELOPMENTLTD	503,600	B股
杨耀初	477,000	B股
朱丽容	397,800	B股
上述股东关联关系或一致行动的说明	未知	

2、持有本公司10%以上的股东为深圳市建设投资控股公司。该公司成立于1996年，注册资本15亿元，法定代表人张宜均。该公司经营范围主营承担工业与民用建设项目的总承包；承包通用工业与民用建设项目的建筑施工、设计；地盘管理；商品房经营；房地产开发；对外经济技术合作；进出口等，兼营承包大型工业建设项目设备、电器、仪表和大型整体生产装置的安装；市政工程施工劳务输出、培训；投资、物业管理等。

3、2004年10月13日,本公司控股股东变更为深圳市投资控股有限公司(股权过户尚在办理中),深圳市投资控股有限公司为国有独资有限责任公司，成立于2004年10月13日，注册资本40亿，法定代表人陈洪博，经营范围：为市属国有企业提供担保、国有股权管理、所属企业资产重组、改制和资本运作、股权投资等。本公司最终控制人为深圳市国有资产管理委员会。深圳国资委办公地址为深圳市福田区深南大道投资大厦，邮编518029。

公司与实际控制人之间产权和控制关系方框图:


深圳市国有资产监督管理委员会
深圳市投资控股有限公司
本公司

第四节 董事、监事、高级管理人员和员工情况

一、2004年董事、监事和高级管理人员基本情况

姓名	职务	性别	年龄	任期起止日期	年初持股数（股）	年末持股数（股）
邵志和	董事长	男	54	2003年1月28日至今	5,000	5,000
陈武华	董事总经理	男	52	2003年1月28日至今	0	0
庄创辉	监事会主席	男	50	2003年1月28日至今	0	0
周道胜	工会主席	男	58	2003年1月28日至今	0	0
姚瑞生	董事	男	61	2003年1月28日至2005年2月1日	0	0
许振汉	董事	男	51	2003年1月28日至今	0	0
彭乃店	董事	男	56	2003年1月28日至今	0	0
周复申	董事	女	50	2003年1月28日至今	0	0
梁　松	董事	男	41	2003年1月28日至今	0	0
麻建华	董事	男	40	2003年1月28日至今	0	0
郑天伦	独立董事	男	69	2002年6月28日至2005年2月1日	0	0
杨绍家	独立董事	男	72	2002年6月28日至今	0	0
宗德纯	独立董事	男	63	2004年6月28日至今	0	0
侯莉颖	独立董事	女	50	2004年6月28日至今	0	0
周　红	监事	女	37	2003年1月28日至2004年6月28日	0	0
甘　露	监事	男	45	2003年1月28日至2004年6月28日	0	0
吴志勇	监事	男	33	2003年1月28日至今	0	0
林慧媚	监事	女	49	2004年6月28日至今	0	0
熊兴农	监事	男	48	2004年6月28日至今	0	0
邓康诚	监事	男	38	2004年6月28日至今	0	0
罗坤权	副总经理	男	49	2003年1月28日至今	0	0
沈跃生	副总经理	男	45	2003年1月28日至今	0	0
张　跃	副总经理	男	46	2003年1月28日至2004年8月13日	0	0
罗自超	副总经理	男	44	2003年8月12日至今	0	0
陈　继	董事会秘书	男	32	2003年1月28日至今	0	0

注：董事姚瑞生、许振汉、监事邓康诚在股东单位任职，职务及任职期间见后。

二、现任董事、监事、高级管理人员主要工作经历和兼职情况

1、邵志和：1981.8-1983.9 基建工程兵302团四营十三连连长；1983.9-1995.10 深圳市市政工程公司安装分公司经理；1995.10-1999.5 深圳市天健集团副总经理；1999.5-2002.12 深圳市城建投资发展公司总经理、党委副书记；2002.12至今 任本公司党委书记、董事长。未在其他单位兼职。

2、陈武华：1979.1-1983.9 基建工程兵十九团任工程连长；1983.9-1989.3 深圳市第三建筑工程公司副经理、经理；1989.3-1998.5 深圳市第三建筑工程公司总经理兼党委书记；1998.6-1999.4 深圳市东部开发（集团）公司副总经理兼建三公司董事长；1999年5月至今任本公司董事、总经理、党委副书记。未在其他单位兼职。

3、彭乃店：1973.7-1984.12 广东团省委秘书组青农部宣传部秘书科科长、副部长、常委兼宣传部部长；1985.1-1992.5 广东省对外经济贸易发展研究所副所长、党组成员；1992.6-1996.9 深圳汇华集团有限公司总经理助理、工会主席；1996.9今任本公司董事、党委副书记、纪委书记。未在其他

单位兼职。

4、梁松：1985.7-1996.8 深房集团工程设计部副经理、工程部经理助理、工程部经理；1996.9-1999.8深房集团总经理助理兼工程管理部经理；1999.8-2003.2深房集团副总经理兼房地产开发部经理；2003.3至今任本公司董事、副总经理。未在其他单位兼职。

5、周复申：1983.7-1988.10贵州财经学院教师；1988.10-1992.10 深圳市财经学校教师；1992.10-1994.10 深圳市投资管理公司资产评估所会计师、副部长；1994.11-1999.5 深圳市国有资产管理办公室、综合管理处、助理调研员、副处长；1999.5-2005年3月任本公司财务总监、董事。未在其他单位兼职。

6、麻建华：1990.7-1992.12 深圳市物业发展集团董事会秘书；1992.12-1996.9深圳经济特区房地产（集团）股份有限公司董事长秘书、董办主任；1996.09至今任公司董事、总经理助理。未在其他单位兼职。

7、许振汉，曾任：基建工程兵802团正连职干事；深圳市机电设备安装公司干事、纪委副书记、党办主任、纪委书记、党委副书记；深圳市建设投资控股公司纪委副书记；2004年10月起任深圳市投资控股有限公司纪委副书记。

8、姚瑞生，曾任：深圳先科激光总公司财务部经理、深圳市原野实业公司发展部经理、深圳市国有资产管理办公室综合处副处长、深圳市建设投资控股公司总经济师、深房集团董事。现退休。

9、郑天伦：曾任厦门市学校工委团委书记，中山大学教研室主任，深圳大学系主任、副校长；1995年6月至2002年6月，任深房集团董事；2002年6月至2005年2月任本公司独立董事。

10、杨绍家：曾任吉林大学教员，中国有色金属总公司管理学院咨询室主任，北京中业管理咨询公司专家委员主任，深圳一致医药集团公司教授，现任深圳市高级经理评价推荐中心教授，市商贸投资控股公司董事局财经顾问、罗湖区酒店集团独立董事、市企业家协会专家委员等职务。2002年6月至今被聘为本公司独立董事。

11、宗德纯：1981.1-1983.8基建工程兵304团任政治处主任；1983.9-1986.2深圳市第五建筑工程公司任党委副书记；1986.3-1996.11深圳市建设集团任人事处处长、工会主席、监事会主席；1996.12-2002.6深圳市建设投资控股公司任纪委书记、监事会主席；2002.7起退休；2004年6月被聘为本公司独立董事。未在其他单位兼职。

12、侯莉颖：1982. 8-1984.8中国海洋石油总公司开发设计研究院任助理经济师；1984. 9至今在深圳大学管理学院任副教授、硕导。2004年6月被聘为本公司独立董事。

13、庄创辉：1983.2-1986.3任 42军直属炮团宣传股长（正营级）；1986.3-1987.12 惠阳地委经济工作部干部科副科长、办公室副主任；1987.12-1989.7 惠阳地区工商局办公室副主任、统计科科长；1989.7-1997.2 深圳市纪委检查一室副主任科员、主任科员、副处级纪检员、室副主任（正处级）；1997.2-1999.5 深圳市建设投资控股公司纪委副书记；1999.5-2003.01深房集团党委委副书记、董事。2003年1月至今任本公司党委副书记、监事会主席。未在其他单位兼职。

14、邓康诚：1991年7月1991年12月，深圳市罗湖物资贸易中心任技术员；1991年12月至1997年3月，深圳市建设土石方机械工程公司任助理工程师、副科长、科长；1997年4月至2004年9月，深圳市建设投资控股公司纪检监察室任监察员、副主任、主任；2004年10月至今在深圳市投资控股有限公司任办公室副主任（部门正职待遇）。2004年6月当选本公司监事。

15、吴志勇：1996.07-1999.08 深房集团企业发展部科员；1999.08-2004.04 深房集团团委副书记；2004.04 深房集团集团监事、办公室副主任兼总经理秘书；2004.04至今深房集团深圳海燕大酒店有限公司董事长、党支部书记；2003年1月起任本公司监事。未在其他单位兼职。

16、林慧媚：1986年7月-1990年10月 深房集团南洋大酒店财务部经理、副总经理；1990年10月

1995年8月 深房集团香港新峰企业公司、财务部经理；1995年8月1999年8月 深房集团计划财务部 经理；1999年8月2000年3月深房集团证券事务部经理；2000年3月2003年8月深房集团投资管理部工作；2003年8月至今深房集团审计部经理。2004年6月起任本公司监事。未在其他单位兼职。

17、熊兴农：1982.01-1983.01 广州铁路局党校学员；1983.01-1995.12 广州铁路局办公室秘书、调研员、科长；1996.01-2004.03 深房集团办公室主办；2004.03至今任监事会办公室副主任。2004年6月起任本公司监事。未在其他单位兼职。

18、罗坤权：1987.10-1990.9 广东兴宁县酿造机械厂副厂长；1990.9-1993.7广东兴宁县外商投资企业物资公司经理；1993.8-1993.12 深圳市共青工业城实业公司总经理；1993.12-1994.6 深圳市深华企业公司经理；1994.6-1998.11 深圳市深华物业发展公司经理；1998.11-2002.12 深圳市深华集团公司副总经理;2002.12起至今任本公司副总经理。未在其他单位兼职。

19、沈跃生：1983.91984.4 深圳市第三建筑工程公司一队技术员；1984.4-1987.10 深圳市东部开发（集团）公司开发部技术员；1987.10-1991.5 深圳市东部工程公司工程技术部副部长、部长；1991.5-1993.12 深圳市东部工程公司副经理；1993.12-1999.05深圳市东部实业股份有限公司副总经理、常务董事、总经理兼党支部书记、董事长；1999.5至今任本公司副总经理。未在其他单位兼职。

20、罗自超：1984.10-1993.05 深圳市设计装饰工程公司助工、室主任、总助；1993.05-2003.07 深圳市设计装饰工程公司总经理、党委副书记；1999.05-2003.07 深圳市建筑工程总承包公司总经理；1999.05-2002.07 深圳市建艺实业股份有限公司董事长；2003.07至今任本公司 副总经理。未在其他单位兼职。

21、陈继：1995.07-1996.07 天健汽车运输公司综合办公室干事；1996.07-2001.03 市建设投资控股公司党委办公室干事；2001.03-2002.12 市城市建设投资发展公司党委办公室主任；2002.12至今任本公司董事会秘书、董办主任。未在其他单位兼职。

三、年度报酬情况

董事、监事和高级管理人员的报酬执行年薪制，其中董事长、总经理年薪数额由市有关部门核定，其他高管人员根据公司相关制度确定。

公司2004年度支付给董事、监事和高管人员薪金总额194万元，金额最高的前三名董事报酬总额37万元，金额最高的前三名高级管理人员报酬总额44万元，董事、监事及高管人员的年薪15万元以上2人，10-15万元11人，10万元以下3人。

董事姚瑞生、许振汉、监事邓康诚不在本公司领薪，在控股股东单位领薪。

独立董事2004年度津贴为3.6万元（含税），此外无领取其他报酬。

四、报告期内，监事甘露、周红因工作调动辞去监事职务，副总经理张跃调离本公司。

五、公司员工数量、专业构成、教育程度及退休职工人数情况

至2004年末，本集团员工总数2103人。其中生产人员1007人，销售人员223人，技术人员401人，财务人员203人，行政人员269人；另本科及以上人员210人，大专253人，中专293人，高中及以下1347人，离退休职工233人。

第五节·公司治理结构

对照中国证监会发布的有关上市公司治理的规范性文件,公司治理的实际情况与之存在一些差异,中国证监会深圳监管局于2004年7月对本公司进行了巡检,指出了公司治理中诸多不规范之处,根据深圳证监局的要求本公司进行了整改,现将公司治理结构中的问题及公司整改情况说明如下:

一、公司执行产权代表报告制度，独立性受影响。

根据产权报告管理制度的规定，公司在董事会、监事会的设置、章程修改、重大资产转让的重大事项决策上要先请示大股东，这影响了上市公司的独立性。公司2004年10月起已停止执行产权代表报告制度。

二、股东大会运作方面

1、股东出具的授权委托书不规范。表现为无有效期、无具体投票指示等。在今后的股东大会通知中本公司将做专门提示，要求股东必须严格按规范出具授权委托书,对于不规范的授权委托书，公司将交由见证律师判断其有效性后决定其是否有投票权。

2、股东大会只有一名股东出席情况下的点票程序不规范。

在今后召开的的股东大会中，如再出现仅一名股东出席的情况，大会将请律师参与点票，以保证股东大会的公正和公开。

3、股东大会未充分行使权力。

本公司出售超飞公司股权事件中，股东大会未充分行使权力。我公司董事会将修改章程议案,《章程》中增加整改报告中所列关于股东大会和董事会审议投资和资产转让权限划分的条款，另外，敦促董事和高管人员严格按规定执行章程有关条款。

三、董事会运作存在的问题

1、存在“少数董事会无会议通知和记录”、“部分董事会会议通知没提前10天发出”、“董事会决议联签形式不规范”等情形。对此，公司将加强管理，杜绝该类情况发生。

2、董事会构成不符合《关于在上市公司建立独立董事制度的指导意见》的规定。

2005年2月1日股东大会，公司选举了会计专业的独立董事。

3、独立董事连续7次未亲自参加董事会。

该独立董事因经常在国外没有足够时间履行独立董事职责，已辞去独立董事职务。

四、一些重大资产出售项目不规范

在“武汉第一城”转让、超飞公司股权转让和深房上海公司等重大资产转让过程中存在一些不规范之处，公司将从以下几个方面进行整改：首先是完善各项制度。公司于2003年12月制定和重新修订了董事会、经营班子等重大问题议事规范、资产产权管理暂行办法等制度，今后还将继续完善资产转让方面的相关制度，使资产转让的全过程都能做到有章可循；其次是抓好落实，培植规范运作观念，要改变决策人员在资产转让过程中重效率轻规范的观念，防止制度规范流于形式；再次是在今后项目运作中建立团队制，组建包括决策者和资产管理、法律、财务、信息披露等人员都参与的工作小组，使信息能在各有关部门通畅，协调好从计划到决策到操作各环节的运行。

五、监事会存在的问题

1、公司监事会成员中无职工民主产生的职工监事。

公司监事会将在下一次换届时将增加或改选不少于监事会人数三分之一的职工代表监事。

2、监事会执行控股股东制定的监事报告制，缺乏独立性。

公司监事会目前未执行监事报告制的通知。

六、公司章程方面存在的问题

公司章程中存在一些与现行公司治理法规不符的条款，公司董事会将于2005年股东大会提交关于修改章程的议案，对这些条款进行修订并补充中国证监会最新颁布的有关公司治理文件所要求的内容。

七、独立董事履行职责情况

公司独立董事郑天伦因无足够时间履行职责已辞职，公司其他独立董事能按相关法律法规的要求，认真履行职责，维护公司整体利益和中小股东的合法权益，能正常出席公司董事会并行使表决权，对于公司聘任和解聘高管人员、重大资产转让等事项出具独立意见。无独立董事对公司有关事项提出异议之情况。

八、公司与现控股股东在业务、人员、资产、机构、财务等方面完全分开，公司具有独立完整的业务及自主经营能力。

第六节·股东大会情况简介

报告期内，本公司召开了一次股东大会：

（一）本公司董事会于2004年5月28日在《中国证券报》和《大公报》上发出第12届股东大会会议通知，大会于于2004年6月28日上午9:00在深房广场48楼会议厅举行。会议由董事长邵志和主持，股东代表、律师、本公司董事、监事、工会主席、高级管理人员出席了本次会议。本次股东大会到会股东1人，所持股份74382 万股，占公司总股本的73.52%，其中A股74382万股，占公司总股本的 73.52%，无B股股东出席，经深圳信达律师事务所律师鉴证，本次股东大会的召开程序合法有效。

（二）本次股东大会审议通过了以下议案：

1、《2003年度董事会报告》

2、《2003年财务决算报告及利润分配方案》

3、《2003年度监事会报告》

4、《关于修改公司章程的议案》

5、选举了产生了两名新任独立董事

6、大会选举了产生了三名新任监事

有关股东大会的决议刊登在2004年6月29日的《中国证券报》、《大公报》上。

（三）本次股东大会选举增补了两名独立董事：宗德纯先生和侯莉颖女士全票当选本公司独立董事；选举增补了三名监事：原监事于芳因病去世,甘露和周红因工作变动辞职，经选举邓康诚、林慧媚、熊兴农当选为本公司监事。

第七节·董事会报告

一、报告期整体经营情况分析

2004年本公司实现主营业务收入57,054万元，比上年同期96,238万元减少39,184万元，（其中本期合并范围减少，减少营业务入16,809万元），减幅了40.71%；主营业务利润2,794万元，比上年同期18,036万元大幅度减少。利润总额-14,169.5万元，比上年同期减少14,724.3万元；净利润-14,230.8万元，比上年同期减少14,666.3万元。各行业主营业务收入增减情况：房地产业减幅较大,主要是:集团本部本期只推出一个新楼盘翠沁阁，及处理部份旧楼房；房屋租赁收入有所减少,是下属合并报表范围改变，即本期无停车场有限公司、数码港投资有限公司、深房百货公司的租赁收入；建筑施工安装收入有所增加,主要是下属圳通工程有限公司本年主营业务收入同比增加；物业管理收入增加,主要是下属物业管理有限公司因新楼盘的管理处增加，使业务收入增加；酒店饮食服务收入增加，是下属海燕酒店大酒店有限公司住房率的增加使客房旅业收入呈现增长趋势；商品流通业收入减幅较大，主要是下属深房百货有限公司本年度期间，其代理进出口经营业务已停止。

二、主营业务范围及状况

1、公司属于房地产行业，经营范围为房地产开发及商品房销售、物业租赁及管理、建筑装饰安装、商品零售及贸易、酒店及餐饮服务。

2、主营业务收入、主营业务利润分行业构成情况

主营业务分行业情况

分行业或分产品	主营业务收入	主营业务成本	毛利率（%）	主营业务收入比上年增减（%）	主营业务成本比上年增减（%）	毛利率比上年增减（%）
房地产开发业	17,634.11	17,628.58	0.03%	-45.73%	-18.95%	-33.03%
房屋租赁收入	6,732.22	3,046.96	54.74%	-18.54%	11.45%	-147.63%
物业管理	7,006.64	6,319.17	9.81%	8.89%	8.85%	0.06%
建筑施工安装	10,994.08	10,118.23	7.97%	-4.27%	3.51%	-8.40%
商品流通	13,993.21	14,809.17	-5.83%	-65.72%	-63.23%	-7.25%
旅游酒店饮食服务	1,547.12	1,050.13	32.12%	29.02%	-22.57%	58.90%

3、主营业务收入、主营业务利润分地区构成情况

地区	主营业务收入	主营业务收入比上年增减（%）
境内	58,128.22	-41.25%
境外	424.75	-47.29%

4、主营业务盈利能力变化说明

报告期公司主营业务利润2,794万元，比上年同期18,036万元大幅度减少，主要原因是，主营业务收入同比减幅40.71%和综合毛利率同比下降了13%。综合毛利率的同比下降主要是①房地产业中集团本部本期销售的新楼盘翠沁阁毛利率低，本期销售的旧楼盘成本较高、市场价格较低。②商品流通业中保税贸易公司进口甲苯的成本增加。

三、主要控股公司及参股公司经营情况及业绩

单位名称	经营范围	主营业务收入（元）	利润总额（元）	净利润（元）	注册资本（万元）	总资产（万元）
深圳海燕大酒店有限公司	酒店服务	24,189,286.94	-1,672,019.01	-1,672,019.01	3000	1138
深圳市物业管理有限公司	物业管理服务	77,645,456.86	1,145,693.85	462,721.21	725	9796
深圳圳通工程有限公司	工程安装维修	109,940,750.27	148,617.00	77,837.34	1000	3986
深圳市竹园通小汽车出租有限公司	小汽车出租	2,478,987.80	264,492.57	264,492.579	1029	1460
深圳市深房保税贸易有限公司	进出口贸易及保税业务	139,932,079.13	-16,095,234.02	-16,095,234.02	500	798
深圳经济特区房地产（集团）广州房地产有限公司	房地产开发经营	3,524,373.00	669,438.11	488,689.82	2000	2822
新峰置业有限公司	投资控股	36,442,061.67	-5,363,835.39	-5,363,835.39	HKD100	23081
新峰企业有限公司	投资、管理、咨询		-35,881,323.66	-36,475,592.02	HKD100	38317
深圳市深房投资有限公司	投资、兴办实业、国内商业	8,949,693.33	-749,724.42	-749,724.42	1000	894

四、主要供应商和客户情况

单位：（人民币）万元

前五名销售客户销售金额合计	3,105.94	占采购总额比重	5.44%
前五名供应商采购金额合计	2,342.51	占销售总额比重	4.10%

五、经营中问题、困难及解决方案

1、经营中出现的主要问题是：历史遗留问题包袱沉重，不良资产处置损失成为导致经营亏损的主要成因；产品结构失衡，经营效率低下是造成亏损的直接原因；市场竞争加剧，产业结构调整矛盾加剧导致部分所属企业亏损严重；企业管理水平没有根本改善。

2、当前公司经营中面临的困难主要是：一是缺乏核心竞争能力，严重制约着资产运营的效率和收益回报率提升；二是产业结构与企业结构不合理，现有发展模式难以维持；三是资源储备仍显不足，发展空间受到限制；四是宏观调控和国民经济增长进入新周期使得企业经营的宏观环境较为复杂，同时，客观分析，深圳市政府公布的本公司国有产权主体整体退出的战略对现有经营团队、员工士气、经营决策产生了一定影响。

3、针对上述问题和困难，公司应对及解决方案是：

一是深入开展管理效益年活动，切实提升企业管理水平；二是推进项目部管理体制，整合存量资源、提高开发能力；三是抓好不良资产管理，改善资产流动性提高资产运营收益；四是抓好全面预算管理，降低各项费用开支。

六、投资情况

1、报告期内公司没有募集资金，也没有之前募集资金使用延续到报告期之情况。

2、非募集资金投资情况

单位：（人民币）万元

项目名称	项目金额	项目进度	项目收益情况
碧桐海苑	10,000.00	04年底主体结构完成， 已开始设备安装和装修工程	未结算 未结算
星湖花园三期	23,000.00	04年度工程基本完工， 已开始设备调试并准备验收	结转销售收入10926.89万元， 毛利53.99万元
翠沁阁	12,390.00	04年7月已入伙	未结算
怡泰中心	53,172.00	已完工未售	
合计	98,562.00		

七、报告期财务状况和经营成果分析

（一）财务状况分析

1、截止2004年12月31日，本集团总资产251,899万元，比年初275,889万元，减少23,990万元减幅为8.7%，影响总资产变动的主要原因是：

（1）流动资产191,365万元，比年初212,144万元，减少20,779万元减幅为9.79%。其中：

①货币资金19,762万元，比年初减少6,519万元，减幅24.8%。

②本期应收账款余额较上期减少69.26%，主要系由于本期大幅收回款项及合并报表范围减少所致。坏账准备比上期增长319.24%，主要原因系本期本公司将对汉江发展有限公司折合人民币12,659,730.67元的债权全额计提坏账准备所致。

③本期其他应收款余额比上期增加45.92%，坏账准备比上期增加32.73%，主要原因系如附注八（一）1所述，将原在存货核算的国兴大厦款166,109,047.00元调作其他应收款核算，原已计提的存货跌价准备69,907,107.00元调作坏账准备核算所致。

④本期预付账款余额比上期减少93.34%，主要原因系合并报表范围减少所致。

⑤影响存货变动的事项：集团本部本期结转了新楼盘翠沁阁的销售成本，按计划完成对新项目星湖花园、碧桐海苑基本建设的投入；根据本公司诉保兴公司一案进展及执行情况，将原在国兴大厦存货核算的该房款166,109,047.00元调作其他应收款核算，原已计提的存货跌价准备69,907,107.00元调作坏账准备核算。原在其他应付款核算的已收款及本年度收到的执行款合计68,720,773.33元作预收账款核算。

（2）影响长期投资变化的主要事项：

①合并报表范围变更情况：深房集团宝安开发有限公司、深房百货有限公司、深房停车场有限公司、数码港投资有限公司及其下属子公司。上述子公司本公司本年度未合并其会计报表。其净资产影响集团公司长期投资变化。

②深圳市中级人民法院将我司持有的，广发证股份有限公司2.45%股权，于2004年3月23日通过公开拍卖，被广州市格瑞实业有限公司以人民币3,770万元的最高价格竞得，账面成本3,088万，结转投资收益682万元。价款用于支付我司承包“东方天虹商场的承包费及利息”。

（3）固定资产变化较大的主要原因是由于合并范围减少而转出相应公司之期初固定资产余额。

2、截止2004年12月31日，本集团负债总额153,161万元，比年初162,256万元减少9,095万元，减幅为5.6%，主要是：①减少银行贷款1,902万元；②_预收账款减少19%主要是结转了翠沁阁销售楼款，及预收货款结转收入。③预提费用减少53.2%主要是支付工程配套款和诉讼及仲裁损失。

3、截止2004年12月31日，本集团股东权益（净资产）100,207万元，比年初114,446万元减幅12.44%；是本期净利润亏损数。

4、现金和及现金等价物净增加额-1,362.7万元，比上年同期减少8,596.6万元。主要是经营活动产生的现金流量净额和投资活动产生的现金流量净额之和不能弥补筹资活动产生的现金流净额赤字

（二）经营成果分析

1、2004年本集团实现利润总额-14,169.5万元，比上年同期减少13,614.7万元；净利润-14,230.8万元，比上年同期减少13,795.2万元。

2、2004年本集团实现主营业务收入57,054万元，比上年同期96,238万元减少39,184万元，（其中本期合并范围减少，减少营业务入16,809万元），减幅了40.71%；

3、主营业务利润2,794万元，比上年同期18,036万元大幅度减少，主要原因是，主营业务收入同比减幅40.71%和综合毛利率同比下降了13%。综合毛利率的同比下降主要是①房地产业中集团本部本期销售的新楼盘翠沁阁毛利率低，及为了盘活资金处理部份旧楼房。②商品流通业中保税贸易公司进口甲苯的成本增加。

4、其他业务利润

其他业务利润同比减少978.11万元，主要是合并报表范围的变化，及下属物业公司水电管理费的减少。

5、财务费用

本期财务费用较上期减少45.89%，其主要原因系本期较上期的借款占用资金金额和时间减少及贷款重整降低利息率所致。

6、投资收益-1,075万元，较上年同期大幅减少，原因是下属企业亏损增加。

（三）重大会计差错更正

请见财务报告附注二、第21条及与本年报同时披露的临时公告。

八、生产及经营环境变化对公司将有产生的影响分析

2005年初，公司主营业务房地产开发经营业务的经营环境出现两个方面的变化：一是国家将陆续采取一系列抑制房价过快增长的政策，二是金融机构住房按揭贷款利率将有所上调。二者对本公司经营产生的影响不尽相同，由于本公司目前所开发项目基本上为中小户型为主、面向首次置业者的经济性住房，销售对象主要为自用的消费者，较少投资炒家，预计政府出台的限制炒作、抑制房价过快增长的政策不至于对本公司经营产生明显影响；住房按揭贷款利率虽然目前上调幅度不大，但如果贷款利率持续上升，必然抑制住房消费需求，并将对本公司经营产生不利影响。

九、董事会日常工作情况

（一）报告年度内董事会的会议情况及决议内容

2004年董事会召开情况如下：

1、第一次会议于4月27日在集团公司会议室召开，出席会议董事9人，1名董事委托其他董事表决。会议审议通过了《2003年年度报告》《2004年第一季度报告》等议案，

有关董事会决议刊登在4月30日的《中国证券报》、《大公报》上。

2、第二次会议于5月26日召开，出席会议董事9人，1名董事委托其他董事表决。会议审议通过了《关于增补独立董事的议案》、《关于修改公司章程的议案》等议案。

有关董事会决议刊登在5月28日的《中国证券报》、《大公报》上。

3、第三次会议于8月23日召开，出席会议董事10人，2名缺席，其中1名董事委托其他董事表决。会议审议通过了《2004年半年度报告》《关于对中国证监会深圳监管局巡检所发现问题的整改总结》等议案。

有关董事会决议刊登在8月25日的《中国证券报》、《大公报》上。

4、第四次会议于10月26日召开，出席会议董事9人，3名缺席，其中1名董事委托其他董事表决。会议审议通过了《2004年第三季度报告》、《关于我司转让吉林制药股份有限公司股权及股份进行过户的议案》等议案。

有关董事会决议刊登在10月28日的《中国证券报》、《大公报》上。

5、第五次会议于12月31日召开，出席会议董事10人，2名董事缺席。会议审议了《关于增补独立董事的议案》、《关于更换董事的议案》等议案。

有关董事会决议刊登在2005年1月1日《中国证券报》、《大公报》上。

（二）董事会对股东大会决议的执行情况

本公司第十一届股东大会形成了有关2003年利润分配、独立董事津贴标准、修改公司章程等决议，董事会根据股东大会授权严格执行了以上决议。报告期内，公司无利润分配和公积金转增股本方案，也没有配股和增发新股。

十、本年度利润分配预案

本公司2004年度按照国内会计准则计算，经审计后的净利润按国内会计准则审计为-142,307,752.60元，按国际会计准则为-120,285,000元。可分配利润为-1,053,814,164.31元。经本公司董事会讨论决定，本公司2004年度利润不分配。

十一、本公司选定的信息披露的境内报刊无变更,境内仍为《中国证券报》，境外报刊仍为《大公报》。

十二、独立董事对公司担保情况及执行《关于规范上市公司与关联方资金往来及上市公司对外担保若干问题的通知》规定情况的专项说明及独立意见：(注册会计师对公司控股股东及其他关联方占有资金情况的专项说明附后)。

我们审阅了深圳经济特区房地产（集团）股份有限公司2004年度报告、财务报告中关于公司对外担保、关联方资金占用的情况及其他相关材料，现对对外担保、关联方资金占用情况说明如下：

1、公司当期无对外担保。截止2004年底，公司存在一笔对合营公司的担保，担保金额200万，

该担保发生于1996年，截止2005年4月份，该担保已完全履行完毕。此外公司尚有未结清的对业主楼宇按揭担保余额12904.15万元尚未履行完毕，该类担保大多发生在以前较早年度且为经营所需要，该类担保承担连带清偿责任可能性较小。

2、公司没有大股东占用上市公司资金情况，公司目前存在一些应收关联方款项绝大部分为以前较早年度对下属公司投资借款所形成的。

因此，我们认为：公司能较好执行《关于规范上市公司与关联方资金往来及上市公司对外担保若干问题的通知》

第八节 · 监事会报告

2004年，按照《证券法》《公司法》和《公司章程》的规定，在公司董事会、经营班子和广大股东的大力支持下，忠实履行法律、法规赋于的监督职责。报告期内召开监事会4次、参加股东大会2次、列席董事会5次，

一、报告期内召开的会议情况

1、第一次会议于2004年4月27日召开，审议通过了董事会2003年度报告及摘要、监事会2003年度报告、财务报告及利润分配方案、董事会2004年第一季度报告。

2、第二次会议于2004年5月26日召开，审议同意甘露监事、周红监事辞去监事职务；审议通过邓康诚、林慧媚、熊兴农3人为监事候选人，并提交股东大会审议。

3、第三次会议于2004年8月23日召开，审议通过董事会年度中期报告和对证管会检查意见的整改报告。

4、第四次会议于2004年10月26日召开，审议通过董事会2004年三季度报告。

二、监事会独立意见

1、报告期内公司决策程序合法，内部控制制度进一步健全完善，公司董事、高级管理人员在执行职务时，没有出现违反法律、法规、公司章程和损害公司利益及股东利益的行为。

2、报告期内公司财务管理不断加强。在控制非经营性开支方面取得了成效，成本支出费用较上年有大幅降低，对财务的审计管理力度也进一步加大。但由于实际利润的减少，财务入不敷出的情况加剧。报告期内，南方民和会计事务所出具的无保留意见报告准确真实，分析切合实际，客观反映了公司财务状况和经营现状。

3、公司在报告期内收购和出售资产交易中按照国家有关规定操作，遵循了公平、等价、合理的原则，未发现内幕交易行为，未发现损害股东权益或造成公司资产流失的情况，报告期内公司未募集资金，公司无关联交易事项。

第九节·重要事项

一、重大诉讼、仲裁事项

报告期内公司涉及的重大诉讼、仲裁事项见财务报表附注八。

二、报告期内公司无重大收购和出售资产事项

三、报告期内公司关联方及关联交易事项见财务报表附注七。

四、报告期内公司未签定托管、承包、租赁等方面的重大合同，无委托理财事项。

五、担保情况

单位：（人民币）万元

担保对象名称	发生日期（协议签署日）	担保金额	担保类型	担保期	是否履行完毕	是否为关联方担保（是或否）
西安新峰物业商贸有限公司	1996年6月18日	200.00	一般担保	1年	否	是
报告期内担保发生额合计						-4,370.05
报告期末担保余额合计						12,294.15
公司对控股子公司的担保情况						
报告期内对控股子公司担保发生额合计						-6,564.00
报告期末对控股子公司担保余额合计						3,914.00
公司担保总额情况(包括对控股子公司的担保)						
担保总额						16,208.15
担保总额占公司净资产的比例						16.17%
公司违规担保情况						
为控股股东及公司持股50%以下的其他关联方提供担保的金额						0.00
直接或间接为资产负债率超过70%的被担保对象提供的债务担保金额						0.00
担保总额是否超过净资产的50%(是或否)						否
违规担保总额						0.00

报告期内尚有尚未结清之对业主楼宇按揭担保余额12,094.15万元未履行完，该类担保承担连带清偿责任可能性较小。

六、公司和持股5%以上的股东在报告期内或持续到报告期内无承诺事项。

七、公司聘任深圳南方民和会计师事务所负责公司的2004年年审，该事务所自2001年起为本公司提供年审服务。根据协议，本公司将支付给深圳南方民和会计师事务所审计费用88万元。

八、深圳证监局于2004年7月5日至7月9日对本公司进行了巡回检查并提出整改意见，本公司董事会根据整改要求制定了整改方案（整改报告书见2004年8月25日的《中国证券报》、《大公报》），公司已按整改报告完成了部分整改，其余需整改的事项如公司章程的修改将在2005年完成。

九、其他其他重大事项见2004年2月10日、8月18日、10月21日、11月4日刊登在《中国证券报》和《大公报》上的董事会公告。

第十节·财务报告

审 计 报 告

深南财审报字（2005）第CA466号

深圳经济特区房地产（集团）股份有限公司全体股东：

我们审计了后附的深圳经济特区房地产（集团）股份有限公司（以下简称“深深房公司”）2004年12月31日的合并资产负债表和资产负债表、2004年度的合并利润表和利润表以及合并现金流量表和现金流量表。这些会计报表的编制是深深房公司管理当局的责任，我们的责任是在实施审计工作的基础上对这些会计报表发表意见。

我们按照中国注册会计师独立审计准则计划和实施审计工作，以合理确信会计报表是否不存在重大错报。审计工作包括在抽查的基础上检查支持会计报表金额和披露的证据，评价管理当局在编制会计报表时采用的会计政策和作出的重大会计估计，以及评价会计报表的整体反映。我们相信，我们的审计工作为发表意见提供了合理的基础。

我们认为，上述会计报表符合国家颁布的企业会计准则和《企业会计制度》的规定，在所有重大方面公允反映了深深房公司2004年12月31日的财务状况以及2004年度的经营成果和现金流量。

深圳南方民和会计师事务所
有限责任公司
中国　深圳

中国注册会计师　蔡晓东

中国注册会计师　刘　明

2005年4月22日

合并资产负债表

深圳经济特区房地产（集团）股份有限公司　　金额单位：人民币元

资产类	附注	2004-12-31	2003-12-31
流动资产			
货币资金	五.1	197,620,770.19	262,808,561.34
短期投资	五.2	1,704,214.79	1,704,714.79
应收账款	五.3	36,681,455.21	176,314,215.98
其他应收款	五.4	191,302,872.31	111,339,413.93
预付账款	五.5	993,894.75	14,932,717.86
存　货	五.6	1,477,487,210.44	1,545,429,143.93
待摊费用	五.7	7,862,217.66	8,909,746.48
流动资产合计		1,913,652,635.35	2,121,438,514.31
长期投资			
长期股权投资	五.8	233,043,490.35	196,576,359.33
长期债权投资	五.8	49,505,363.86	49,527,440.99
长期投资合计		282,548,854.21	246,103,800.32
固定资产			
固定资产原值	五.9	380,467,462.18	492,053,935.39
减：累计折旧	五.9	156,991,765.99	200,198,810.50
固定资产净值		223,475,696.19	291,855,124.89
减：固定资产减值准备	五.9	1,400,491.00	1,444,668.90
固定资产净额		222,075,205.19	290,410,455.99
在建工程	五.10	38,950,783.15	38,256,853.49
固定资产合计		261,025,988.34	328,667,309.48
无形资产及其他资产			
无形资产	五.11	60,170,599.85	57,291,805.73
长期待摊费用	五.12	1,594,671.11	5,387,555.94
无形资产及其他资产合计		61,765,270.96	62,679,361.67
递延税项			
递延税款借项			
资产总计		2,518,992,748.86	2,758,888,985.78

合并资产负债表（续）

深圳经济特区房地产（集团）股份有限公司　　　　金额单位：人民币元

负债及股东权益	附 注	2004-12-31	2003-12-31
流动负债			
短期借款	五.13	503,988,350.00	669,222,317.22
应付票据		-	-
应付账款	五.14	73,175,786.19	84,912,494.36
预收账款	五.15	171,226,371.83	210,554,731.40
应付工资		6,735,344.48	3,248,290.24
应付福利费		7,668,795.49	12,621,810.64
应付股利	七.3	138,764,000.00	138,764,000.00
应交税金	五.16	2,538,549.67	4,011,487.73
其他未交款		112,051.22	137,711.53
其他应付款	五.17	377,733,868.23	348,850,113.97
预提费用	五.18	41,422,216.70	88,561,895.11
一内到期的长期负债	五.19	22,000,000.00	7,784,946.52
流动负债合计		1,345,365,333.81	1,568,669,798.72
长期负债			
长期借款	五.20	167,000,000.00	35,000,000.00
长期应付款	五.21	19,240,058.47	18,071,580.54
其他长期负债		-	515,100.00
长期负债合计		186,240,058.47	53,586,680.54
负债合计		1,531,605,392.28	1,622,256,479.26
少数股东权益		-14,682,040.42	-7,831,511.84
股东权益			
股本	五.22	1,011,660,000.00	1,011,660,000.00
资本公积	五.23	956,657,875.93	956,657,875.93
盈余公积	五.24	118,910,686.94	118,910,686.94
其中：法定公益金	五.24	115,594,426.18	115,594,426.18
未分配利润	五.25	-1,053,814,164.31	-911,506,411.71
外币报表折算差额		-31,345,001.56	-31,258,132.80
股东权益合计		1,002,069,397.00	1,144,464,018.36
负债及股东权益总计		2,518,992,748.86	2,758,888,985.78

合并利润表

深圳经济特区房地产（集团）股份有限公司　　金额单位：人民币元

项　目	附注	2004年度	2003年度
一、主营业务收入	五.26	570,541,735.20	962,383,553.04
减：主营业务成本	五.26	521,120,477.22	753,576,386.07
主营业务税金及附加		21,480,728.12	28,449,005.28
二、主营业务利润		27,940,529.86	180,358,161.69
加：其他业务利润	五.27	998,223.39	10,779,291.05
减：营业费用		10,679,207.97	26,975,791.93
管理费用		107,837,364.83	123,401,766.73
财务费用	五.28	24,507,210.81	45,295,282.79
三、营业利润		-114,085,030.36	-4,535,388.71
加：投资收益	五.29	-10,753,238.35	10,375,775.13
补贴收入	五.30	30,000.00	187,636.00
营业外收入	五.31	833,452.92	1,219,338.41
减：营业外支出	五.32	17,720,560.84	1,699,331.56
四、利润总额		-141,695,376.63	5,548,029.27
减：所得税		1,528,768.95	2,444,780.73
少数股东损益		-916,392.98	-1,252,834.61
五、净利润		-142,307,752.60	4,356,083.15
加：年初未分配利润		-911,506,411.71	-915,862,494.86
其他转入		-	-
六、可供分配利润		-1,053,814,164.31	-911,506,411.71
减：提取法定盈余公积		-	-
提取法定公益金		-	-
七、可供股东分配的利润		-1,053,814,164.31	-911,506,411.71
减：应付优先股股利		-	-
提取任意盈余公积		-	-
应付普通股股利		-	-
转作股本的普通股股利		-	-
八、未分配利润		-1,053,814,164.31	-911,506,411.71
补充资料：		2004年度	2003年度
项目		3,100,744.01	-10,113,136.66
1、出售、处置部门或被投资单位所得收益			
2、自然灾害发生的损失			
3、会计政策变更增加（或减少）利润总额			
4、会计估计变更增加（或减少）利润总额			
5、债务重组损失			
6、其他			

合并现金流量表

深圳经济特区房地产（集团）股份有限公司　　金额单位：人民币元

项目	附注	2004年度
一、经营活动产生的现金流量		
销售商品、提供劳务收到的现金		588,911,932.23
收到的税费返还		527,296.56
收到的其他与经营活动有关的现金	五.33	125,044,424.97
现金流入小计		714,483,653.76
购买商品、接受劳务支付的现金		491,205,758.91
支付给职工以及为职工支付的现金		71,099,055.15
支付的各项税费		30,752,828.15
支付的其他与经营活动有关的现金	五.34	113,494,528.04
现金流出小计		706,552,170.25
经营活动产生的现金流量净额		7,931,483.51
二、投资活动产生的现金流量		
收回投资所收到的现金		20,000,500.00
其中：出售子公司所收到的现金		-
取得投资收益所收到的现金		1,126,712.37
处置固定资产、无形资产和其他长期资产所收回的现金净额		48,300.00
收到的其他与投资活动有关的现金		-
现金流入小计		21,175,512.37
购建固定资产、无形资产和其他长期资产所支付的现金净额		6,419,971.55
投资所支付的现金		-
支付的其他与投资活动有关的现金		-
现金流出小计		6,419,971.55
投资活动产生的现金流量净额		14,755,540.82
三、筹资活动产生的现金流量		
吸收投资所收到的现金		-
借款所收到的现金		508,206,490.00
收到的其他与筹资活动有关的现金		-
现金流入小计		508,206,490.00
偿还债务所支付的现金		504,256,490.00
分配股利、利润或偿付利息所支付的现金		40,711,967.30
支付的其他与筹资活动有关的现金		-
现金流出小计		544,968,457.30
筹资活动产生的现金流量净额		-36,761,967.30
四、汇率变动对现金的影响		448,178.07
五、现金及现金等价物净增加额		-13,626,764.90

合并现金流量表（补充资料）

深圳经济特区房地产（集团）股份有限公司 金额单位：人民币元

项　目	2004年度
1、将净利润调节为经营活动的现金流量	
净利润	-142,307,752.60
加：少数股东损益	-916,392.98
计提的资产减值准备	4,506,777.87
固定资产折旧	16,097,153.02
无形资产摊销	1,701,195.01
长期待摊费用摊销	4,359,749.91
待摊费用的减少	765,756.86
其他货币资金减少	16,979,536.19
预提费用的增加	-10,177,619.74
处置固定资产、无形资产和其他长期资产损失	-27,584.34
固定资产报废损失	-
财务费用	31,419,236.54
投资损失	10,753,238.35
存货的减少	137,099,468.37
递延税款贷项	-
经营性应收项目的减少	-122,130,168.80
经营性应付项目的增加	59,808,889.85
其他	-
经营活动产生的现金流量净额	7,931,483.51
2、不涉及现金收支的投资和筹资活动	
债务转为股本	-
一年内到期的可转换债券	-
融资租入固定资产	-
3、现金及现金等价物净增加情况	
现金的期末余额	126,978,851.99
减：现金的期初余额	140,605,616.89
现金等价物的期末余额	-
减：现金等价物的期初余额	-
现金及现金等价物净增加额	-13,626,764.90

资产负债表

深圳经济特区房地产（集团）股份有限公司

资产类	附注	2004-12-31	2003-12-31
流动资产：			
货币资金		103,650,574.14	109,842,355.55
短期投资		403,211.25	403,211.25
应收账款	六.1	25,509,511.79	112,271,777.14
其他应收款	六.2	770,669,115.37	756,916,679.70
存　　货	六.3	1,121,246,006.80	1,139,245,095.68
待摊费用		7,663,148.84	8,383,089.63
流动资产合计		2,029,141,568.19	2,127,062,208.95
长期投资：			
长期股权投资	六.4	246,599,056.40	310,195,165.05
长期债权投资		-	-
长期投资合计		246,599,056.40	310,195,165.05
固定资产：			
固定资产原值		116,497,074.45	116,357,397.49
减：累计折旧		42,630,338.36	39,142,006.80
固定资产净值		73,866,736.09	77,215,390.69
减：固定资产减值准备		1,400,491.00	1,400,491.00
固定资产净额		72,466,245.09	75,814,899.69
在建工程		38,950,783.15	38,256,853.49
固定资产合计		111,417,028.24	114,071,753.18
无形资产及其他资产：			
无形资产		-	-
长期待摊费用		905,175.22	1,655,175.22
无形资产及其他资产合计		905,175.22	1,655,175.22
递延税项			
递延税款借项		-	-
资产总计		2,388,062,828.05	2,552,984,302.40

资产负债表（续）

深圳经济特区房地产（集团）股份有限公司 金额单位：人民币元

负债及股东权益	附注	2004-12-31	2003-12-31
流动负债			
短期借款		443,148,350.00	594,198,350.00
应付票据		-	-
应付账款		45,160,161.14	4,245,900.60
预收账款		151,749,790.26	162,556,117.42
应付工资		2,276,367.00	30,000.00
应付福利费		6,401,955.83	9,943,483.15
应付股利		138,764,000.00	138,764,000.00
应交税金		4,853,957.94	5,074,466.52
其他未交款		8,145.64	12,396.94
其他应付款		362,560,243.89	393,193,301.29
预提费用		36,926,020.31	72,611,217.38
一内到期的长期负债		-	-
流动负债合计		1,191,848,992.01	1,380,629,233.30
长期负债			
长期借款		160,000,000.00	-
长期负债合计		160,000,000.00	-
递延税项			
递延税项贷项		-	-
负债合计		1,351,848,992.01	1,380,629,233.30
股东权益			
股本		1,011,660,000.00	1,011,660,000.00
减：已归还投资		-	-
股本净额		1,011,660,000.00	1,011,660,000.00
资本公积		956,657,875.93	956,657,875.93
盈余公积		113,936,295.79	113,936,295.79
其中：法定公益金		113,936,295.79	113,936,295.79
未分配利润		-1,046,040,335.68	-909,899,102.62
股东权益合计		1,036,213,836.04	1,172,355,069.10
负债及股东权益总计		2,388,062,828.05	2,552,984,302.40

利润表

深圳经济特区房地产（集团）股份有限公司　　金额单位：人民币元

项　目	附注	2004年度	2003年度
一、主营业务收入	六.5	175,332,657.40	277,037,577.70
减：主营业务成本	六.5	167,701,858.28	155,347,694.65
主营业务税金及附加		9,058,976.87	14,064,618.03
二、主营业务利润		-1,428,177.75	107,625,265.02
加：其他业务利润		512,271.28	28,155.60
减：营业费用		1,720,972.10	2,312,993.77
管理费用		78,235,324.07	59,393,897.42
财务费用		21,287,145.09	34,057,075.50
三、营业利润		-102,159,347.73	11,889,453.93
加：投资收益	六.6	-21,486,639.87	-16,892,450.32
补贴收入		-	-
营业外收入		82,586.18	695,644.63
减：营业外支出		12,577,831.64	264,650.17
四、利润总额		-136,141,233.06	-4,572,001.93
减：所得税		-	-
五、净利润		-136,141,233.06	-4,572,001.93
加：年初未分配利润		-909,899,102.62	-905,327,100.69
其他转入		-	-
六、可供分配利润		-1,046,040,335.68	-909,899,102.62
减：提取法定盈余公积		-	-
提取法定公益金		-	-
七、可供股东分配的利润		-1,046,040,335.68	-909,899,102.62
减：应付优先股股利		-	-
提取任意盈余公积		-	-
应付普通股股利		-	-
转作股本的普通股股利		-	-
八、未分配利润		-1,046,040,335.68	-909,899,102.62
补充资料		2004	2003
项　目		6,820,000.00	-10,113,136.66
1、出售、处置部门或被投资单位所得收益			
2、自然灾害发生的损失			
3、会计政策变更增加（或减少）利润总额			
4、会计估计变更增加（或减少）利润总额			
5、债务重组损失			
6、其他			

现金流量表

深圳经济特区房地产（集团）股份有限公司 金额单位：人民币元

项　　目	2004年度
一、经营活动产生的现金流量	
销售商品、提供劳务收到的现金	174,169,205.53
收到的税费返还	-
收到的其他与经营活动有关的现金	138,371,128.97
现金流入小计	312,540,334.50
购买商品、接受劳务支付的现金	143,698,148.23
支付给职工以及为职工支付的现金	23,515,439.57
支付的各项税费	15,566,111.00
支付的其他与经营活动有关的现金	114,765,103.27
现金流出小计	297,544,802.07
经营活动产生的现金流量净额	14,995,532.43
二、投资活动产生的现金流量	
收回投资所收到的现金	20,000,000.00
其中：出售子公司所收到的现金	-
取得投资收益所收到的现金	-
处置固定资产、无形资产和其他长期资产所收回的现金净额	-
收到的其他与投资活动有关的现金	-
现金流入小计	20,000,000.00
购建固定资产、无形资产和其他长期资产所支付的现金净额	1,150,363.12
投资所支付的现金	-
支付的其他与投资活动有关的现金	-
现金流出小计	1,150,363.12
投资活动产生的现金流量净额	18,849,636.88
三、筹资活动产生的现金流量	
吸收投资所收到的现金	-
借款所收到的现金	477,206,490.00
收到的其他与筹资活动有关的现金	-
现金流入小计	477,206,490.00
偿还债务所支付的现金	468,256,490.00
分配股利、利润或偿付利息所支付的现金	35,315,485.27
支付的其他与筹资活动有关的现金	-
现金流出小计	503,571,975.27
筹资活动产生的现金流量净额	-26,365,485.27
四、汇率变动对现金的影响	-68,808.56
五、现金及现金等价物净增加额	7,410,875.48

现金流量表（补充资料）

深圳经济特区房地产（集团）股份有限公司 金额单位：人民币元

项　　目		2004
1、将净利润调节为经营活动的现金流量		
净利润		-136,141,233.06
加：计提的资产减值准备		22,569,464.28
固定资产折旧		3,786,083.73
无形资产摊销		-
长期待摊费用摊销		750,000.00
待摊费用的减少		719,940.79
其他货币资金减少		13,602,656.89
预提费用的增加		-1,211,582.18
处置固定资产、无形资产和其他长期资产损失		19,004.33
固定资产报废损失		-
财务费用		27,667,113.75
投资损失		21,486,639.87
存货的减少		105,191,999.14
递延税款贷项		-
经营性应收项目的减少		-31,925,570.48
经营性应付项目的增加		-11,518,984.63
其他		-
经营活动产生的现金流量净额		14,995,532.43
2、不涉及现金收支的投资和筹资活动		
债务转为股本		-
一年内到期的可转换债券		-
融资租入固定资产		-
3、现金及现金等价物净增加情况		
现金的期末余额	六.7	49,311,266.87
减：现金的期初余额	六.7	41,900,391.39
现金等价物的期末余额		-
减：现金等价物的期初余额		-
现金及现金等价物净增加额		7,410,875.48

合并资产减值准备明细表

资产负债表附表1

深圳经济特区房地产（集团）股份有限公司 金额单位：人民币元

项　目	年初余额	本期增加数	本期转回数			期末余额
			因资产价值回升转回数	其他原因转出数	合计	
一、坏账准备合计	222,962,390.75	86,872,713.75	–	986,456.22	986,456.22	308,848,648.28
其中：应收账款*1	4,509,468.92	14,634,406.83	–	238,418.50	238,418.50	18,905,457.25
其他应收款*1	218,452,921.83	72,238,306.92	–	748,037.72	748,037.72	289,943,191.03
二、短期投资跌价准备合计	–	–	–	–	–	–
其中：股票投资	–	–	–	–	–	–
债券投资	–	–	–	–	–	–
三、存货跌价准备合计	577,758,063.03	–	–	78,141,050.32	78,141,050.32	499,617,012.71
其中：库存商品	832,946.52	–	–	575,114.44	575,114.44	257,832.08
开发成*1	528,409,270.00	–	–	69,907,107.00	69,907,107.00	458,502,163.00
开发产品*2	18,400,846.51	–	–	7,658,828.88	7,658,828.88	10,742,017.63
出租开发产品*3	30,115,000.00	–	–	–	–	30,115,000.00
四、长期投资减值准备合计	411,601,074.97	–	–	4,800,000.00	4,800,000.00	406,801,074.97
其中：长期股权投资*4	216,852,011.01	–	–	4,800,000.00	4,800,000.00	212,052,011.01
长期债权投资	194,749,063.96	–	–	–	–	194,749,063.96
五、固定资产减值准备合计	1,444,668.90	–	–	44,177.90	44,177.90	1,400,491.00
其中：房屋及建筑物*1	1,312,940.94	–	–	44,177.90	44,177.90	1,268,763.04
运输设备	48,134.41	–	–	–	–	48,134.41
机器设备	67,587.58	–	–	–	–	67,587.58
电子及其他设备	16,005.97	–	–	–	–	16,005.97
六、无形资产减值准备合计	4,170,147.33	–	–	–	–	4,170,147.33
其中：土地使用权	4,170,147.33	–	–	–	–	4,170,147.33
七、在建工程减值准备	–	–	–	–	–	–
八、委托贷款减值准备	–	–	–	–	–	–

*1："本期转回数其他原因转出数"，系本期合并报表范围减少而转出相应公司之期初数。

*2："本期转回数-其他原因转出数"，系如会计报表附注八（一）1所述将原计提存货跌价准备转作其他应收款的坏账准备核算数。

*3："本期转回数-其他原因转出数"，系本期实现销售而转销数。

*4："本期转回数-其他原因转出数"，系如会计报表附注五.8B*6所述将原计提长期投资减值准备转作其他应收款的坏账准备核算数。

合并股东权益增减变动表

资产负债表附表2

深圳经济特区房地产（集团）股份有限公司　　金额单位：人民币元

项目	2004	2003
一、股本		
期初余额	1,011,660,000.00	1,011,660,000.00
本期增加数	-	-
其中：资本公积转入	-	-
盈余公积转入	-	-
利润分配转入	-	-
新增股本	-	-
本期减少数	-	-
期末余额	1,011,660,000.00	1,011,660,000.00
二、资本公积		
期初余额	956,657,875.93	955,431,361.71
本期增加数	-	1,226,514.22
其中：股本溢价	-	-
接受捐赠非现金资产准备	-	-
接受现金捐赠	-	-
股权投资准备	-	1,226,514.22
拨款转入	-	-
外币资本折算差额	-	-
其他资本公积	-	-
本期减少数	-	-
其中：转增股本	-	-
期末余额	956,657,875.93	956,657,875.93
三、法定和任意盈余公积		
期初余额	3,316,260.76	3,316,260.76
本期增加数	-	-
其中：从净利润中提取数	-	-
其中：法定盈余公积	-	-
任意盈余公积	-	-
储备基金	-	-
企业发展基金	-	-
法定公益金转入数	-	-
本期减少数	-	-
其中：弥补亏损	-	-
转增股本	-	-
分派现金股利或利润	-	-
分派股票股利	-	-
期末余额	3,316,260.76	3,316,260.76
其中：法定盈余公积	3,316,260.76	3,316,260.76
储备基金	-	-
企业发展基金	-	-
四、法定公益金		
期初余额	115,594,426.18	115,594,426.18
本期增加数	-	-
其中：从净利润中提取数	-	-
本年减少数	-	-
其中：集体福利支出	-	-
期末余额	115,594,426.18	115,594,426.18
五、未分配利润		
期初未分配利润	(911,506,411.71)	(915,862,494.86)
本期净利润（净亏损以“-”号填列）	(142,307,752.60)	4,356,083.15
本期利润分配	-	-
期末未分配利润（未弥补亏损以“-”号填列）	(1,053,814,164.31)	(911,506,411.71)

三、会计报表附注

一、公司基本情况

深圳经济特区房地产(集团)股份有限公司（以下简称“本公司”）系于一九九三年七月经深圳市人民政府办公厅深府办复(1993)724号文批准，在原深圳经济特区房地产总公司的基础上改组设立的股份有限公司。本公司发行的A股及B股分别于一九九三年九月十五日及一九九四年一月十日在深圳证券交易所挂牌交易，一九九四年八月三十一日，本公司发行的B股作为一级有保荐ADR在纽约柜台市场挂牌交易。本公司股本总额为1,011,660,000股，其中：A股891,660,000股，B股120,000,000股。本公司企业法人营业执照号为“深司字N23387”，注册资本为1,011,660,000.00元。

二零零四年十月十三日，根据深圳市人民政府国有资产监督管理委员会（深国资委[2004]223号）《关于成立深圳市投资控股有限公司的决定》，本公司原大股东--深圳市建设投资控股公司与其他两家市资产管理公司合并组建深圳市投资控股有限公司，深圳市投资控股有限公司为国有独资有限责任公司。目前，有关合并组建工作正按法定程序进行当中，由此引起本公司的股权划转变更情况，尚待政府有关部门审批，尚未在中国证券登记结算有限公司深圳分公司办理过户手续，工商变更登记手续也未办理。

本公司主要从事房地产开发及商品房销售、物业租赁及管理、商品零售及贸易、酒店业务、设备安装及维修、建筑、室内装修等业务。

二、公司主要会计政策、会计估计和合并会计报表的编制方法

1、会计制度

本公司执行中华人民共和国财政部颁布的企业会计准则和《企业会计制度》及其补充规定。

2、会计年度

会计年度为公历1月1日至12月31日。

3、记账本位币

除香港特别行政区以港币为记帐本位币外，本公司中国境内公司以人民币为记账本位币，本公司注册于其他国家的子公司以注册地币种为记帐本位币。

4、记账基础和计价原则

会计核算以权责发生制为记账基础，资产在取得时以实际成本为计价原则。

5、外币业务核算方法

会计年度内涉及外币的经济业务，按业务发生年初中国人民银行公布的市场汇率折合人民币记账。年末各外币货币性资产和负债项目按中国人民银行公布的年末市场汇率进行调整，汇兑损益计入当期损益。汇兑损益如属筹建期间的，计入长期待摊费用；属于与购建固定资产有关的借款产生的汇兑损益，则将其资本化。

6、外币会计报表的折算方法

在编制合并会计报表时，本公司已将境外子公司的会计报表折算为人民币，折算方法如下：

资产负债表：

资产及负债类项目均按年末中国人民银行公布的年末市场汇率折算为人民币；未分配利润以折算后的利润及利润分配表中的该项目的数额列示；其他所有者权益类项目按发生时中国人民银行公布的市场汇率折算为人民币；会计报表折算差额在股东权益中列示

利润及利润分配表：

所有发生额均按当年度中国人民银行公布的市场汇率的平均汇率折算为人民币；年初未分配利润按上年度所折算的数额列示。

7、现金等价物的确定标准

指持有的期限短、流动性强、易于转换为已知金额现金、价值变动风险很小的投资。

8、短期投资核算

短期投资系指公司购入能随时变现并且持有时间不准备超过一年（含一年）的投资。

短期投资在取得时，以实际成本计价，即实际支付的全部价款扣除支出的价款中包含的已宣告或已到期尚未领取的现金股利或利息而确定的。短期投资持有期间收到的现金股利或利息，冲减投资的账面值，但已记入应收项目的现金股利或利息冲减原应收项目。

期末，短期投资采用成本与市价孰低法计价，以投资单项来计算并确定计提短期投资跌价损失准备。

9、 坏账核算方法

坏账确认标准:a.债务人破产或死亡,以其破产财产或者遗产清偿后,仍然不能收回;b.债务人逾期未履行偿债义务超过三年仍然不能收回的应收款项。

坏账核算，采用备抵法。于每年年末在对逾期的应收款项相应的债务单位的实际财务状况和现金流量等相关信息进行合理估计的基础上，对那些预计可能发生的坏帐损失提取坏帐准备。

10、 存货的核算方法

存货分为开发成本、开发产品、出租开发产品、库存商品、原材料、工程施工、低值易耗品等。

房地产的开发成本包括土地开发成本、房屋开发成本、配套设施开发成本等。本公司将尚未开发的土地使用权帐面价值从土地开发成本中扣除，作为无形资产进行核算，待工程项目开发时再从无形资产中按帐面价值转入开发成本核算。公共配套设施如属于非经营性配套设施，其成本由商品房和商品性建设场地承担，非经营性配套设施的建设如滞后于商品房的建设，在商品房完工时，则对非经营性配套设施的建设成本进行预提。

出租开发产品的摊销以出租开发产品的帐面价值除以剩余使用年限计算。

零售商品按售价核算，月末按综合差价率计算分摊进销差价。

其他各类存货的购入与入库按实际成本计价，发出按加权平均法计价，低值易耗品在领用时按一次摊销法核算。

年末，在对存货进行全面清查的基础上，对存货遭受毁损、全部或部分陈旧过时或销售价格低于成本的，以成本与可变现净值孰低法计价，并按单个存货项目的可变现净值低于成本的差额计提存货跌价准备。

11、 长期股权投资核算方法

① 长期股权投资

长期股权投资

长期股权投资包括对子公司投资、合营公司投资、联营公司投资和其他股权投资。

子公司是指被本公司持有50%以上权益性资本或虽不持有50%以上权益性资本但被本公司控制的公司。本公司对子公司的投资按权益法核算，并合并其会计报表。

合营公司是指按合同规定经营性活动由投资双方或若干方共同控制的企业。本公司对合营企业具有重大影响的采用权益法核算，不具有重大影响的，采用成本法核算。

联营公司是指本公司持有20%至50%之间的权益性资本且对其具有重大影响或虽持有不足20% 权益性资本，但对其具有重大影响，不是本公司的子公司或合营公司的公司。本公司对联营公司采用权

益法核算。

其他股权投资是指本公司持有20%以下权益性资本或虽持有20%以上权益性资本但对其不具有重大影响的公司。本公司对其他股权投资采用成本法核算。

股权投资差额

对采用权益法核算的长期股权投资，若长期股权投资取得时的成本与在被投资单位所有者权益中所占的份额有差额以及对长期股权投资由成本法改为权益法时，如果投资成本大于享有被投资公司所有者权益份额的差额，则将该差额按合同规定的投资期限摊销，合同没有规定投资期限的按十年的期限平均摊销；如果投资成本小于享有被投资公司所有者权益份额的差额，则将该差额直接计入资本公积。

② 长期债权投资

长期债权投资核算本公司全资附属公司香港新峰企业有限公司对联营、合作公司之长期债权。

③ 长期投资减值准备

年末，对长期投资逐项进行检查，如果长期投资的市价持续下跌或被投资单位经营状况恶化等原因导致其可收回金额低于投资的账面价值，则对可收回金额低于长期投资账面价值的部分计提长期投资减值准备，并确认为当期投资损失。对已确认损失的长期投资的价值又得以恢复的，则在原已确认的投资损失的数额内转回。

12、 固定资产计价及其折旧方法

固定资产是指使用期限在一年以上的房屋、建筑物、机器、机械、运输工具以及其他与生产、经营有关的设备、器具、工具等，以及不属于生产、经营主要设备的，单位价值在人民币2000元以上并且使用年限在两年以上的资产。

固定资产按实际成本计价。

固定资产折旧采用直线法计算，并按各类固定资产的原值和估计的使用年限扣除残值(原值的5%)确定其折旧率，预计使用年限及年分类折旧率如下：

资产类别	预计使用年限	年折旧率
房屋建筑物	30年	3.17%
机器设备	7年	13.57%
运输工具	6年	15.83%
电子设备及其他	5年	19%

年末对由于技术陈旧、损坏、长期闲置等原因导致其可收回金额低于帐面价值的固定资产，将其可收回金额低于其帐面价值的差额作为固定资产减值准备，并计入当期损益。固定资产减值准备按单项资产计提。

13、 在建工程

在建工程是指兴建中的厂房与设备及其他固定资产，在发生时按实际成本入账。在建工程的成本包括直接建筑及安装成本，以及于兴建、安装及测试期间的有关借款利息支出及外汇汇兑损益。年末，对在建工程进行全面检查，如果有证据表明在建工程已发生了减值，则计提相应的减值准备。

14、 借款费用的会计处理方法：

（1）借款费用包括借款账面发生的利息、折价或溢价的摊销和辅助费用以及因外币借款而发生的汇兑差额，因专门借款而发生的利息、折价或溢价的摊销和汇兑差额，在同时具备下列三个条件时,借款费用予以资本化:

a. 资产支出已经发生；

b. 借款费用已经发生；

c. 为使资产达到预定可使用状态所必要的购建活动已经开始。

其他的借款利息、折价或溢价的摊销和汇兑差额，在发生当期确认费用。

（2）暂停资本化

若固定资产的购建活动发生非正常中断，并且时间连续超过3个月，则暂停借款费用的资本化,将其确认为当期费用,直至资产的购建活动重新开始。

（3）停止资本化

当所购建的固定资产达到预定可使用状态时,停止其借款费用的资本化，以后发生的借款费用于发生当期确认费用。

15、 无形资产计价和摊销方法

对购入或按法律程序申请取得的无形资产，按实际支付金额入账；对接受投资转入的无形资产，按投资各方确认的价值入账。

年末，按账面价值与可收回金额孰低计量，对可收回金额低于账面价值差额计提无形资产减值准备。

各种无形资产在其受益期和法律或合同规定的有效期之较短者内按直线法摊销。无明确受益期和法律或合同规定的有效期的按不超过10年摊销，其中软件按5年摊销，出租小汽车营运牌照按10年摊销，土地使用权按剩余可使用年限摊销。

16、 长期待摊费用核算方法

开办费：在公司开始生产经营的当月起一次计入开始生产经营当月的损益；

租入固定资产改良：在租赁期限与租赁资产尚可使用年限两者孰短的期限内平均摊销。

17、 收入确认原则

房地产销售收入： 在与买方签定房地产买卖合同且合同已生效，房地产已移交买方时，确认收入实现，其中以分期付款方式销售的房地产，按合同约定的收款进度确认收入实现。

物业出租收入： 以合同约定的租赁时间和方法计算，且预计租金收入能够流入时，确认收入实现。

商品销售收入： 已将商品所有权上的主要风险和报酬转移给买方，不再对该商品实施继续管理权和实际控制权，与交易相关的经济利益能够流入，相关的收入和成本能够可靠地计量时，确认营业收入的实现。

物业管理收入： 按合同约定或提供物业管理的期限和收费标准计算，且预计相关的价款能够流入时确认收入的实现。

建筑安装工程收入： 在同一会计年度开始并完成的工程，在完成工程时确认收入，跨年度工程按照完工百分比法确认相关的收入。在确认收入时，以工程合同的总收入与完工程度能够可靠的确定，与交易相关的价款能够流入，并且已经发生的成本和为完成工程将要发生的成本能够可靠的计量时确认收入的实现。

其他业务收入： 在业务已经发生，实际收到价款或取得收取价款凭证，相关成本能够可靠计量时确认收入的实现。

18、 所得税的会计处理方法：

本公司的所得税费用系采用应付税款法核算。

19、 合并会计报表的编制方法

合并会计报表原则：对持有被投资单位有表决权资本总额50%以上，或虽不超过50%但具有实际控制权的子公司合并其会计报表。唯对已关停并转；按破产程序已宣告被清理整顿；已宣告破产；准备近期出售以及非持续经营的所有者权益为负数的子公司不合并其会计报表。

合并会计报表编制方法：以母公司及纳入合并范围的各子公司的会计报表为合并依据，合并时将母公司与各子公司相互间的重要投资、往来、存货购销等内部交易及其未实现利润抵销后逐项合并，并计算少数股东权益和少数股东损益，对抵销时发生的合并价差，在合并资产负债表中以“合并价差”项目在长期投资项目中单独反映；对符合比例合并法的合营公司的资产、负债、收入、费用、利润等按所占比例份额予以合并。

如子公司执行的会计政策与本公司不一致的，在编制合并会计报表时，已按本公司之会计政策调整一致。

20、 会计政策变更

本公司原执行财政部财会字[1998]14号文《企业会计准则-资产负债表日后事项》，现据财政部财会[2003]12号文“关于印发《企业会计准则-资产负债表日后事项》的通知”，本公司自2003年7月1日起执行财政部财会[2003]12号文，按该文规定对资产负债表日后至财务报告批准报出日之间由董事会或类似机构所制定利润分配方案中分配的股利作出会计处理规定：现金股利在资产负债表所有者权益中单独列示；股票股利在会计报表附注中单独披露。唯此变更对本公司本年度及上年度会计报表均无影响。

21、 重大会计差错更正

本公司之下属合并子公司广州黄埔新口房地产开发有限公司于1997年度，在计算结转开发成本时，将其二期开发成本12,077,543.64元误入其一期开发成本，致使多结转开发成本及销售成本12,077,543.64元，因此本公司将此视为重大会计差错更正，调增二期开发成本和未分配利润12,077,543.64元，并采用追溯调整法，调整比较会计报表的期初数。其对本公司本年度及比较年度留存收益的影响如下：

	2004年	2003年
对合并净利润的影响	--	--
对合并利润分配的影响	--	--
--提取法定盈余公积金	--	--
--提取法定公益金	--	--
对合并未分配利润的影响	12,077,543.64	12,077,543.64
对合并年初留存收益的影响	12,077,543.64	12,077,543.64

本公司之下属合并子公司深圳市深房保税贸易有限公司2003年度，在计算结转商品销售成本时，将2003年末实际收到的一船货物成本及相应负债，跨期计入2004年度，致使2003年度少计算商品销售成本6,995,642.34元，因此本公司将此视为重大会计差错更正，调减库存商品和未分配利润6,995,642.34元，并采用追溯调整法，调整比较会计报表的期初数。其对本公司本年度及比较年度留存收益的影响如下：

	2004年	2003年
对合并净利润的影响	--	(6,995,642.34)
对合并利润分配的影响	--	--
--提取法定盈余公积金	--	--
--提取法定公益金	--	--
对合并未分配利润的影响	(6,995,642.34)	(6,995,642.34)
对合并年初留存收益的影响	(6,995,642.34)	--

三、税 项

本公司适用的主要税种和税率

税种	计税依据	税率
营业税	房屋销售收入、租赁收入、物业管理收入	5%
	建筑工程安装工程收入	3%
增值税	商品销售收入	17%
城建税	应纳营业税和增值税额	1%
企业所得税	应纳税所得额	*

企业所得税税率如下：

项目	所得税税率
境内企业	
--注册于深圳的企业	15%
--注册于深圳外境内其他地区的企业	33%
注册于香港的企业	17.50%

四、子公司及合营企业

1、 纳入合并报表范围的子公司情况

公司名称	注册地	注册资本	经营范围	直接投资	间接投资	直接投	间接投
深圳经济特区房地产（集团）广州房地产有限公司	广州	¥20,000,000	房地产开发、水电、空调、安装、建筑设计	¥20,000,000	--	100%	--
深圳市物业管理有限公司	深圳	¥7,250,000	物业管理服务	¥6,887,500	¥362,500	95%	5%
深圳市深房保税贸易有限公司	深圳	¥5,000,000	经营钢材、建材、装饰及机电设备的保税业务	¥4,750,000	¥250,000	95%	5%
深圳市深房投资有限公司	深圳	¥10,000,000	投资、管理、兴办实业、国内商业	¥9,000,000	¥1,000,000	90%	10%
深圳市竹园通小汽车出租有限公司	深圳	¥10,290,000	小汽车出租	¥11,809,500	--	100%	--
深圳圳通工程有限公司	深圳	¥10,000,000	安装、维修	¥7,300,000	¥2,700,000	73%	27%
深圳海燕大酒店有限公司	深圳	¥30,000,000	酒店服务	¥20,430,000	¥9,570,000	68.1%	31.9%
深圳市华展建设监理有限公司	深圳	¥8,000,000	建设监理服务	¥6,000,000	¥2,000,000	75%	25%
新峰企业有限公司	香港	HKD 1,000,000	投资、管理、咨询	HKD 1,000,000	--	100%	--
新峰置业有限公司	香港	HKD 1,000,000	投资控股	HKD 820,000	--	82%	--
美国长城地产有限公司	美国	USD500,000	房地产开发	USD350,000	--	70%	--
启禄有限公司	香港	HKD 1,000,000	投资控股	HKD 200,000	HKD 1,000,000	20%	80%
依烈有限公司	香港	HKD 10,000	集团公司融资	--	HKD 10,000	--	100%
启怡发展有限公司	香港	HKD 1,000,000	投资兴办实业	--	¥744,171	--	100%
柏伟置业有限公司	香港	HKD 10,000	物业投资	--	HKD 8,000	--	80%
新峰投资有限公司	香港	HKD 1,000,000	物业投资	--	HKD 550,000	--	55%
新峰房地产开发建筑（武汉）有限公司	武汉	US$4,000,000	房地产经营开发租赁	--	US$4,000,000	--	55%
沈阳同新房产开发有限公司	沈阳	HKD 40,000,000	房地产开发	--	HKD 37,250,000	--	93.1%
广州黄埔新口房地产开发有限公司	广州	HKD 39,800,000	建造经营商品房	--	HKD 39,800,000	--	100%
华林有限公司	香港	HKD 10,000	投资控股	--	HKD 10,000	--	82%
汕头市华林房产开发有限公司	汕头	US$6,000,000	厂房建设、销售、出租	--	US$6,000,000	--	82%
北京新峰房地产开发经营有限公司	北京	US$10,000,000.00	房地产经营	¥55,483,888.90	¥21,228,000.00	75%	25%

2、 未纳入合并报表范围的子公司情况：

公司名称	注册地	注册资本	经营范围	投资金额		投资比例		未合并原因
				直接投资	间接投资	直接投资比例	间接投资比例	
深圳市深房集团宝安开发有限公司	深圳	¥20,000,000	房地产开发及商品房销售	¥19,000,000	¥1,000,000	95%	5%	附注四、4（1）
深圳市深房百货有限公司	深圳	¥10,000,000	国内商业物资供销	¥9,500,000	¥500,000	95%	5%	附注四、4（2）
深圳深房停车场有限公司	深圳	¥42,500,000	建设经营停车场	¥29,750,000	¥12,750,000	70%	30%	附注四、4（3）
深圳市数码港投资有限公司	深圳	¥20,000,000	投资兴办实业、信息技术咨询	¥14,000,000	--	70%	--	附注四、4（4）
深圳市罗湖区社区信息资讯服务中心	深圳	¥500,000.00	资讯服务	--	¥500,000.00	--	70%	附注四、4（4）
深圳市数码港信息技术培训中心	深圳	¥600,000.00	人才培训	--	¥600,000.00	--	70%	附注四、4（4）
深圳市数码港通信有限公司	深圳	¥2,000,000.00	网络、计算机产品开发销售	--	¥1,800,000.00	--	63%	附注四、4（4）
深圳市房地产综合服务公司	深圳	¥13,710,000.00	建筑材料、日用百货等	¥5,958,305.26	--	100%	--	停业待清算
深圳市深房实业发展公司	深圳	¥3,000,000.00	物业管理、投资兴办各种经济实体	¥4,500,000.00	--	100%	--	停业待清算
深圳市特发房产建筑装修公司	深圳	¥2,210,000.00	建筑、装修	¥6,542,164.49	--	100%	--	停业待清算
深圳市联华企业有限公司	深圳	¥10,000,000.00	机械机电设备安装工程	¥10,000,000.00	--	100%	--	停业待清算
深圳市深房集团龙岗开发有限公司	深圳	¥30,000,000.00	房地产开发及商品房销售、楼宇租赁管理	¥30,000,000.00	--	100%	--	停业待清算
北京深房物业管理有限责任公司	北京	¥500,000.00	物业管理服务	¥500,000.00	--	100%	--	停业待清算
澳洲柏克顿有限公司	澳大利亚	US$200,000.00	房地产开发分包承建及	¥906,630.00	--	60%	--	停业待清算
百立有限公司	香港	HKD 500,000.00	买卖建材	¥201,100.00	--	100%	--	停业待清算
加拿大长城（温哥华）有限公司	加拿大	JOD 1,000.00	房地产开发	¥4,526.25	--	75%	--	停业待清算
深圳市深房建筑装饰材料公司	深圳	¥2,680,000.00	建筑材料、百货	¥2,680,000.00	--	100%	--	停业待清算
广东省封开县联峰水泥制造有限公司	广东封开	US$8,000,000.00	生产经营水泥及制品	--	¥121,265,000.00	--	90%	*
DERGETTA CO.,LTD	香港	HKD 10,000.00		--	¥7,429.80	--	70%	本期已注销
深圳市圳通新机电实业发展有限公司	深圳	¥20,000,000.00	投资兴办与机电有关项目	¥2,965,985.64	--	95%	5%	停业待清算

本公司对上述未合并报表之被投资单位已计提相应长期投资减值准备，详见附注五.8。

*广东省封开县联峰水泥制造有限公司，因持续经营能力存在重大不确定性且本公司准备转让其股权，本公司自1998年度起未合并其报表。本年度该公司之重大事项详见附注八（一）6。

3、合营企业情况：

公司名称	注册地	经营范围	初始投资金额	投资比例
深圳竹园企业有限公司	深圳	住宿、饮食、娱乐等	¥70,153,339.19	合作 *2
广州穗新房地产公司	广州	房地产开发	¥30,859,106.01	合作 *1
深圳市沙头角南天商场	深圳	商品销售	¥2,500,000.00	50.00%
深圳润华汽车贸易公司	深圳	汽车贸易	¥2,000,000.00	50.00%
罗浮山矿泉水饮料公司	惠州	饮料	¥9,969,206.09	合作
罗浮山旅游开发公司	惠州	旅游	¥9,600,000.00	合作
封开杏花宾馆	广东封开	旅游	¥9,455,465.38	合作
昆山调峰电力有限公司	江苏	发电	¥29,510,979.87	50.00%
江门新江房地产有限公司	广东江门	房地产开发	¥9,494,754.18	合作
西安新峰物业商贸有限公司	西安	房地产开发	¥25,473,600.00	合作
哈尔滨建峰科技发展公司	哈尔滨	科技开发	¥18,799,905.25	合作

上述合营企业，本公司本年度未合并其报表。

本公司对上述合营企业已计提相应长期投资减值准备，详见附注五.8。

*1 详见附注八（三）。

*2 广州穗新房地产公司上年度因合作经营期限已满已清算，本公司已收回投资，唯该公司的最终清算手续尚在办理中。

4、合并报表范围变更情况：

（1）深圳市深房集团宝安开发有限公司（以下简称：“宝安公司”）系一家“项目公司”，由于其开发的房地产上年度已基本销售完，且已无可继续开发的土地，本年度仅销售少量剩余楼盘；截止期末，账面仅剩余零星楼盘，并已委托中介机构代理销售，公司人员已分流，已不再有实质性业务，故本公司本年度未合并其会计报表。

（2）深圳市深房百货有限公司（以下简称：“百货公司”），其主要经营业务为代理进出口经营和深房百货大楼的百货零售业务。本年度期间，其代理进出口经营业务已停止；期末，本公司已决定关闭百货公司。百货公司的人员已于期后开始陆续解散，百货公司已不再“继续经营”，其账面净资产为负值，故本公司本年度未合并其会计报表。

（3）深圳深房停车场有限公司（以下简称“停车场公司”），该公司本年度已无实质性经营资产和业务，人员已解散，故本公司本年度未合并其会计报表。

（4）深圳市数码港投资有限公司及其下属子公司：深圳市罗湖区社区信息资讯服务中心、深圳市数码港信息技术培训中心、深圳市数码港通信有限公司（以下简称“数码港公司合并”），本年度，由于其主要经营业务已停止，现本公司尚在与该公司的少数股东协商处置该公司的方式；且该公司的规模较小，其资产、收入、净利润等指标均不足本公司规模的10%，故本公司本年度未合并其会计报表。

宝安公司、百货公司主要会计报表项目：

资产负债表	2004.12.31		2003.12.31	
	宝安公司	百货公司	宝安公司	百货公司
总资产	22,650,383.85	31,627,933.67	32,448,500.24	103,600,668.31
其中：流动资产	22,381,245.75	30,747,597.35	32,142,659.58	51,372,805.21
固定资产	269,138.10	880,336.32	305,840.66	52,227,863.10
总负债	517,383.16	32,875,236.24	2,094,307.42	94,336,580.89
其中：流动负债	517,383.16	32,875,236.24	2,094,307.42	94,336,580.89
净资产	22,133,000.69	(1,247,302.57)	30,354,192.82	9,264,087.42

利润表	2004.12.31		2003.12.31	
	宝安公司	百货公司	宝安公司	百货公司
主营业务收入	3,135,544.00	128,682,019.10	37,883,025.00	269,325,724.81
主营业务成本	1,701,265.48	124,391,438.05	22,047,015.75	250,191,960.58
营业利润	362,120.99	(10,470,851.31)	11,754,613.27	(3,895,610.86)
净利润	243,084.66	(10,511,389.99)	9,957,972.70	(4,154,816.40)

停车场公司、数码港公司合并主要会计报表项目：

资产负债表	2004.12.31		2003.12.31	
	停车场公司	数码港公司合并	停车场公司	数码港公司合并
总资产	42,669,469.12	14,121,584.16	50,503,600.47	22,982,632.43
其中：流动资产	42,669,469.12	11,921,460.65	50,503,600.47	18,118,178.31
固定资产	--	1,125,601.71	--	1,519,031.90
总负债	34,975.77	752,726.36	7,824,857.27	3,557,167.64
其中：流动负债	34,975.77	752,726.36	7,824,857.27	3,557,167.64
净资产	42,634,493.35	13,253,227.67	42,678,743.20	19,273,327.42

利润表	2004.12.31		2003.12.31	
	停车场公司	数码港公司合并	停车场公司	数码港公司合并
主营业务收入	--	2,909,028.23	1,527,267.60	5,480,813.96
主营业务成本	--	1,055,839.60	751,130.76	2,542,903.10
营业利润	(44,249.85)	(5,979,560.31)	(20,013.29)	(2,649,745.63)
净利润	(44,249.85)	(6,020,099.75)	(21,382.21)	(2,377,924.06)

五、会计报表主要项目注释

1、货币资金

种 类	2004.12.31			2003.12.31		
	原币金额	汇率	折人民币	原币金额	汇率	折人民币
现 金						
RMB	1,325,107.50		1,325,107.50	845,223.20		845,223.20
HKD	512,651.02	1.0637	544,159.68	596,860.30	1.0614	633,539.41
USD	2,100.00	8.2765	17,384.01	2,100.00	8.2781	17,384.01
现金小计			1,886,651.19			1,496,146.62
银行存款						
RMB	112,497,653.74		112,497,653.74	160,382,638.30		160,382,638.30
HKD	9,846,701.12	1.0637	10,451,415.22	10,101,790.06	1.0614	10,722,166.65
USD	82,800.22	8.2781	685,030.53	179,164.36	8,2781	1,482,727.57
CAD	175,451.02		1,203,005.18	135,740.67	6.3684	864,450.88
AUD	39,659.95		255,096.13	38,619.65	6.1880	238,976.93
银行存款小计			125,092,200.80			173,690,960.33
其他货币资金						
RMB	29,438,837.26		29,438,837.26	46,531,498.31		46,531,498.31
HKD	16,201,800.40	1.0614	17,196,590.94	16,095,219.60	1.0614	17,083,466.08
USD	2,900,000.00	8.2765	24,006,490.00	2,900,000.00	8.2781	24,006,490.00
其他货币			70,641,918.20			87,621,454.39
资金小计			197,620,770.19			262,808,561.34
合 计						

2、 短期投资

项目	2004.12.31		2003.12.31	
	投资金额	跌价准备	投资金额	跌价准备
股权投资	1,701,614.79	--	1,701,614.79	--
：股票投资	1,701,614.79	--	1,701,614.79	--
债券投资	2,600.00	--	3,100.00	--
其中：国债投资	--	--	--	--
其他债券投资	2,600.00	--	3,100.00	--
合计	1,704,214.79	--	1,704,714.79	--

* 股票投资2004年12月31日的市值为人民币3，056，986.99元。

3、 应收账款

账龄	2004.12.31			2003.12.31		
	金 额	比例%	坏账准备	金额	比例%	坏账准备
1年以内	33,481,253.91	60.23	2,279,770.39	136,176,892.41	75.31	994,311.85
1-2年	715,690.75	1.29	241,810.65	12,811,836.70	7.09	91,196.77
2-3年	3,872,757.51	6.97	648,828.46	2,323,871.14	1.29	153,751.68
3年以上	17,517,210.29	31.51	15,735,047.75	29,511,084.65	16.31	3,270,208.62
合计	55,586,912.46	100	18,905,457.25	180,823,684.90	100	4,509,468.92

应收账款本期期末余额中无持有本公司5%（含5%）以上股份的股东单位欠款，应收其他关联单位款项详见附注七.3。本期期末应收账款中前五名欠款单位金额合计为21,760,307.21元，占全部应收账款余额的39.15%。

本期应收账款余额较上期减少69.26%，主要系由于本期大幅收回款项及合并报表范围减少所致。坏账准备比上期增长319.24%，主要原因系本期本公司将对汉江发展有限公司折合人民币12,659,730.67元的债权全额计提坏账准备所致。

4、 其他应收款

账龄	2004.12.31			2003.12.31		
	金额	比例%	坏账准备	金额	比例%	坏账准备
1年以内	192,953,246.34	40.09	75,659,151.77	39,787,950.19	12.06	821,575.93
1-2年	18,538,275.04	3.85	3,752,997.29	23,766,422.33	7.21	21,628,604.31
2-3年	11,590,954.10	2.41	4,264,791.83	28,537,132.27	8.65	11,346,129.11
3年以上	258,163,587.86	53.65	206,266,250.14	237,700,830.97	72.08	184,656,612.48
合计	481,246,063.34	100	289,943,191.03	329,792,335.76	100	218,452,921.83

本期期末余额中无持有本公司5%（含5%）以上股份的股东单位欠款，应收其他关联单位款项详见附注七.3。本期期末其他应收款中前五名欠款单位金额合计为337,668,720.36元，占全部其他应收款余额的70.17%。

本期其他应收款余额比上期增加45.92%，坏账准备比上期增加32.73%，主要原因系如附注八（一）1所述，将原在存货核算的国兴大厦款166,109,047.00元调作其他应收款核算，原已计提的存货跌价准备69,907,107.00元调作坏账准备核算所致。

5、 预付账款

账龄	2004.12.31		2003.12.31	
	金 额	比例%	金 额	比例%
1年以内	993,894.75	100	14,482,009.07	96.98
1-2年	--	--	162,880.00	1.09
2-3年	--	--	7,500.00	0.05
3年以上	--	--	280,328.79	1.88
合计	993,894.75	100	14,932,717.86	100

本期预付账款余额比上期减少93.34%，主要原因系合并报表范围减少所致。

6、 存 货

项目	2004.12.31 金额	2004.12.31 跌价准备	2003.12.31 金额	2003.12.31 跌价准备
开发成本	1,107,269,012.38	458,502,163.00	1,218,715,766.46	528,409,270.00
开发产品	182,675,360.27	10,742,017.63	224,608,435.91	18,400,846.51
出租开发产品	664,689,281.19	30,115,000.00	638,348,293.45	30,115,000.00
库存商品	5,728,579.03	17,832.08	30,190,286.70	592,946.52
原材料	4,681,959.10	240,000.00	4,275,178.00	240,000.00
低值易耗品	8,161.30	--	259,984.04	--
工程施工	12,051,869.88	--	6,789,262.40	--
合 计	1,977,104,223.15	499,617,012.71	2,123,187,206.96	577,758,063.03

存货抵押如附注九所述。

（1）开发成本

项目名称	开工时间	预计竣工时间	预计总投资（万元）	帐面成本 期初余额	帐面成本 期末余额	跌价准备 期末余额
黄埔新口二期 *1		2006年6月	14,000.00	12,077,543.64	13,033,380.34	
美国土地				122,635,954.00	127,595,910.00	104,723,917.00
怡泰中心	1993年4月		53,172.52	478,638,119.10	492,976,887.20	273,628,246.00
国兴大厦 *2	1994年8月			166,109,047.00	--	--
泥岗星湖花园三期	1994年5月	2005年4月	23,000.00	46,933,616.33	124,732,879.43	--
碧桐海苑	1994年9月	2005年4月	10,000.00	34,021,284.83	112,553,398.83	8,400,000.00
翠沁阁 *3	2000年6月	已完工	12,390.00	118,593,809.17	--	--
汕头金叶岛五-九期别墅	2002年12月	2007年12月	14,000.00	93,138,652.86	93,675,372.51	--
沈阳新峰商业广场*4	1993年9月		22,726.00	146,567,739.53	142,671,184.07	71,750,000.00
海燕停车场改建	1992年12月			--	30,000.00	--
合 计				1,218,715,766.46	1,107,269,012.38	458,502,163.00

*1 本期调整增加，并追溯调整期初数，详见附注二、21所述； *2本期调往其他应收款核算，详见附注八(一)1所述； *3本期已完工结转开发产品； *4工程大部分已完工，剩余少量安装工程停工。

（2） 开发产品

项目名称	竣工时间	帐面成本				跌价准备
		期初余额	本期增加	本期减少	期末余额	期末余额
日明、日丽阁	2000年11月	1,563,646.51	--	1,563,646.51	--	--
日升、日辉阁	2003年6月	1,761,063.33	--	1,761,063.33	--	--
华丰/华富大厦	2000年11月	36,344,539.17	387,504.25	24,567,244.80	12,164,798.62	4,434,567.12
景庭苑	1999年5月	18,301,321.77	--	13,113,240.00	5,188,081.77	1,400,000.00
东乐	1994年2月	19,806,186.14	4,874,026.17	2,893,865.42	21,786,346.89	4,907,450.51
绵绣大厦	1994年5月	26,870,967.48	727,474.52	5,868,389.55	21,730,052.45	--
湖滨阁	2002年3月	3,260,393.48	--	3,260,393.48	--	--
泥岗星湖花园二期	2003年9月	5,110,251.38	--	604,426.07	4,505,825.31	--
翠沁阁	2004年6月	--	115,775,650.63	102,185,280.00	13,590,370.63	--
文锦仓库 *		--	19,213,650.50	--	19,213,650.50	
汕头金叶岛二期别墅	2001年10月	2,474,197.50	190,780.64	2,664,978.14	--	--
汕头金叶岛首期别墅	1996年7月	7,418,757.98	(90,542.00)	--	7,328,215.98	--
汕头金叶岛多层公寓	1997年9月	35,439,107.14	1,236,516.00	286,608.90	36,389,014.24	--
汕头金叶岛四期别墅	2002年12月	10,534,262.15	667,199.15	7,953,823.47	3,247,637.83	--
汕头金叶岛三期别墅	2002年12月	13,402,007.36	4,528,032.12	15,393,102.11	2,536,937.37	--
黄埔新口一期	1994年10月	1,881,675.29	767,669.11	--	2,649,344.40	--
北京新峰大厦	2001年1月	40,440,059.23	--	8,094,974.95	32,345,084.28	--
合计		224,608,435.91	148,277,961.09	190,211,036.73	182,675,360.27	10,742,017.63

（3）出租开发产品

项目名称	帐面成本				跌价准备
	期初余额	本期增加	本期减少	期末余额	期末余额
湖滨新村	396,945.29	--	18,427.56	378,517.73	--
翠华花园	1,961,584.48	--	61,281.24	1,900,303.24	--
国际商业大厦	3,175,409.50	--	3,175,409.50	--	--
房地产大厦	16,385,013.34	--	526,896.12	15,858,117.22	--
金城大厦	7,697,532.81	62,110.56	364,419.60	7,395,223.77	--
翠田工业村	19,534,486.20	--	533,640.36	19,000,845.84	--
诗宁别墅	484,982.82	--	18,653.16	466,329.66	--
湖心大厦	195,240.12	--	--	195,240.12	--
文锦花园	4,825,569.14	--	147,036.12	4,678,533.02	--
东湖丽苑	810,082.12	--	22,148.88	787,933.24	--
文锦大厦	1,841,631.82	--	95,170.32	1,746,461.50	--
湖景大厦	15,198,076.08	--	406,986.48	14,791,089.60	--
兴业大厦 *1	1,514,653.18	49,433,654.11	726,576.05	50,221,731.24	--
宝安商场	3,035,829.64	--	292,179.51	2,743,650.13	--
深房广场 *2	409,902,823.29	10,655,223.18	21,679,935.72	398,878,110.75	30,115,000.00
海燕大厦	11,152,350.45	--	301,414.92	10,850,935.53	--
华民大厦	3,197,933.20	--	61,949.64	3,135,983.56	--
友谊停车场	79,260,386.49	--	3,712,549.56	75,547,836.93	--
深房广场五六楼	57,777,763.48	--	1,665,325.37	56,112,438.11	--
合计	638,348,293.45	60,150,987.85	33,810,000.11	664,689,281.19	30,115,000.00

*1 其中增加49,433,654.11元，系如附注四、4（2）所述原因从百货公司转入；

*2 其中增加项系购入深房广场房产。

（4）存货跌价准备

项目名称	期初余额	本期增加	本期减少	期末余额
过期商品 *1	832,946.52	--	575,114.44	257,832.08
沈阳新峰商业广场	71,750,000.00	--	--	71,750,000.00
怡泰中心	273,628,246.00	--	--	273,628,246.00
国兴大厦 *2	69,907,107.00	--	69,907,107.00	--
深房广场	30,115,000.00	--	--	30,115,000.00
碧桐海苑	8,400,000.00	--	--	8,400,000.00
美国土地	104,723,917.00	--	--	104,723,917.00
华丰/华富大厦 *3	12,093,396.00	--	7,658,828.88	4,434,567.12
东 乐	4,907,450.51	--	--	4,907,450.51
景庭苑	1,400,000.00	--	--	1,400,000.00
合 计	577,758,063.03	--	78,141,050.32	499,617,012.71

*1 其中减少项系合并报表范围减少转出数；*2 其中减少系调往其他应收款的坏账准备核算，详见附注八（一）1所述；*3 本期减少项系因本期实现销售的转销数。

7、待摊费用

项 目	期初余额	本期增加	本期摊销	期末余额	结存原因
预收楼款营业税及附加	8,215,041.83	290,673.44	952,546.72	7,553,168.55	尚未确认收入
保险费	87,456.54	128,200.65	150,224.14	65,433.05	受益期内待摊
养路费	22,575.29	--	22,575.29	--	受益期内待摊
押金营业税金及附加	74,941.88	--	--	74,941.88	尚未确认收入
报刊费	192,504.08	149,740.38	206,070.28	136,174.18	受益期内待摊
其 他	317,226.86	32,500.00	317,226.86	32,500.00	受益期内待摊
合 计	8,909,746.48	601,114.47	1,648,643.29	7,862,217.66	

8、长期投资

项目	期初余额	本期增加	本期减少	期末余额
长期股权投资*	413,428,370.34	73,781,098.94	42,113,967.92	445,095,501.36
其中：对子公司投资	71,137,068.92	73,934,846.97	--	145,071,915.89
对合营公司投资	201,837,042.16	15,607.82	9,600,000.00	192,252,649.98
对联营公司投资	17,611,808.80	(169,355.85)	--	17,442,452.95
对其他股权投资	122,842,450.46	--	32,513,967.92	90,328,482.54
长期债权投资**	244,276,504.95	--	22,077.13	244,254,427.82
其中：国债投资	--	--	--	--
合计	657,704,875.29	73,781,098.94	42,136,045.05	689,349,929.18
减：长期投资减值准备***	411,601,074.97			406,801,074.97
长期投资净额	246,103,800.32			282,548,854.21

* 长期股权投资

A 股票投资

被投资单位名称	股份类别	股票数量	投资比例	初始投资成本	期末余额	期末市价
吉林制药股份有限公司	法人股	18,507,500.00	13.64%	16,825,000.00	16,825,000.00	*

* 详见附注八（一）7。

B 其他股权投资

被投资单位名称	投资期限	投资金额 初始投资额	投资金额 本年权益调整	投资金额 累计权益调整	期末余额	投资比例	减值准备
深圳市深房百货有限公司 *1	1998.6-2008.6	10,000,000.00	(9,264,087.42)	(10,000,000.00)	--	100.00%	--
深圳市深房集团宝安开发有限公司*1	1993.5-2013.5	20,000,000.00	(8,221,192.13)	2,133,000.69	22,133,000.69	100.00%	--
深圳深房停车场有限公司 *1	1995.4-2015.4	42,397,523.36	(44,249.85)	134,493.35	42,532,016.71	100.00%	--
深圳市数码港投资有限公司 *1	2000.5-2010.5	14,000,000.00	(4,214,069.82)	(4,722,740.63)	9,277,259.37	100.00%	--
深圳市房地产综合服务公司	1983-1994.8	5,958,305.26	--	(4,917,554.18)	1,040,751.08	100.00%	1,040,751.08
深圳市深房实业发展公司	1993.10-1998.6	4,500,000.00	--	(1,945,470.91)	2,554,529.09	100.00%	2,554,529.09
深圳市特发房产建筑装修公司	1983.3-	6,542,164.49	--	1,637,839.14	8,180,003.63	100.00%	8,180,003.63
深圳市联华企业有限公司	1983.10-2013.10	10,000,000.00	--	(10,000,000.00)	--	100.00%	--
深圳市深房集团龙岗开发有限公司	1993.5-	30,000,000.00	--	(30,000,000.00)	--	100.00%	--
北京深房物业管理有限责任公司	1997.8-2012.8	500,000.00	--	(500,000.00)	--	100.00%	--
澳洲柏克顿有限公司	1988.6-	906,630.00	--	(906,630.00)	--	60.00%	--
百立有限公司	1987.9-	201,100.00	--	(201,100.00)	--	100.00%	--
加拿大长城（温哥华）有限公司	1988-2000.12	4,526.25	--	(4,526.25)	--	75.00%	--
深圳市深房建筑装饰材料公司	1989.7-	2,680,000.00	--	(2,680,000.00)	--	100.00%	--
广东省封开县联峰水泥制造有限公司 *2		121,265,000.00	--	(61,910,644.68)	59,354,355.32	90.00%	59,354,355.32
DERGETTA CO., LTD *3		7,429.80	(7,429.80)	(7,429.80)	--	70.00%	--
深圳竹园企业有限公司 *4	1992.8-2022.8	70,153,339.19	--	10,973,491.15	81,126,830.34	合作	18,892,047.99
广州穗新房地产公司 *5	1992.7-	30,859,106.01	--	(30,859,106.01)	--	合作	--
深圳市沙头角南天商场	1986.7-2006.5	2,500,000.00	--	350,618.06	2,850,618.06	50.00%	--
深圳润华汽车贸易公司	1992.4-	2,000,000.00	--	(554,574.44)	1,445,425.56	50.00%	1,445,425.56

B 其他股权投资

被投资单位名称	投资期限	投资金额 初始投资额	本年权益调整	累计权益调整	期末余额	投资比例	减值准备
罗浮山矿泉水饮料公司	1985.1-2002.12	9,969,206.09	--	--	9,969,206.09	合作	9,969,206.09
罗浮山旅游开发公司 *6		9,600,000.00	(9,600,000.00)	(9,600,000.00)	--	合作	--
封开杏花宾馆	1990-2016	9,455,465.38	--	--	9,455,465.38	合作	9,455,465.38
昆山润峰电力有限公司		29,510,979.87	--	4,765,472.99	34,276,452.86	50.00%	--
江门新江房地产有限公司		9,494,754.18	15,607.83	(639,607.74)	8,855,146.44	合作	912,537.16
西安新峰房地产商贸有限公司 *7		25,473,600.00	--	--	25,473,600.00	合作	21,823,177.57
哈尔滨建峰科技发展公司 *8		18,799,905.25	--	--	18,799,905.25	合作	18,799,905.25
深圳八方通铁路公司	1995.1-2025.1	10,500,000.00	--	--	10,500,000.00	35.00%	--
深圳市新峰地产顾问有限公司	1993.3-2013.3	5,140,000.00	(308,775.71)	(4,742,476.24)	397,523.76	30.00%	--
深圳市荣华机电工程有限公司	1990.10-2010.10	5,475,954.97	139,419.86	(4,086,535.11)	1,389,419.86	25.00%	1,076,954.64
云南鲲鹏航空服务有限公司		4,847,046.11	--	43,113.16	4,890,159.27	25.00%	--
东益地产有限公司		265,350.00		0.06	265,350.06	20.00%	--
广发证券公司 *9		30,880,000.00	(30,880,000.00)	(30,880,000.00)	--	2.00%	--
汕头新峰大厦 *10		69,914,657.83	(236,619.28)	(709,858.84)	69,204,798.99		58,547,652.25
合 计		613,802,044.04	(62,621,396.32)	(189,830,226.23)	423,971,817.81		212,052,011.01

* 1 如附注四、4所述，因合并范围减少而增加的对未合并子公司长期投资； *2 详见附注八（一）6； *3 本期已注销； *4 详见附注八（三）； *5 详见附注四、3*2； *6本期因签订合同将合作投资款转为借款而转作其他应收款核算，相应长期投资减值准备转作坏账准备核算； *7 详见附注八（一）4； *8 详见附注八(一)2； *9 本期该投资已被处置； *10 详见附注八（一）5。

C 股权投资差额

被投资单位名称	初始金额	形成原因	摊销期限	本期摊销金额	期末余额
新峰置业有限公司	13,973,496.34	溢价收购	10年	1,397,348.64	4,298,683.55

长期债权投资

公司名称	投资成本	减值准备	账面价值
西安新峰物业商贸有限公司*1	9,030,922.30	--	9,030,922.30
哈尔滨建峰科技发展公司*2	76,801,904.16	56,975,108.88	19,826,795.28
广东省封开县联峰水泥制造有限公司*3	126,302,983.47	115,368,211.84	10,934,771.63
云南鲲鹏航空服务有限公司	1,071,615.23	--	1,071,615.23
东益地产有限公司	31,047,002.66	22,405,743.24	8,641,259.42
合计	244,254,427.82	194,749,063.96	49,505,363.86

*1 详见附注八(一)4； *2 详见附注八(一)2； *3 详见附注八(一)6。

*****长期债权投资**

项目	期初余额	本期增加	本期减少	期末余额
长期股权投资	216,852,011.01	--	4,800,000.00	212,052,011.01
其中：对子公司投资	71,129,639.12	--	--	71,129,639.12
对合营公司投资*1	86,097,765.00	--	4,800,000.00	81,297,765.00
对联营公司投资	1,076,954.64	--	--	1,076,954.64
其他股权投资	58,547,652.25	--	--	58,547,652.25
长期债权投资	194,749,063.96	--	--	194,749,063.96
合计	411,601,074.97	--	4,800,000.00	406,801,074.97

*1 本期减少系如附注五.8B*6所述之原因，转作其他应收款的坏账准备。

9、 固定资产及累计折旧

固定资产类别	期初余额	本期增加	合并报表范围变化转出 *1	本期减少	期末余额
原 值					
房屋建筑物	437,752,373.94	747,753.26	88,600,136.38	1,144,515.09	348,755,475.73
运输工具	20,554,241.55	1,155,808.00	2,657,781.13	720,249.35	18,332,019.07
机器设备	12,785,751.24	8,167.00	12,511,366.00	--	282,552.24
电子设备及其他	20,961,568.66	642,252.99	8,004,870.94	501,535.57	13,097,415.14
合 计	492,053,935.39	2,553,981.25	111,774,154.45	2,366,300.01	380,467,462.18
累计折旧					
房屋建筑物	161,467,403.18	13,592,970.75	42,639,326.81	310,685.04	132,110,362.08
运输工具	15,648,363.43	1,340,505.38	1,609,443.64	720,249.35	14,659,175.82
机器设备	7,382,044.69	18,711.04	7,230,680.10	--	170,075.63
电子设备及其他	15,700,999.20	1,144,965.85	6,197,790.34	596,022.25	10,052,152.46
合 计	200,198,810.50	16,097,153.02	57,677,240.89	1,626,956.64	156,991,765.99
净 值	291,855,124.89				223,475,696.19
减：固定资产减值准备*2	1,444,668.90	--	44,177.90	--	1,400,491.00
净 额	290,410,455.99				222,075,205.19

*1本期转出，系如附注四.4所述，由于合并范围减少而转出相应公司之期初固定资产余额。

固定资产抵押详见附注九。

*2 固定资产减值准备

类别	期初余额	本期增加	本期转出*	本期减少	期末余额
房屋建筑物	1,312,940.94	--	44,177.90	--	1,268,763.04
运输工具	48,134.41	--	--	--	48,134.41
机器设备	67,587.58	--	--	--	67,587.58
电子设备及其他	16,005.97	--	--	--	16,005.97
合计	1,444,668.90	--	44,177.90	--	1,400,491.00

*本期转出，系如附注四.4所述，由于合并范围减少而转出相应公司之期初固定资产减值准备余额。

10、 在建工程

工程名称	预算数（万元）	期初余额	本期增加额	本期转入固定资产	其他减少额	期末余额	资金来源	工程投入占预算比例
竹园公寓*	2,840	38,256,853.49	693,929.66	--	--	38,950,783.15	自筹	已超支
减:减值准备		--				--		
净 额		38,256,853.49				38,950,783.15		

*详见附注八(一) 3及附注八（三）。

11、 无形资产

类别	取得方式	原值	期初余额	本期增加额	本期转出	本期摊销额	累计摊销额	期末余额	剩余摊销年限
汕头金叶岛土地使用权	购置	67,632,780.19	60,754,437.12	4,579,989.13	--	1,061,297.67	3,359,651.61	64,273,128.58	59年
出租小汽车营运牌照	购置	4,600,000.00	592,563.00	--	--	592,563.00	4,600,000.00	--	
软件	购置	174,652.94	114,952.94	--	--	47,334.34	107,034.34	67,618.60	1年
合计			61,461,953.06	4,579,989.13	--	1,701,195.01	8,066,685.95	64,340,747.18	
减:减值准备*			4,170,147.33					4,170,147.33	
净 额			57,291,805.73					60,170,599.85	

无形资产减值准备

项 目	期初余额	本期增加	本期转出	本期减少	期末余额
汕头金叶岛土地使用权	4,170,147.33	--	--	--	4,170,147.33

12、 长期待摊费用

项目	原始发生额	期初余额	本期增加额	本期摊销额	累计摊销额	期末余额
装修费	4,352,672.89	3,180,115.43	566,865.08	3,174,570.30	3,780,262.68	572,410.21
临时建筑	3,905,175.22	1,655,175.22	--	750,000.00	3,000,000.00	905,175.22
其他	912,769.33	552,265.29	--	435,179.61	795,683.65	117,085.68
合计	9,170,617.44	5,387,555.94	566,865.08	4,359,749.91	7,575,946.33	1,594,671.11

13、 短期借款

借款条件及币种	月利率	2004.12.31		2003.12.31	
		原币	折人民币	原币	折人民币
抵押借款:					
人民币	4.425‰-5.7525‰	158,570,060.00	158,570,060.00	396,920,060.00	396,920,060.00
美 元	3.691‰	2,900,000.00	24,006,490.00	2,900,000.00	24,006,490.00
港 币	4.425‰	137,000,000.00	145,411,800.00	137,000,000.00	145,411,800.00
保证借款:					
人民币	4.8675‰-5.7525‰	126,000,000.00	126,000,000.00	101,881,693.81	101,881,693.81
英 镑		--	--	121,267.20	1,002,273.41
信用借款:					
人民币	4.65‰	50,000,000.00	50,000,000.00		--
合 计			503,988,350.00		669,222,317.22

其中：已逾期的借款

贷款单位	金额	贷款利率	贷款资金用途	预计还款期
农行沈河支行	RMB13,140,000.00	6.3‰	商品房开发贷款	尚在协商展期

14 、 应付账款

本公司无三年以上的大额应付账款。应付账款本期期末余额中无应付持本公司 5% 以上表决权资本的股东款项，应付其他关联单位款项详见附注七．3 。

应付账款期初数之追溯调整详见附注二. 21。

15 、 预收账款

账龄	2004.12.31		2003.12.31	
	金额	比例	金额	比例
1年以内	82,945,538.39	48.44%	116,057,739.35	55.12%
1-2年	2,111,358.00	1.23%	12,594,946.32	5.98%
2-3年	7,022,207.14	4.10%	26,049,733.40	12.37%
3年以上	79,147,268.30	46.23%	55,852,312.33	26.53%
合计	171,226,371.83	100	210,554,731.40	100

超过一年以上的大额预收账款结存的主要原因在于预售的楼宇尚未办妥验收手续，预收账款未结转收入。

本期主要预收房款

项目名称	期初余额	期末余额	预计竣工时间	预售比例
怡泰中心	72,970,092.40	72,970,092.40	已竣工	21.44%
泥岗星湖花园二期	6,559,712.92	6,134,122.92	已竣工	100%
翠沁阁	82,876,918.10	1,969,741.00	已竣工	89.20%
汕头金叶岛国际花园一、三、四期	10,095,938.74	--	已竣工	95.31%
沈阳新峰商业广场	1,950,064.00	--	2005年	
国兴大厦项目 *1	--	68,720,773.33		
小计	174,452,726.16	149,794,729.65		

16、应交税金

税 种	2004.12.31	2003.12.31
增值税	(1,578,078.08)	(318,510.93)
营业税金及附加	4,135,324.64	5,795,532.77
企业所得税	(2,071,170.57)	(2,411,982.62)
个人所得税	136,761.69	236,495.29
房产税	1,897,657.40	515,406.73
其 他	18,054.59	194,546.49
合 计	2,538,549.67	4,011,487.73

17、其他应付款

大额其他应付款如下：

债权人	金额	账龄	款项性质或内容	未偿还原 因	期后是否偿还
深圳市建设投资控股有限公司	49,907,040.00	三年以上	借款及国有股配股准备金	*1	否
国土局	30,228,240.75	三年以上	土地使用费	原提取	*2
商贸投资控股公司	20,000,000.00	一年以内	竹园公司股权转让款	*3	否
业主及租户押金往来金等	26,610,584.38	历年形成	押金及往来款	未结算	否
吉林省明日实业有限公司	27,762,000.00	三年以上	吉林制药法人股股权转让款	*4	否

*1 应付持本公司5%以上表决权资本的股东款项；*2 期后支付兴业大厦（二期）项目23,935,664.00元；*3 详见附注八(三)；*4 详见附注八（一）7。

应付其他关联单位款项详见附注七.3。

18、预提费用

项 目	2004.12.31	2003.12.31
诉讼及仲裁损失	13,471,221.89	53,391,450.72
工程配套款	24,102,456.67	30,913,703.43
利 息	1,820,000.00	1,665,884.93
水电费	--	1,356,569.42
土地使用费	--	544,445.34
其 他	2,028,538.14	689,841.27
合 计	41,422,216.70	88,561,895.11

本期预提费用余额较上期减少53.23%，主要系由于本期部分诉讼案执行结案而支付的原计提的诉讼及仲裁损失。

19、一年内到期的长期负债

项 目	2004.12.31	2003.12.31
一年内到期的长期借款*	22,000,000.00	7,784,946.52

*一年内到期的长期借款

借款单位	借款类别	月利率	币种	原币	折人民币
工商银行汕樟支行 **	抵押	5.2613‰	人民币	7,000,000.00	7,000,000.00
广发行汕头分行	抵押	5.2813‰	人民币	15,000,000.00	15,000,000.00
合计				22,000,000.00	22,000,000.00

** 已于期后偿还。

20、长期借款

借款条件及币种	月利率‰	借款期限	2004.12.31 原 币	2004.12.31 折人民币	2003.12.31 原 币	2003.12.31 折人民币
抵押借款:						
人民币	5.2613	2003.01.15-2006.01.05	7,000,000.00	7,000,000.00	--	--
人民币	4.575	2004.09.30-2007.09.29	70,000,000.00	70,000,000.00	--	--
人民币	4.8000	2004.12.24-2007.12.23	40,000,000.00	40,000,000.00	20,000,000.00	20,000,000.00
人民币	5.280	2004.12.03-2006.06.02	50,000,000.00	50,000,000.00	15,000,000.00	15,000,000.00
合计				167,000,000.00		35,000,000.00

本期长期借款余额较上期增加377.14%，主要系本期新增长期借款所致。

21、长期应付款

债权人	币种	原币	折人民币
Autoncourt Co.,Ltd	港币	8,122,500.00	8,621,221.50
Heykar Investment Ltd	港币	4,021,250.00	4,268,154.75
物业管理维修基金	人民币	6,350,682.22	6,350,682.22
合 计			19,240,058.47

22、股 本

项 目	期初余额	本期增（减）变动						期末余额
		增发	配股	送股	公积金转 股	其他	小计	
一、尚未流通股份								
发起人股份	743,820,000.00	--	--	--	--	--	--	743,820,000.00
其中:								
国家股	743,820,000.00	--	--	--	--	--	--	743,820,000.00
尚未流通股份合计	743,820,000.00	--	--	--	--	--	--	743,820,000.00
二、已流通股份								
境内上市的人民币普通股	147,840,000.00	--	--	--	--	--	--	147,840,000.00
境内上市的外资股	120,000,000.00	--	--	--	--	--	--	120,000,000.00
已流通股份合计	267,840,000.00	--	--	--	--	--	--	267,840,000.00
三、股份总数	1,011,660,000.00	--	--	--	--	--	--	1,011,660,000.00

*二零零四年十月十三日，根据深圳市人民政府国有资产监督管理委员会（深国资委[2004]223号）《关于成立深圳市投资控股有限公司的决定》，本公司原大股东--深圳市建设投资控股公司与其他两家市资产管理公司合并组建深圳市投资控股有限公司，深圳市投资控股有限公司为国有独资有限责任公司。目前，有关合并组建工作正按法定程序进行当中，由此引起本公司的股权划转变更情况，尚待政府有关部门审批，尚未在中国证券登记结算有限公司深圳分公司办理过户手续，工商变更登记手续也未办理。

23、资本公积

项目	期初余额	本期增加	本期减少	期末余额
股本溢价	557,433,036.93	--	--	557,433,036.93
资产评估增值	293,136,904.90	--	--	293,136,904.90
债务重组收益	10,870,200.00	--	--	10,870,200.00
股权投资准备	1,475,482.87	--	--	1,475,482.87
其 他	93,742,251.23		--	93,742,251.23
合 计	956,657,875.93	--	--	956,657,875.93

24、盈余公积

项 目	期初余额	本期增加	本期减少	期末余额
法定盈余公积	3,316,260.76	--	--	3,316,260.76
任意盈余公积	--	--	--	--
小 计	3,316,260.76	--	--	3,316,260.76
法定公益金	115,594,426.18	--	--	115,594,426.18
合 计	118,910,686.94	--	--	118,910,686.94

25、未分配利润

	2004.12.31	2003.12.31
净利润	(142,307,752.60)	4,356,083.15
加：期初未分配利润	(911,506,411.71)	(915,862,494.86)
减：提取法定盈余公积	--	--
提取公益金	--	--
提取任意盈余公积金	--	--
分配股利	--	--
期末余额	(1,053,814,164.31)	(911,506,411.71)

* 有关重大会计差错更正，并采用追溯调整法，调整了比较报表年初数，详见附注二.21。

26、主营业务收入及成本

分行业信息

	营业收入		营业成本		营业毛利	
行 业	2004年	2003年	2004年	2003年	2004年	2003年
房地产开发	176,341,059.29	324,939,204.42	176,285,784.03	217,504,777.08	55,275.26	107,434,427.34
房屋租赁收入	67,322,238.83	82,643,276.95	30,469,558.85	27,335,775.02	36,852,679.98	55,307,501.93
建筑施工安装	109,940,750.27	92,777,723.35	101,182,331.06	83,084,763.59	8,758,419.21	9,692,959.76
物业管理						
旅游酒店	70,066,379.04	64,341,831.57	63,191,717.53	58,055,974.55	6,874,661.51	6,285,857.02
饮食服务	15,471,212.90	11,993,595.37	10,501,266.87	13,562,670.34	4,969,946.03	(1,569,074.97)
商品流通	139,932,079.13	409,822,827.62	148,091,683.36	402,798,816.81	(8,159,604.23)	7,024,010.81
其 他	6,456,019.90	10,921,001.18	2,298,326.54	3,728,866.96	4,157,693.36	7,192,134.22
内部抵销	(14,988,004.16)	(35,055,907.42)	(10,900,191.02)	(52,495,258.28)	(4,087,813.14)	17,439,350.86
合 计	570,541,735.20	962,383,553.04	521,120,477.22	753,576,386.07	49,421,257.98	208,807,166.97

分地域信息

项目	营业收入		营业成本		营业毛利	
	2004年	2003年	2004年	2003年	2004年	2003年
境 内	581,282,241.42	989,381,294.17	528,238,396.87	800,255,452.64	53,043,844.55	189,125,841.53
境 外	4,247,497.94	8,058,166.29	3,782,271.37	5,816,191.71	465,226.57	2,241,974.58
内部抵销	(14,988,004.16)	(35,055,907.42)	(10,900,191.02)	(52,495,258.28)	(4,087,813.14)	17,439,350.86
合 计	570,541,735.20	962,383,553.04	521,120,477.22	753,576,386.07	49,421,257.98	208,807,166.97

本期收入前五位客户销售额合计31,059,472.18元，占全部收入的5.44%。

本期主营业务收入较上期减少40.72%，主要系由于本期合并报表范围减少及公司本部销售额减少所致；本期主营业务成本较上期减少30.85%，主要系由于本期合并报表范围减少所致。

27、其他业务利润

项目	其他业务收入		其他业务支出		其他业务税金		其他业务利润	
	2004年	2003年	2004年	2003年	2004年	2003年	2004年	2003年
房租及水电管理费	3,364,704.75	10,118,309.54	3,398,122.13	4,197,595.61	69,211.07	268,822.07	(102,628.45)	5,651,891.86
承包费	--	775,117.61	--	--	--	--	--	775,117.61
武汉项目土地转让*	--	150,000,000.00	--	146,114,591.29	--	2,224,800.00	--	1,660,608.71
其 他	1,102,707.37	2,985,704.68	--	--	1,855.53	294,031.81	1,100,851.84	2,691,672.87
合 计	4,467,412.12	163,879,131.83	3,398,122.13	150,312,186.90	71,066.60	2,787,653.88	998,223.39	10,779,291.05

28、 财务费用

项 目	2004年	2003年
利息支出	31,867,414.61	51,828,162.13
减：利息收入	7,084,440.16	6,414,070.52
汇兑损失	337,318.07	788,318.91
减：汇兑收益	785,496.14	1,045,518.21
其 他	172,414.43	138,390.48
合 计	24,507,210.81	45,295,282.79

本期财务费用较上期减少45.89%，其主要原因系本期较上期的借款占用资金金额和时间减少及贷款重整降低利率所致。

29、 投资收益

项 目	2004年	2003年
股票投资收益	58,084.29	60,745.03
联营或合营企业分配来的利润	1,068,628.88	25,803,352.81
年末调整的被投资公司权益净增减的金额	(13,583,346.89)	(3,977,837.41)
股权投资差额摊销	(1,397,348.64)	(1,397,348.64)
股权、债权投资处置收益	3,100,744.01	(10,113,136.66)
合 计	(10,753,238.35)	10,375,775.13

30、 补贴收入

项 目	2004年	2003年
开拓国际市场补贴	30,000.00	--
旅游局“非典”补贴	--	187,636.00
合计	30,000.00	187,636.00

31、 营业外收入

项 目	2004年	2003年
赔偿收入	471,574.20	--
违约金收入	6,133.77	90,855.02
罚款收入	38,206.06	2,400.00
处置固定资产净收益	48,300.00	589,187.67
其 他	269,238.89	536,895.72
合 计	833,452.92	1,219,338.41

32、 营业外支出

项 目	2004年	2003年
违约金及罚款支出	3,317,727.97	1,125,846.58
诉讼仲裁赔偿损失	13,966,176.24	46,522.52
处置固定资产净损失	20,715.66	75,311.46
捐赠支出	20,000.00	50,000.00
其 他	395,940.97	401,651.00
合 计	17,720,560.84	1,699,331.56

本期营业外支出较上期增加942.80%，其主要原因系本期诉讼仲裁赔偿损失、违约金及罚款支出较上期增加所致。

33、 收到的其他与经营活动有关的现金

项 目	2004年
非合并公司往来款	30,167,877.79
外部公司往来	12,834,835.65
非货币资金增减	16,979,536.19
代收水电费	30,311,521.92
押 金	4,187,016.02
利息收入	7,084,440.16
其 他	23,479,197.24
合 计	125,044,424.97

34、 支付的其他与经营活动有关的现金

项 目	2004年
非合并公司往来款	7,530,000.00
外部公司往来	1,147,141.88
代付水电费	34,796,817.49
营业费用	7,236,521.02
管理费用	36,646,485.05
其 他	26,137,562.60
合 计	113,494,528.04

35、 现金和现金等价物调节表

项 目	2004.12.31	2003.12.31
货币资金余额（附注五.1）	197,620,770.19	262,808,561.34
减：其他货币资金	70,641,918.20	87,621,454.39
本期未合并报表公司期初数	--	34,581,490.06
现金及现金等价物	126,978,851.99	140,605,616.89

六、母公司财务报表主要项目附注

1、 应收账款

账龄	2004.12.31			2003.12.31		
	金额	比例%	坏账准备	金额	比例%	坏账准备
1年以内	26,954,286.45	100	1,444,774.66	98,369,881.05	86.74	983,698.81
1-2年	--	--	--	1,345,328.25	1.19	13,453.28
2-3年	--	--	--	1,345,328.25	1.19	13,453.28
3年以上	--	--	--	12,345,328.25	10.88	123,483.29
合计	26,954,286.45	100	1,444,774.66	113,405,865.80	100	1,134,088.66

2、 其他应收款

	2004.12.31			2003.12.31		
账龄	金额	比例%	坏账准备	金额	比例%	坏账准备
1年以内	286,765,514.35	16.98	77,444,611.98	99,400,106.20	6.33	11,630,070.23
1-2年	37,211,084.74	2.20	5,988,156.37	59,673,204.97	3.80	22,880,838.94
2-3年	27,845,300.08	1.65	8,478,734.16	128,013,160.56	8.15	22,676,774.32
3年以上	1,336,737,468.85	79.17	825,978,750.14	1,283,095,746.46	81.72	765,797,259.97
合计	1,688,559,368.02	100	917,890,252.65	1,570,182,218.19	100	822,984,943.46

3、 存 货

	2004.12.31		2003.12.31	
项 目	金 额	跌价准备	金额	跌价准备
开发成本	736,912,415.53	282,028,246.00	849,432,105.80	351,935,353.00
开发产品	98,501,178.85	10,742,017.63	109,693,659.42	18,400,846.51
出租开发产品	608,717,676.05	30,115,000.00	580,570,529.97	30,115,000.00
合计	1,444,131,270.43	322,885,263.63	1,539,696,295.19	400,451,199.51

4、 长期投资

项 目	期初余额	本期增加	本期减少	期末余额
长期股权投资*	426,157,200.76	(26,282,140.73)	42,113,967.92	357,761,092.11
其中：对子公司投资	210,385,204.19	(26,112,784.88)	--	184,272,419.31
对合营公司投资	80,473,246.64	--	9,600,000.00	70,873,246.64
对联营公司投资	12,456,299.47	(169,355.85)		12,286,943.62
对其他股权投资	122,842,450.46	--	32,513,967.92	90,328,482.54
长期债权投资	--	--	--	--
其中：国债投资	--	--	--	--
合 计	426,157,200.76	(26,282,140.73)	42,113,967.92	357,761,092.11
减：长期投资减值准备**	115,962,035.71			111,162,035.71
长期投资净额	310,195,165.05			246,599,056.40

* 长期股权投资

A. 股票投资

被投资单位名称	股份类别	股票数量	投资比例	初始投资成本	期末余额	期末市价
吉林制药股份有限公司	法人股	18,507,500.00	13.64%	16,825,000.00	16,825,000.00	*1

*1 详见附注八（一）7所述。

B. 其他股权投资

公司名称	投资期限	初始投资金额	本期权益调整	累计权益增（减）	期末余额	直接投资比例	间接投资比例	减值准备
深圳经济特区房地产（集团）								
广州房地产有限公司	1997.8-2003.1	20,000,000.00	488,689.82	561,713.18	20,561,713.18	100%	--	-
深圳市物业管理有限公司		6,887,500.00	(3,425,754.13)	21,673,486.86	28,560,986.86	95%	5%	-
深圳市深房保税贸易有限公司	1986.12-2016.12	4,750,000.00	-	(4,750,000.00)	-	95%	5%	-
深圳市深房投资有限公司	1994.5-2014.5	9,000,000.00	(749,724.42)	(1,057,889.19)	7,942,110.81	90%	10%	-
深圳市竹园通小汽车出租有限公司	1997.9-2027.9	11,809,500.00	264,492.57	50,816.36	11,860,316.36	100%	--	-
深圳圳通工程有限公司	1996.10-2006.10	4,600,000.00	77,837.34	4,442,228.22	9,042,228.22	73%	27%	-
深圳海燕大酒店有限公司	1993.10-2013.10	20,430,000.00	(1,672,019.01)	8,437,144.77	28,867,144.77	68.10%	31.90%	-
深圳市华展建设监理有限公司	1994.11-2009.11	6,000,000.00	147,292.17	(844,398.10)	5,155,601.90	75%	--	-
新峰企业有限公司	1987.2-	556,500.00	-	(556,500.00)	-	100%	--	-
新峰置业有限公司	1992.5-	902,000.00	-	(902,000.00)	-	82%	--	-
美国长城地产有限公司	1988.4-	1,435,802.00	-	(1,435,802.00)	-	70%	--	-
启禄有限公司	1993.4-	214,000.00	-	(1,720.00)	212,280.00	20%	80%	-
北京新峰房地产开发经营有限公司	1994.5-	55,483,888.90	-	(55,483,888.90)	-	75%	25%	-
深圳市深房百货有限公司	1998.6-2008.6	9,500,000.00	(8,764,087.42)	(9,500,000.00)	-	95%	5%	-
深圳市深房集团宝安开发有限公司	1993.5-2013.5	19,000,000.00	(8,221,192.13)	2,133,000.69	21,133,000.69	95%	5%	-
深圳深房停车场有限公司	1995.4-2015.4	29,750,000.00	(44,249.85)	134,493.35	29,884,493.35	70%	30%	-
深圳市数码港投资有限公司	2000.5-2010.5	14,000,000.00	(4,214,069.82)	(4,722,740.63)	9,277,259.37	70%	--	-
深圳市房地产综合服务公司	1983-1994.8	5,958,305.26	-	(4,917,554.18)	1,040,751.08	100%	--	1,040,751.08
深圳市深房实业发展公司		4,500,000.00	-	(1,945,470.91)	2,554,529.09	100%	--	2,554,529.09
深圳市特发房产建筑装修公司		6,542,164.49	-	1,637,839.14	8,180,003.63	100%	--	8,180,003.63
深圳市联华企业有限公司	1983.10-2013.10	10,000,000.00	-	(10,000,000.00)	-	100%	--	-
深圳市深房集团龙岗开发有限公司	1993.5-	30,000,000.00	-	(30,000,000.00)	-	100%	--	-
北京深房物业管理有限责任公司	1997.8-2012.8	500,000.00	-	(500,000.00)	-	100%	--	-
澳洲柏克顿有限公司	1988.6-	906,630.00	-	(906,630.00)	-	60%	--	-
百立有限公司	1987.9-	201,100.00	-	(201,100.00)	-	100%	--	-
加拿大长城（温哥华）有限公司	1988-2000.12	4,526.25	-	(4,526.25)	-	75%	--	-
深圳市深房建筑装饰材料公司	1989.7-	2,680,000.00	-	(2,680,000.00)	-	100%	--	-
深圳竹园企业有限公司	1992.8-2022.8	36,179,040.40	-	10,973,491.15	47,152,531.55	合作	合作	18,892,047.99
广州穗新房地产公司	1992.7-	16,936,700.00	-	(16,936,700.00)	-	合作	--	-
深圳市沙头角南天商场	1986.7-2006.5	2,500,000.00	-	350,618.06	2,850,618.06	50%	--	-
深圳润华汽车贸易公司	1992.4-	2,000,000.00	-	(554,574.44)	1,445,425.56	50%	--	1,445,425.56
罗浮山矿泉水饮料公司	1991.6-	9,969,206.09	-	-	9,969,206.09	合作	--	9,969,206.09
罗浮山旅游开发公司	1985.1-2002.12	9,600,000.00	(9,600,000.00)	(9,600,000.00)	-	合作	--	-
峰开杏花宾馆	1990-2016	9,455,465.38	-	-	9,455,465.38	合作	--	9,455,465.38
深圳八万通铁路公司	1995.1-2025.1	10,500,000.00	-	-	10,500,000.00	35%	--	-
深圳市新峰地产顾问有限公司	1993.3-2013.3	4,883,000.00	(308,775.71)	(4,485,476.24)	397,523.76	30%	--	-
深圳市荣华机电工程有限公司	1990.10-2010.10	4,975,954.97	139,419.86	(3,586,535.11)	1,389,419.86	25%	--	1,076,954.64
广发证券公司	1996.12-	30,880,000.00	(30,880,000.00)	(30,880,000.00)	-	2.45%	--	-
汕头新峰大厦	1992.7	69,914,657.83	(236,619.28)	(709,858.84)	69,204,798.99	--	--	58,547,652.25
合 计		483,405,941.57	(66,998,760.01)	(146,768,533.01)	336,637,408.56			111,162,035.71

C. 股权投资差额

被投资单位名称	初始金额	形成原因	摊销期限	摊销方法	本期摊销金额	期末余额
新峰置业有限公司	13,973,496.34	溢价收购	10年	直线法	1,397,348.64	4,298,683.55

** 长期投资减值准备

项目	期初余额	本期增加	本期减少	期末余额
长期股权投资	115,962,035.71	--	4,800,000.00	111,162,035.71
其中：对子公司投资	11,775,283.80	--	--	11,775,283.80
对合营公司投资*1	44,562,145.02	--	4,800,000.00	39,762,145.02
对联营公司投资	1,076,954.64	--	--	1,076,954.64
其他股权投资	58,547,652.25	--	--	58,547,652.25
合计	115,962,035.71	--	4,800,000.00	111,162,035.71

5、主营业务收入与成本

业务	营业收入		营业成本		营业毛利	
	2004年	2003年	2004年	2003年	2004年	2003年
房地产开发	129,577,445.33	231,035,959.81	144,945,634.48	135,299,285.16	(15,368,189.15)	95,736,674.65
房屋租赁	44,429,005.77	45,038,583.89	22,354,642.87	19,646,828.56	22,074,362.90	25,391,755.33
停车费	1,326,206.30	963,034.00	401,580.93	401,580.93	924,625.37	561,453.07
合计	175,332,657.40	277,037,577.70	167,701,858.28	155,347,694.65	7,630,799.12	121,689,883.05

6、投资收益

项目	2004年	2003年
联营或合营企业分配来的利润	--	16,478,178.26
年末调整的被投资公司权益净增减的金额（纳入合并范围）	(13,825,944.24)	(15,721,530.23)
年末调整的被投资公司权益净增减的金额（未纳入合并范围）	(13,083,346.99)	(6,138,613.05)
股权投资差额摊销	(1,397,348.64)	(1,397,348.64)
股权投资转让收益	6,820,000.00	(10,113,136.66)
合计	(21,486,639.87)	(16,892,450.32)

7、 现金和现金等价物调节表

项 目	2004年	2003年
货币资金余额	103,650,574.14	109,842,355.55
减：其他货币资金	54,339,307.27	67,941,964.16
现金及现金等价物	49,311,266.87	41,900,391.39

七、 关联方关系及其交易

1、 关联方关系

存在控制关系的关联方

本公司除如附注四.1及附注四.2所述以外，尚有下列存在控制关系的关联方：

关联方名称	经济性质或类型	法 定代表人	注册地址	与本公司关系	主营业务
深圳市建设投资控股有限公司*1	全民所有制	张宜均	深圳	母公司	*2

*1 详见附注五.22。

*2 工业与民用建筑的总承包、建筑施工、设计、地盘管理、房地产开发、商品房经营等。

存在控制关系的关联方的注册资本及其变化

关联方名称	年初数	本年增加数	本年减少数	年末数
深圳市建设投资控股有限公司	150,000万元	--	--	150,000万元

其他存在控制关系的关联方的注册资本及其变化如附注四.1及附注四.2所述，本期无变化。

存在控制关系的关联方所持股份及其变化

本公司所持存在控制关系的关联方股份或权益及其变化如附注四.1及附注四.2所述，本期无变化。

控制本公司之关联方所持股份或权益及其变化如附注五.23所述。

不存在控制关系的关联方关系的性质

关联方名称	与本企业的关系
深圳竹园企业有限公司	合营公司
广州穗新房地产公司	合营公司
深圳润华汽车贸易公司	合营公司
罗浮山矿泉水饮料公司	合营公司
昆山调峰电力有限公司	合营公司
江门新江房地产有限公司	合营公司
西安新峰物业商贸有限公司	合营公司
深圳八方通铁路公司	联营公司
云南鲲鹏航空服务有限公司	联营公司
深圳市新峰地产顾问有限公司	联营公司
深圳市荣华机电工程有限公司	联营公司
深圳建设集团财务有限责任公司	同一最终控股股东

2、 交易

接受工程施工

关联方名称	本年数		上年数	
	金额	占年度开发成本增加百分比	金额	占年度开发成本增加百分比
深圳市荣华机电工程有限公司	662,343.00	0.33%	4,961.886,50	6.05%

定价政策：工程招标定价。

向关联方借款

项目	本年数	上年数
深圳建设集团财务有限责任公司	100,000,000.00	60,000,000.00

因上述借款而支付借款利息

项目	本年数	上年数
深圳建设集团财务有限责任公司	5,930,000.00	1,825,312.50

接受担保

项目	本年数	上年数
深圳市建设投资控股有限公司	100,000,000.00	60,000,000.00

因上述接受担保而支付担保费

项目	本年数	上年数
深圳市建设投资控股有限公司	--	177,000.00

3、关联方应收应付款项

项 目	关联方名称	年末余额		占全部应收（付）款项余额的比重	
		2004.12.31	2003.12.31	2004.12.31	2003.12.31
其他应收款	罗浮山矿泉水饮料公司	10,465,168.81	10,465,168.81	2.17%	3.17%
	深圳润华汽车贸易公司	3,072,764.42	3,072,764.42	0.64%	0.93%
	广东省封开县联峰水泥厂制造公司	7,213,716.27	7,013,662.73	1.50%	2.13%
	西安新峰物业商贸有限公司	17,607,407.20	12,384,130.00	3.66%	3.76%
	深圳市联华企业公司	20,518,031.23	20,518,031.23	4.26%	6.22%
	加拿大长城（温哥华）有限公司	89,035,748.07	89,035,748.07	18.50%	27.00%
	澳洲柏克顿有限公司	12,559,290.58	12,559,290.58	2.61%	3.81%
	深圳市房地产综合服务公司	927,136.22	881,390.22	0.19%	0.27%
	深圳市深房建筑装饰材料公司	8,327,180.71	7,907,306.71	1.73%	2.40%
	昆山调峰电力有限公司	5,302,799.20	8,330,529.10	1.10%	2.53%
	深圳市荣华机电工程有限公司	475,223.46	2,950,223.46	0.10%	0.89%
	深圳市竹园企业有限公司	11,110,940.70	11,208,401.01	2.31%	3.40%
	深圳市深房集团龙岗开发有限公司	44,398,486.86	44,398,486.86	9.23%	13.46%
	深圳八方通铁路公司	--	12,623,115.50	--	3.83%
应收账款	深圳市新峰地产顾问有限公司	4,612,283.15	6,279,740.48	8.30%	3.47%
	深圳赛博数码广场有限公司 *2	--	889,143.74	--	0.49%
其他应付款	深圳市特发房产建筑装修公司	1,028,012.16	1,028,012.16	0.33%	0.29%
	深房百货 *1	10,450,191.37	--	3.39%	--
	停车场公司 *1	42,223,212.82	--	13.70%	--
	宝安开发 *1	11,968,129.93	--	3.88%	--
	数码港 *1	5,600,000.00	--	1.82%	--
	深圳市竹园企业有限公司	30,618,421.30	30,548,643.53	9.94%	8.76%
	深圳市建设投资控股有限公司	49,907,040.00	50,000,000.00	16.20%	14.33%
	深圳市新峰地产顾问有限公司	1,118,804.69	3,831,260.69	0.36%	1.10%
应付股利	深圳市建设投资控股有限公司	138,764,000.00	138,764,000.00	100%	100%
短期借款	深圳建设集团财务有限责任公司	100,000,000.00	60,000,000.00	19.84%	8.97%

八、 或有事项

（一） 未决诉讼、仲裁

1、国兴大厦诉讼案：

1997年3月21日，本公司与保兴房地产开发（深圳）有限公司（以下简称保兴公司）签订一份《国兴大厦股权转让合同书》，根据合同规定，本公司将所持有的国兴大厦项目68%的权益以人民币14,500万元价款转让给保兴公司，且原本公司欠付工程款1,500万元亦由保兴公司承担。保兴公司支付4,500万元后，尚欠10,000万元权益转让款及1,500万元工程款未支付给本公司，但相关房产产权已登记至保兴公司名下，本公司遂因此提起法律诉讼。经广东省高级人民法院“（2001）粤高法经一初字第7号”民事判决书于2002年9月28日判决：保兴公司须支付尚欠本公司的转让款98,948,060.00元人民币及利息。2003年，此案经二审审理判决维持原判。2004年，本公司已执行回部分款项，截止2004年12月31日，案件尚待进一步执行。依据谨慎性原则，本公司对上述交易未确认收入、成本，截至2004年12月31日止，本公司将原在存货核算的该房款166,109,047.00元调作其他应收款核算，原已计提的存货跌价准备69,907,107.00元调作坏账准备核算。原在其他应付款核算的已收款及本年度收到的执行款合计68,720,773.33元作预收账款核算。

2、哈工大诉讼案：

1993年6月26日，本公司与原哈尔滨建筑工程学院（现已并入哈尔滨工业大学）签订了一份《全面合作合同书》，但至1995年9月原哈尔滨建筑工程学院将本公司提供的人民币22,120,500.00元挪作他用，至今未能归还，本公司遂向哈尔滨工业大学提起诉讼，哈尔滨市中级人民法院已于2002年12月16日受理此案。

同时（1993年6月26日），本公司的全资子公司香港新峰企业有限公司与哈尔滨建筑大学科技开发总公司（现为哈尔滨工业大学建筑科技开发有限公司）共同签订《哈尔滨建峰科技发展有限公司合同书》，本公司及香港新峰企业有限公司共为此投资本金55,960,000.00元，1996年5月15日，香港新峰企业有限公司又与哈尔滨建筑大学科技开发总公司签订了一份《承包经营合同》，约定由哈尔滨建筑大学科技开发总公司单方承包经营，承包期十三年，并按期向香港新峰企业有限公司交纳承包金，最终目标是“还清本公司的全部投资本金及利息”，原哈尔滨建筑大学（现已并入哈尔滨工业大学）为此提供了担保。但原哈尔滨建筑大学科技开发总公司及原哈尔滨建筑大学从未向香港新峰企业有限公司交纳过承包金。香港新峰企业有限公司遂向哈尔滨工业大学建筑科技开发有限公司、哈尔滨工业大学提起诉讼，黑龙江省高级人民法院已于2003年1月21日受理此案。

本年度，经黑龙江省高级人民法院于2004年10月16日“（2004）黑商外终字第11号”民事调解书调解：将上述第一案（借款纠纷案）与上述第二案“（2003）黑高商初字第10号”承包纠纷案合并调解解决。

同日，经黑龙江省高级人民法院“（2003）黑高商初字第10号”民事调解书调解：一、同意将上述第一案（借款纠纷案）与上述第二案承包纠纷案合并调解解决；二、解除相关合同；三、合作中的债务由本公司与哈尔滨工业大学按投资比例分担；四、调解书签收后一个月内，由哈尔滨工业大学给付本公司投资款人民币7741万元；五、原合作公司的资产归哈尔滨工业大学所有；六、调解书签收后，当事人双方之间合作项目有关的协议及文件均解除、废止。相关当事人已签收该调解书。截止2004年12月31日，该案件尚待执行。

依据谨慎性原则，本公司账面长期股权投资余额为18,799,905.25元，已全额计提减值准备，账面长期债权投资余额为76,801,904.16元，本公司已计提减值准备56,975,108.88元。

3、竹园诉讼案：

2001年8月20日，本公司向中国国际经济贸易仲裁委员会申请仲裁，请求裁决深圳市巨邦企业总

公司因其提前收回土地使用权所应给本公司的补偿。2002年12月16日，本公司向深圳市中级人民法院起诉，请求深圳竹园企业有限公司返还本公司垫付的竹园公寓工程款人民币3733万元及利息。2003年度该诉讼经一审判决：竹园企业有限公司应支付本公司3580万元本金及利息。

本年度，由于附注八、（三）所述之事项：2004年6月18日，本公司及新峰企业有限公司与原深圳市商贸投资控股公司签订《股权转让合同》，本公司及新峰企业有限公司将在竹园企业有限公司所拥有的全部投资权益及与竹园企业有限公司之间的所有其他往来权益转让给原深圳市商贸投资控股公司。同日，本公司及新峰企业有限公司与深圳市巨邦企业总公司签订《和解协议书》，基于上述权益的转让，双方同意将上述诉讼予以和解。唯因上述权益转让尚未完成，上述诉讼尚未最终办理撤案手续。有关本公司账面资产价值详见附注八、（三）。

4、西安项目诉讼案：

西安新峰物业商贸有限公司（以下简称西安新峰公司）是本公司之全资子公司香港新峰企业有限公司在西安成立的中外合资企业，其中香港新峰企业有限公司以现金出资占股84%，西安市商贸委直属企业西安商贸大厦以土地使用权出资占股16%，主营业务是房地产开发，开发项目为西安商贸大厦。该项目于1995年11月28日开工，由于合作双方在项目经营方针上发生严重分歧，迫使项目在1996年停工，1997年西安市政府决定将西安新峰公司投资项目收回，调整给西安市商贸委下属企业西安商贸旅游有限责任公司（以下简称商贸旅游公司）。但双方对于投资补偿款发生诉讼，2001年12月19日经陕西省高级人民法院“（2000）陕经一初字第25号”判决书判决：1、商贸旅游公司于判决生效后一个月向西安新峰公司支付补偿款3662万元及其利息，逾期履行时，加倍支付迟延履行期间的债务利息；2、西安市商贸委对上述补偿款的利息承担连带责任。本年度，本公司已于期后收回11,500,000.00元。截止2004年12月31日，本公司账面对西安新峰公司债权余额为26,638,329.50元，长期股权投资余额25,473,600.00元，本公司已计提长期投资减值准备21,823,177.57元。

5、汕头新峰大厦诉讼案：

本公司之汕头分公司（以下简称“汕头分公司”）于1993年6月23日，与汕头经济特区松山厂房开发有限公司（以下简称“松山公司”）签订了《合资开发兴建新峰大厦项目合同书》，1996年5月8日，本公司又与松山公司签订了《关于合资开发新峰大厦项目合同书有关事项实施协议》作为补充协议。此后，该项目因故一直未实际开发，2000年1月20日，本公司与松山公司达成协议，在该项目用地上建设了一个临时肉菜市场，并经营至今。2004年8月16日，松山公司向汕头市中级人民法院起诉汕头分公司，请求：一、解除上述相关合同；二、汕头分公司赔偿其经济损失约751万元；三、汕头分公司将新峰大厦项目及临时肉菜市场的全部政府批准证照及管理权移交给其。汕头分公司于2004年10月15日向汕头市中级人民法院反诉松山公司，请求：一、确认相关合同和协议不具有法律效力；二、判令松山公司返还港币41,774,110.00元、人民币100万元及相应利息。该案件目前尚在审理中。截止2004年12月31日，本公司账面该项长期投资余额69,204,798.99元，已计提减值准备58,547,652.25元。

6、封开水泥公司诉讼案：

本公司之全资子公司香港新峰企业有限公司占90%股权的广东省封开县联峰水泥制造有限公司（以下简称“封开水泥公司”），因持续经营能力存在重大不确定性，无力归还本公司借款，2004年7月8日经广东省深圳市中级人民法院“（2004）深中法民二初字第290号”民事调解书调解：双方确认，截止2004年4月20日，封开水泥公司共欠本公司借款本息计人民币137,648,612.50元。此外，因封开水泥公司欠封开县农村信用合作社联社（以下简称“农信社”）及中国农业银行封开县支行（以下简称“封开农行”）借款，对方向法院起诉封开水泥公司。2004年6月23日经广东省肇庆市中级人民法院“（2004）肇中民商初字第34号”民事判决书判决：封开水泥公司应清偿农信社本金1,636.8万

元，利息11,906,938.70元；2004年6月3日经广东省肇庆市中级人民法院“（2004）肇中民商初字第35号”民事判决书判决：封开水泥公司应清偿封开农行本金600万元，利息4,263,180.00元。因上述诉讼，法院查封了封开水泥公司的绝大部分实物资产（含土地使用权、房屋、设备、部分存货等）。该案目前已进入司法拍卖执行阶段。截止2004年12月31日，本公司账面长期股权投资余额为59,354,355.32元，已全额计提减值准备，账面长期债权投资余额为126,302,983.47元，已计提减值准备115,368,211.84元，其他应收款余额7,213,716.27元，已计提坏账准备3,843,003.00元。

7、吉林制药股票案：

本公司于1999年7月22日及2001年1月5日与吉林省明日实业有限公司（以下简称“吉林明日公司”）签订股权转让合同及补充协议，本公司将所持吉林制药股份有限公司（以下简称“吉林制药”）法人股18,507,500.00股（占总股本的13.64%）作价27,762,000.00元转让给吉林明日公司。截止2004年12月31日，本公司已收讫上述股权转让款，但尚未完成股权变更登记，本公司亦未确认上述交易实现，账面该项长期投资余额为16,825,000.00元。2005年，吉林明日公司向深圳市中级人民法院起诉本公司，2005年3月16日，经深圳市中级人民法院“（2005）深中法民二初字第74号”民事调解书调解：一、本公司同意于本调解书生效后十日内，将所持上述股权过户至吉林明日公司名下；二、股权过户手续完成后，双方的股权转让协议全部履行完毕。该案件现正在执行中。

（二） 债务担保

项　目	币别	金额（万元）
集团内相互担保	人民币	3,914.00
对合营公司担保	人民币	200.00
尚未结清之对业主楼宇按揭担保余额	人民币	12,094.15

（三） 其 他

本公司于1991年12月21日与深圳市饮食服务公司（现名深圳市巨邦企业总公司以下简称“巨邦公司”）签订了《合作经营深圳竹园企业有限公司合同书》，由于执行合作条款产生分歧，巨邦公司于2000年3月18日向中国国际经济贸易仲裁委员会深圳分会申请仲裁，该会于2001年5月17日以“[2001]深国仲结字第27号”裁决书裁定：终止上述合作合同，依法对深圳竹园企业有限公司（以下简称竹园公司）进行清算。截止2003年12月31日止，上述裁定尚未执行，竹园公司尚处于经营状态之中。

2004年6月18日，本公司及新峰企业有限公司与原深圳市商贸投资控股公司签订《股权转让合同》，本公司及新峰企业有限公司将在竹园公司所拥有的全部投资权益及与竹园公司之间的所有其他往来权益转让给原深圳市商贸投资控股公司，总价款8000万元，转让基准日为2004年3月31日。本公司已实际收到首批转让款2000万元，暂作其他应付款核算。后由于深圳市相关国有资本重组划拨，原深圳市商贸投资控股公司并入深圳市投资控股有限公司（现本公司实际第一大股东，唯待政府相关部门审批及办理过户手续，参见附注五.23），故此项交易，有待继续履行。截止2004年12月31日，本公司账面有关竹园公司项目包括：对竹园公司长期投资余额81,126,830.34元，已计提减值准备18,892,047.99元，在建工程竹园公寓余额38,950,783.15元，预提费用1,759,500.00元，其他应收款11,110,940.70元，其他应付款30,618,421.30元，合计账面所有权益净值合计79,918,584.90元。

九、抵押

抵押物	币 别	抵押物帐面价值（万元）
定期存单	港 币	1,500.00
定期存单	美 元	290.00
存货	人民币	57,765.41
固定资产	人民币	16,821.18
无形资产	人民币	4,211.79

上述资产已被用于抵押向银行贷款人民币34,757.00万元，港币13,700.00万元，美元290.00万元。

十、 承诺事项

本公司无应披露的重要的承诺事项。

十一、 补充资料

财务报表差异调节表

按国际会计准则	净利润（千元）	净资产（千元）
	(120,285)	892,015
转回投资物业的折旧及摊销费用	(21,689)	(94,516)
短期投资市价的调整	548	(1,355)
上年费用确认的时间性差异	515	(522)
固定资产成本确认的差异	--	202,148
冲销购入子公司而导致的商誉	(1,397)	4,299
其他	--	--
按＜企业会计制度＞	(142,308)	1,002,069

深圳经济特区房地产（集团）股份有限公司
净资产收益率和每股收益有关指标计算表
2004年度

报告期利润	资产收益率%		每股收益(元/股)	
	全面摊薄	加权平均	全面摊薄	加权平均
一、相关指标				
主营业务利润	2.79%	2.60%	0.0276	0.0276
营业利润	-11.38%	-10.63%	(0.1128)	(0.1128)
净利润	-14.20%	-13.26%	(0.1407)	(0.1407)
扣除非经常性损益后的净利润	-12.83%	-11.98%	(0.1271)	(0.1271)

二、计算方法

(1) 全面摊薄净资产收益率和每股收益的计算公式如下：

全面摊薄净资产收益率=报告期利润÷期末净资产

全面摊薄每股收益=报告期利润÷期末股份总数

(2)　加权平均净资产收益率(ROE)的计算公式如下：

$$ROE=\frac{P}{E_0+NP\div 2+E_i\times M_i\div M_0-E_j\times M_j\div M_0}$$

其中：P为报告期利润；NP为报告期净利润；E_0为期初净资产；E_i为当期发行新股或债转股等新增净资产；E_j为当期回购或现金分红等减少净资产；M_0为报告期月份数；M_i为新增净资产下一月份至报告期期末的月份数；M_j为自减少净资产下一月份至报告期期末的月份数。

（3）加权平均每股收益（EPS）的计算公式如下：

$$EPS=\frac{P}{S_0+S_1+S_i\times M_i\div M_0-S_j\times M_j\div M_0}$$

其中：P为报告期利润；S_0为期初股份总数；S_1为因公积金转增股本或股票股利分配等增加股份数；S_i为当期因发行新股或债转股等增加股份数；S_j为当期因回购或缩股等减少股份数；M_0为报告期月份数；M_i为自增加股份下一月份至报告期期末的月份数；M_j为自减少股份下一月份至报告期期末的月份数。

(4)非经营性损益扣除项目包括处置股权损益3,100,744.01元、营业外收入833,452.92元、营业外支出17,720,560.84元、补贴收入30,000.00元，合计（13,756,363.91）元。由于本公司以前年度累计亏损，本年度无需缴纳所得税，故不存在非经常性损益所产生的所得税影响数。

深圳南方民和会计师事务所有限责任公司
关于深圳经济特区房地产（集团）股份有限公司
关联方占用上市公司资金情况的
专 项 说 明

深专审报字（2005）第ZA100号

中国证券监督管理委员会深圳监管局：

我们接受深圳经济特区房地产（集团）股份有限公司（以下简称“深深房”）委托，根据中国注册会计师独立审计准则审计了深深房二零零四年十二月三十一日公司及合并的资产负债表、二零零四年度公司及合并的利润表和现金流量表（以下简称“会计报表”），并于二零零五年四月二十二日签发了无保留意见的审计报告。

根据中国证券监督管理委员会、国务院国有资产监督管理委员会《关于规范上市公司与关联方资金往来及上市公司对外担保若干问题的通知》的要求，深深房编制了本专项说明所附的关联方占用上市公司资金表（以下简称“占用资金表”）。

根据占用资金表，截止二零零四年十二月三十一日，深深房关联方共占用上市公司资金23,562.62万元，其中经营性占用上市公司资金461.23万元，非经营性占用上市公司资金23,101.39万元。

编制和对外披露占用资金表，并确保其真实性、合法性及完整性是深深房的责任。我们对占用资金表所载资料与我们审计深深房二零零四年度会计报表时所复核的会计资料和经审计的会计报表的相关内容进行了核对，在所有重大方面没有发现不一致。除了对深深房实施于二零零四年度会计报表审计中所执行的对关联方往来的相关审计程序外，我们并未对占用资金表所载资料执行额外的审计或其他程序。

为了更好地理解二零零四年度深深房关联方占用上市公司资金情况，关联方占用上市公司资金表应当与已审计的会计报表一并阅读。

深圳南方民和会计师事务所有限责任公司

二零零五年四月二十二日

附件：关联方占用上市公司资金表

编制单位：深圳经济特区房地产（集团）股份有限公司

单位：人民币元

关联方名称	关联方与上市公司关系	会计报表科目	期初余额	借方发生额	贷方发生额	期末余额	已计提坏账准备金额	占用方式和原因	偿还方式	是否属于56号文禁止的违规资金占用	备注
A	B	C	D	E	F	G	H	I	J	K	L
深圳赛博数码广场有限公司	联营公司	应收账款	889,143.74	-	889,143.74	-	-	正常劳务		否	二年以上 *1
深圳市新峰房产交易评估有限公司	联营公司	应收账款	6,279,740.48	-	1,667,457.33	4,612,283.15	46,122.83	正常劳务	现金	否	二年以上 *2
经营性占用资金小计			7,168,884.22	-	2,556,601.07	4,612,283.15	46,122.83				
罗浮山矿泉水饮料公司	合营企业	其他应收款	10,465,168.81	-	-	10,465,168.81	10,465,168.81	拆借资金		否	二年以上
深圳润华汽车贸易公司	合营企业	其他应收款	3,072,764.42	-	-	3,072,764.42	3,072,764.42	拆借资金		否	二年以上
广东省封开县联达水泥厂制造公司	未合并子公司	其他应收款	7,013,662.73	200,053.54	-	7,213,716.27	3,843,003.00	拆借资金		否	期初余额二年以上
西安新峰物业商贸有限公司	合营企业	其他应收款	12,384,130.00	5,223,277.20	-	17,607,407.20	176,074.07	拆借资金		否	期初余额二年以上
深圳市联华企业公司	未合并子公司	其他应收款	20,518,031.23	-	-	20,518,031.23	11,946,226.30	拆借资金		否	二年以上
加拿大长城（温哥华）有限公司	未合并子公司	其他应收款	89,035,748.07	-	-	89,035,748.07	89,035,748.07	拆借资金		否	二年以上
澳洲柏克镇有限公司	未合并子公司	其他应收款	12,559,290.58	-	-	12,559,290.58	12,559,290.58	拆借资金		否	二年以上
深圳市房地产综合服务公司	未合并子公司	其他应收款	881,390.22	45,746.00	-	927,136.22	901,956.22	拆借资金		否	二年以上
深圳市深房建筑装饰材料公司	未合并子公司	其他应收款	7,907,306.71	419,874.00	-	8,327,180.71	7,064,855.69	拆借资金		否	二年以上
昆山鹏峰电力有限公司	合营企业	其他应收款	8,330,529.10	-	3,027,729.90	5,302,799.20	53,027.99	正常分红款	现金	否	
深圳市荣华机电工程有限公司	联营公司	其他应收款	2,950,223.46	-	2,475,000.00	475,223.46	4,752.23	拆借资金	现金	否	二年以上
深圳市竹园企业有限公司	合营企业	其他应收款	11,208,401.01	-	97,460.31	11,110,940.70	111,109.41	拆借资金	现金	否	二年以上 *3
深圳市深房集团龙岗开发有限公司	未合并子公司	其他应收款	44,398,486.86	-	-	44,398,486.86	19,036,190.39	拆借资金		否	二年以上
深圳八方通铁路公司	联营公司	其他应收款	12,623,115.50	-	12,623,115.50	-	-		现金	否	
非经营性占用资金小计			243,348,248.70	5,888,950.74	18,223,305.71	231,013,893.73	158,270,167.18				
占用资金合计			250,517,132.92	5,888,950.74	20,779,906.78	235,626,176.88	158,316,290.01				

*1 本期因合并范围减少而转出数；

*2 其也存在向本公司提供资金情况，期初余额3,831,260.69元，期末余额1,118,804.69元；

*3 其也存在向本公司提供资金情况，期初余额30,548,643.53元，期末余额30,618,421.30元。

第十一节·备查文件目录

1、载有法定代表人、主管会计工作负责人、会计机构负责人签名并盖章的会计报表。

2、载有会计师事务所盖章、注册会计师签名并盖章的审计报告原件。

3、报告期内在《中国证券报》、和《大公报》上公开披露过的所有公司文件正本及公告的原稿。

深圳经济特区房地产（集团）股份有限公司

董 事 会

2005年4月26日

XI: DOCUMENTS AVAILABLE FOR REFERENCE

1. Accounting Statements carrying the signatures and seals of the Legal Representative, person in charge of accounting work, and person in charge of accounting sections;
2. Original of the Auditors' Report carrying the seal of the Certified Public Accountants, as well as the signatures and seals of the CPAs;
3. Originals of all the notifications, and original copy of all the documents of the Company ever disclosed in China Securities, Securities Times and Ta Kung Pao in the report period.

Board of Directors of
SHENZHEN SPECIAL ECONOMIC ZONE
REAL ESTATE & PROPERTIES (GROUP) CO., LTD.
Apr. 26, 2005

34、COMMITMENTS

At December 31, 2004, the Group also has outstanding capital commitments for property development projects as follows:

	2003 RMB'000	2003 RMB'000
Authorized but not contracted	361,190	206,274
Contracted for	65,000	309,411
	426,190	515,685

35、PRIOR YEAR ADJUSTMENT

This related to 1) the increase of completed properties for sale of RMB12,077,543.64 which was wrongly accounted in the cost of sales by accident in 1997. 2)the write back of the inventory of RMB6,995,642.34 recorded in 2004 which was bought in 2003 actually and the cost of sales of 2003 was understated accordingly. These are recorded as a prior year adjustment in the current year.

36、IMPACT OF IFRS AND OTHER ADJUSTMENTS ON NET PROFIT AND SHAREHOLDERS' EQUITY

	Net profit for the year RMB'000	Net assets RMB'000
As reported in the consolidated financial statements prepared in accordance with Accounting Standards for Enterprise Business in the PRC	(142,308)	1,002,069
Reversal of depreciation charges in respect of investment properties	21,689	94,516
Adjustment for market value of short-term investments	(548)	1,355
Expenses accrued in previous year	(515)	522
Difference in recognition of cost of fixed assets	--	(202,148)
Goodwill arising from acquisition of subsidiaries	1,397	(4,299)
As reported in the consolidated financial statements prepared in accordance with IFRS	(120,285)	892,015

Ltd(Songshan Company) Subsequently, on May 8,1996, the Company signed with Songshan Company a supplement on the implementing of the contract. Because this object had not been put into practice yet , the Company and the Songshan Company came to an agreement on January 20,2000 to build a temporary market which in fact has being in operation till now. On August 16,2004, Songshan Company took an claim against Shantou Branch to the Shantou Intermediate People's Court to claim that 1) to terminate the contract, 2) Shantou Branch should pay it the compensation of about RMB7,510,000 and 3) Shantou Branch should transfer to it all the licenses and management rights of the Fresh Peak Building and the temporary market authorized by the government. Subsequently, on October 15,2004, Shantou Branch took a counter-claim against Songshan Company to the Shantou Intermediate People's Court to claim that 1) the relative contracts and agreements have no legal effect and 2) Songshan Company should pay back the amount of HKD41,774,110.00, RMB1,000,000.00 and the interests bearing. The case is still in progress. Up to December 31,2004, RMB69,204,798.99 was included in long term investment in the ledger and a provision of RMB58,547,652.25 has been made.

6.Guangdong Province Fengkai Lian Feng Cement Manufacturing Co., Ltd(Fengkai Company)is a non-consolidated subsidiary because of the uncertainty of the ability of continuing operation. As a result of the borrowing dispute, Shenzhen Intermediate People's Court issued a civil mediation on July 8,2004 to confirm that up to April 20,2004, Fengkai Company own a debt of amount RMB137,648,612.50 to the Company. Meanwhile, Fengkai Rural Credit Cooperative and Fengkai Branch of Agricultural Bank of China are also creditors of Fengkai Company and they took an action against Fengkai Company to the Court. As sentenced by the Zhaoqing Intermediate People's Court on June 23, 2004 and June 3, 2004, Fengkai Company should repay to Fengkai Rural Credit Cooperative the principle of RMB16,368,000.00 and the interest of RMB11,906,938.70.00, and repay to Fengkai Branch of Agricultural Bank of China the principle of RMB6,000,000.00 and the interest of RMB4,263,180.00. The courts ordered the seizure of most of Fengkai Company's tangible assets, including land use right, plant, equipment and inventory, and will put those up for sale. Up to December 31,2004, RMB192,871,055.06 was included in non-consolidated subsidiaries and a provision of RMB178,565,570.16 has been made.

7. On July 22,1999, the Company signed an agreement with Jilin Mingri Industry Co., Ltd ("Jilin Mingri") to sell its 18,507,500 equity shares in Jinlin Pharmaceutical Limited Company at a consideration of RMB27,762,000,000. Up to December 31, 2004, the Company has received all the consideration. But because the equity has not been transferred to Jinlin Mingri , the Company did not recognize any income, and RMB16,825,000.00 was included in PRC legal entity shares in the Balance Sheet. Jinlin Mingri brought an accusation against the Company to Shenzhen Intermediate People's Court in 2005, and as mediated by the court on March 16, 2005, the Company consent to transfer the equity shares to Jilin Mingri within 10 days after the mediation works , and the accomplishment of the transferring means the agreement is completely executed. Till now the case is in progress.

5)that assets of the cooperation shall belong to Harbin Industry University and

6)that upon the approval of this Mediation Report, the relevant contracts and agreements between the parties shall be terminated.

As at December 31, 2004, the outcome for the above disputes is still pending.

For prudence purpose, RMB95, 601,809.41 was included in contractual joint ventures and a provision of RMB75, 775,014.13 has been made.

3.On August 20, 2001, the Company applied to China International Economic Arbitration Committee for arbitration against Ju Bang Co Limited, the joint venture partner, for the compensation on early redemption of the land use rights. The arbitration is still in progress. Subsequently, on December 16, 2002, the Company lodged a complaint to the Shenzhen Intermediate People's Court to make Bamboo Garden Enterprise Ltd., the contractual joint venture, repay a construction advance of RMB37,330,000 and its interest. In 2003, first inquisition was completed and Bamboo Garden Enterprise Ltd. was liable to pay the Company RMB35,800,000 in total for principal and interest. On June 18,2004, the Company and the Fresh Peak Holding Ltd. signed a contract with the former Shenzhen Investment Holding Ltd. to sell to the latter all the equity in and payables and receivables with the Bamboo Garden Enterprise Ltd. As a result of that, the Company and the Fresh Peak Holding Ltd. signed an accord on the same day on the complaint mentioned above. As the rights and interests have not been transferred completely, the complaint has not been withdrawn at last.

4.A subsidiary, Fresh Peak Holdings Limited (Fresh Peak) entered into a joint venture agreement with a third party to establish a contractual joint venture, Xian Fresh Peak Estate Commercial Company Limited (Xian Fresh Peak) in Xian. Its principal activities are the development and management of commercial buildings in Xian. Pursuant to the aforesaid agreement, Fresh Peak hold 84% of Xian Fresh Peak and the third party provide the land for development and hold 16% of Xian Fresh Peak. The development of the commercial building started in November 1995 and suspended in 1996 due to disagreement between Fresh Peak and the third party. In 1997, the Xian government decided to receive the project of Xian Fresh Peak and transferred to an enterprise under a department of the Xian government. Xian Fresh Peak then lodged a litigation regarding the compensation. Subsequently, the court judgement in Xian was that 1) the enterprise of the department of Xian government has to pay compensation to Xian Fresh Peak of RMB36,620,000 plus interest and 2) the department of Xian government is jointly liable for the interest payment. This case is still in the process of execution. During this year RMB11,500,000.00 has been received and the left will be received in the future. Up to 31 December, 2004, RMB52,111,929.50 was included in contractual joint ventures and a provision of RMB21,823,177 has been made.

5.On June 23, 1993, the Shantou branch of the Company("Shantou Branch")signed a cooperation contract with Shantou Special Economic Zone Songshan Workshop Development Co.,

Upon a second hearing of the case, the outcome remained unchanged and in the favour of the company. Up to December 31,2004, parts of the outstanding purchase consideration have been received. For prudence purposes, the Company has not recognize any income on the above transaction. The Company altered the construction cost of RMB166,109,047 of Guo Xin Building which was once treated as properties under development for sale to other receivable and adjust the provision for diminution in valve of RMB 69,907,107 to provision for doubtful accounts. The deposit and purchase consideration received amount to RMB 68,720,773.33 which was once treated as other payable was altered to customers' deposits.

2.On June 26, 1993, the Company and the former Harbin Construction Engineering College (merged into Harbin Industry University now) have signed a cooperative agreement. Under the agreement, the Company has advanced a loan of RMB22,120,500, which was used for another purpose by the former Harbin Construction Engineering College and not yet repaid up till now, as such the Company took an action against Harbin Industry University for repayment of the loan in Harbin Intermediate People's Court and the case was accepted to proceed on December 16, 2002. At the same time, on June 26, 1993, Fresh Peak Holding Ltd. (Fresh Peak) a wholly-owned subsidiary of the Company, and the former Harbin Construction University Science and Technology Development Head Office (named Harbin Industry University Science and Technology Development Head Office now, hereafter referred to as the former Head Office and Head Office respectively) have signed a contract called Harbin Jianfeng Science and Technology Development Co., Ltd. (Jianfeng) Under the contract, Fresh Peak and the Company have paid to Jianfeng RMB55,960,000 of its investment cost. Subsequently, on May 15, 1996, they have signed an operating contract guaranteed by the former Harbin Construction University (merged into Harbin Industry University now). According to this contract, the former Head Office will operate Jianfeng for 13 years and should together with the former Harbin Construction University pay the contract fee to Fresh Peak every period for the purpose of settlement of the above investment cost and its interest. As the former Head Office and the former Harbin Construction University have never paid the contract fee, Fresh Peak lodged a claim against Head Office and Harbin Industry University to Heilongjiang Province High People's Court and the case was accepted to proceed on January 21, 2003.

On October,16 2004, the Heilongjiang Province High People's Court has resolved the above two disputes by the issuance of a Civil Mediation Report. The Court has decided on the following:

1)that the two disputes shall be resolved concurrently

2)that all relevant contracts between the parties shall be terminated

3)that liabilities shall be shared between the Company and Harbin Industry University in accordance with their respective investment ratio

4)that Harbin Industry University shall repay the Company its investment of RMB77,410,000 within one month upon the approval of this Mediation Report

Some net balances due from / (due to) related parties at December 31, 2004 and 2003 are stated in notes 13, 14 and 15, and included in the balance sheet of the Group as non-consolidated subsidiaries, associates and contractual joint venture, the remaining balances are summarized as follows:

	2004 RMB'000	2003 RMB'000
Shenzhen Construction Investment Holding Corporation	(188,764)	(188,764)

The above amounts are included in the balance sheet of the Group in the following classifications:

	2004 RMB'000	2003 RMB'000
Accounts payable and accrued expenses	(49,907)	(50,000)
Dividends payable	(138,764)	(138,764)
	(188,671)	(188,764)

Both these balances are unsecured and non-interest bearing.

Directors' emoluments

There are twelve directors in the Company. Ten of the directors received emoluments totaling RMB840,000 for the year ended December 31, 2004. Four directors did not receive any salary or other benefits from the Company.

32、CONTINGENT LIABILITIES

	2004 RMB'000	2003 RMB'000
Guarantees given for banking and credit facilities granted to:		
– contractual joint ventures	2,000	7,290
– third parties	120,942	159,352
	122,942	166,642

33、LITIGATION AND ARBITRATION

1.On March 21, 1997, the Company executed an agreement with Baoxin Real Estate Development (Shenzhen) Company Limited (Baoxin) to sell its share of 68% interests in Guo Xin Building at a consideration of RMB145,000,000. In addition, the construction cost for the building of RMB15,000,000 was undertaken by Baoxin. Baoxin has paid a deposit of RMB45,000,000. But the outstanding purchase consideration of RMB100,000,000 and the construction cost of RMB15,000,000 have still not been settled while the property right of Guo Xin Building has been transferred to Baoxin. So the Company lodged a claim. As sentenced by the Guangdong High People's Court on September 28, 2002, Baoxin should pay the outstanding purchase consideration of RMB98,948,060 and the interests to the Company.

28、SHARE CAPITAL

	2004 RMB'000	2004 RMB'000
Registered, issued and paid-in 891,660,000 A shares par value	891,660	891,660
120,000,000 B shares	120,000	120,000
	1,011,660	1,011,660

'A' shares are issued to Chinese national investors resident in the PRC and 'B' shares are issued to foreign investors. Chinese national investors resident in the PRC have been entitled to purchase and sell 'B' shares since June 2001. 'A' and 'B' shares have a par value of RMB 1 per share and rank pari passu.

29、CASH AND CASH EQUIVALENTS

	2003 RMB'000	2003 RMB'000
Cash and bank balances	197,621	262,809
Less: deposits secured over 3 months	(36,645)	(87,282)
	160,976	175,527
Effect of foreign exchange rate changes	448	(28)
Restated cash and cash equivalents	161,424	175,499

30 PLEDGE OF ASSETS

At December 31, 2004, certain of the Group's investment properties, leasehold land and buildings, properties under development and properties held for sale with an aggregate net carrying value of RMB787,983,870 and fixed deposits amounting to RMB39,961,990 were pledged to secure bank loans of RMB516,988,290 granted to the Group.

31、RELATED PARTY RELATIONSHIPS AND TRANSACTIONS

In addition to subsidiaries, associates and contractual joint ventures stated in notes 13, 14 and 15 respectively, the following entities have also been defined as related parties with whom the Group has had significant transactions during the year or with whom a significant balance exists at the year end.

	Nature of relationship
Shenzhen Construction Investment Holding Corporation	Ultimate holding company

The following is a summary of the significant transactions with related parties during the year.

Shenzhen City Wing Wah Engineering Ltd.

	2004 RMB'000	2003 RMB'000
Construction and development Expenses	662	459

The expenses were made based on the market price.

Shenzhen Construction Investment Holding Corporation

	2004 RMB'000	2003 RMB'000
Guarantees accepted for Banking and credit Facilities	100,000	60,000

25、TAX PAYABLE

	2004 RMB'000	2003 RMB'000
Corporation tax	(1,996)	(2,337)
Personal income tax	137	236
Business tax	4,162	5,823
Value added tax	(1,578)	(319)
Property tax	1,898	515
Others	129	333
	2,752	4,251

26、 NON-CURRENT LIABILITIES

	2004 RMB'000	2003 RMB'000
Bank loans (note 27)	167,000	35,000
Other liabilities	19,240	18,072
	186,240	53,072

Included in other liabilities was RMB12,889,000 borrowed from minority shareholders of a subsidiary of the Company and the remaining balance is the accruals for property management and maintenance fees. These liabilities are non-interest bearing and do not have fixed terms for repayment.

27、BANK LOANS

	2004 RMB'000	2003 RMB'000
Bank loans		
Secured	516,988	609,123
Guaranteed	126,000	102,884
Credit	50,000	--
	692,988	712,007
Bank loans repayable:		
Within one year or on demand	525,988	677,007
In the second year	57,000	15,000
In the third to fifth years, inclusive	110,000	20,000
	692,988	712,007
Portion classified as current liabilities	525,988	677,007
Long term portion	167,000	35,000
	692,988	712,007

Particulars of assets which are pledged to secure bank loans and other facilities are set out in note 30. The guarantees are provided by third parties and certain group companies.

20、COMPLETED PROPERTIES FOR SALE

	2004 RMB'000	2003 RMB'000
Cost	182,675	224,608
Less: Provision for impairment losses	(10,742)	(18,401)
	171,933	206,207

21、INVENTORIES

	2004 RMB'000	2003 RMB'000
Raw materials	4,682	4,275
Work-in-progress	12,052	6,789
Finished goods	5,956	30,559
Less: Provision for impairment losses	(258)	(833)
Consumables	8	260
	22,440	41,050

22、SHORT-TERM INVESTMENTS

	2004 RMB'000	2003 RMB'000
Listed equity investments, at market value	3,057	3,605
Debentures, at market value	3	3
	3,060	3,608

23、ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	2004 RMB'000	2003 RMB'000
Accounts payable	362,307	405,261
Accrued expenses		
Project cost	24,102	30,914
Losses for litigation and arbitration	13,471	53,391
Interests for bank borrowings	1,820	1,666
Land use fee	--	544
Water and electricity	--	1,357
Other	2,029	690
	403,729	493,823

24、DIVIDENDS PAYABLE

The item of dividends payable resulted from dividends declared and not paid by the directors in prior year. In respect of the current year, the directors have not declared dividends to its shareholders.

17、INTANGIBLE ASSETS

	Vehicle licenses RMB'000	Computer software RMB'000	Total RMB'000
At January 1, 2004	592	115	707
Amortization for the year	(592)	(47)	(639)
At December 31, 2004	--	68	68

18、LAND HELD FORDEVELOPMENT

	RMB'000
Cost	
At January 1, 2004	60,755
Additions	4,580
Amortization	(1,062
At December 31, 2004	64,273
Provision for impairment	
At January 1, 2004	4,170
Additions	--
At December 31, 2004	4,170
Net book value	
At December 31, 2004	60,103
At December 31, 2003	56,585

19、PROPERTIES UNDER DEVELOPMENT FOR SALE

	2004 RMB'000	2003 RMB'000
Cost	1,031,725	1,141,501
Less: Provision for impairment losses	(426,615)	(496,523)
	605,110	644,978

Included in properties under development for sale is a piece of land awaiting development held i the United States at a cost of RMB127,595,910 against which provision for impairment c RMB104,723,917 was made in prior years.

Particulars of the principal contractual joint ventures are set out as follows:

Contractual Joint venture		Joint venture registered capital ('000)	Group committed capital contribution ('000)	Principal activity	Method of Participation in earnings
Guangzhou Sui Xin Property and Estate Co Ltd.	5 years from 14 October 1992	RMB30,000	RMB71,000	Construction and sales of properties	36% of profits from Da De Plaza
Xian Fresh Peak Building Co. Ltd.	30 years from 6 July 1993	RMB20,000	RMB600,000	Construction and sales of properties	All profits after tax and appropriation commercial buildings to statutory reserves are to be used first to repay the capital contributions and interest on capital. Thereafter 67% of net profits.
Harbin Jianfeng Technology Development Co. Ltd.	30 years from 26 June 1993	RMB20,000	RMB30,000	Technology development	All profits of Harbin after tax and Jianfeng appropriation Technology to statutory Building reserves are to be used first to repay the capital contributions. Thereafter 50% of net profits.

Contractual joint venture		Joint venture registered capital ('000)	Group committed capital contribution ('000)	Principal activity	Method of Participation in earnings
Jiangmen Xinjian Real Estate Co. Ltd.	10 years from 19 May 1993	US$6,600	US$6,000	Property development	33% of net of Jianmen profits, Xinjian commercial building.
Kunshan Diao Feng Electricity Power Co. Ltd.	20 years from 29 November 1993	US$7,200	US$9,000	Supply of electricity	Profit distributions and appropriation to statutory reserves are to be determined by the board of directors annually.

16、LONG TERM INVESTMENTS

	2003 RMB'000	2003 RMB'000
PRC legal entity shares, at cost	16,825	16,825
Unlisted equity investments, at cost less provision for impairment losses	10,657	41,774
	27,482	58,599

14、ASSOCIATES

	2004 RMB'000	2003 RMB'000
Unlisted investments, at cost	58,347	47,847
Share of post-acquisition losses	(8,786)	(8,616)
	49,561	39,231
Less: Provision for impairment losses	(23,483)	(23,483)
	26,078	15,748
Add: Amounts due from associates	3,969	5,399
	30,047	21,147

At December 31, 2004 the Company had interests in the following principal associates:

Associates	Place of Establishment/ incorporation	Principal activities	Equity interest held Direct %	Indirect %
Yunnan Kun Peng Aviation Service Ltd.	PRC	Aviation service	25	--
Tung Yick Property Co., Ltd.	Hong Kong	Property development	20	--
深圳赛博数码有限公司	PRC	Property management and leasing	45	--
Shenzhen Fresh Peak Real Estate Trading and Revaluation Co. Ltd.	PRC	Property trading agency	30	--
Shenzhen City Wing Wah Engineering Ltd.	PRC	Repairs and maintenance of machinery	25	--

15、CONTRACTUAL JOINT VENTURES

	2004 RMB'000	2003 RMB'000
Unlisted Investments, at cost	303,649	314,149
Share of post-acquisition profits	(25,606)	(16,022)
	278,043	298,127
Provision for impairment losses	(138,273	(143,073)
	139,770	155,054
Amounts due from /(due to) contractual joint ventures	3,403	13,928
	143,173	168,982

Details of the non-consolidated subsidiaries are summarized in the following:

Subsidiaries	Place of Equity Establishment /incorporation	Principal activities	Equity Interest held Direct %	Indirect %
Shenzhen City SPG Bao An Development Ltd.	PRC	Property development and sales	95	5
Shenzhen Shenfang Department Store Co. Ltd.	PRC	Commercial goods supplier	95	5
Shenzhen Shenfang Car Park Ltd.	PRC	Develop and operate car park	70	30
Shenzhen Cyber Port Co.,Ltd	PRC	Property investment and information technology consultancy	70	--
深圳市罗湖区社会信息资讯服务中心	PRC	Information service	--	70
深圳口数码港信息技术培训中心	PRC	Training	--	70
深圳市数码港通信有限公司	PRC	Product development and sales of web and computer	--	63
Shenzhen Shen Fang Industrial Development Co., Ltd.	PRC	Property management, investment holding	100	--
Shenzhen Real Estate Consolidated Service Co., Ltd.	PRC	Construction material, consume goods	100	--
Shenzhen Tefa Real Estate Consolidated Service Co., Ltd.	PRC	Construction and decoration	100	--
Guangdong Province Fengkai Lian Feng Cement Manufacturing Co., Ltd.	PRC	Manufacturing and trading in cement products	--	90
Shenzhen City Zhen Tung New Electronic and Electrical Development Ltd.	PRC	Investing on electronic and electrical engineering project	95	5
Fidelity Development Limited	Canada	Property Development	75	--
Bekaton Property Limited	Australia	Property Development	60	--
Beijing SPG Property Management Limited	PRC	Property management	100	--
Dergetta Company Limited	HK	Dormant	--	70
Shenzhen City Shenfang Construction and Decoration Materials Ltd.	PRC	Retailing/trading of construction materials	100	--
Shenzhen City SPG Long Gang Development Ltd.	PRC	Property development, sales, management and rental	100	--
Shenzhen Lian Hua Industry and Trading Co. Ltd.	PRC	Trading of equipment and provision of renovation material	100	--
Paklid Limited	HK	Property construction and trading of construction materials	100	--

Subsidiaries	Place of Equity establishment/incorporation	Principal activities	Interest held Direct %	Interest held Indirect %
Shenzhen Zhen Tung Engineering Ltd.	PRC	Fitting-out contracting and maintenance	73	27
Fresh Peak Holdings Ltd.	Hong Kong	Investment, management and consultation	100	--
Fresh Peak Enterprise Ltd.	Hong Kong	Investment holding	82	--
广州黄埔新口房地产有限公司	PRC	Property development and sale	--	100
Keyear Development Ltd.	Hong Kong	Investment holding	--	100

The non-consolidated subsidiaries involved have either been terminated or liquidated, are in the process of liquidation or not intended to be held for long term. The Group already made appropriate provision therefore and consequently they have not been consolidated in the Group's financial statements for the year but included as non-consolidated subsidiaries as follows:

	2004 RMB'000	2003 RMB'000
Unlisted Investments, at cost	395,266	308,868
Share of post-acquisition losses	(122,061)	(109,576)
	273,205	199,292
Less: Provision for impairment losses	(186,498)	(186,498)
	86,707	12,794
Add: Amounts due from non-consolidated subsidiaries	(32,764)	43,333
	53,943	56,127

12、INVESTMENT PROPERTIES

	2004 RMB'000	2003 RMB'000
At January 1, 2003	628,861	628,410
Disposal of properties	(2,055)	(45,114)
Additions	60,151	45,565
At December 31, 2003	686,957	628,861

The investment properties have been revalued as at 31 December 2004 by the directors and certain investment properties have been pledged as security for the group's bank borrowings (see note 30).

13、SUBSIDIARIES

At December 31, 2004, the Company had interests in the following principal subsidiaries which have been included in the consolidated financial statements:

Subsidiaries	Place of Equity Establishment /incorporation	Principal activities	Interest held Direct %	Interest held Indirect %
Great Wall Estate Co., Inc.	U.S.A.	Property development	70	--
Shenzhen Special Economic Zone Real Estate (Group) Guangzhou Property and Estate Co., Ltd.	PRC	Property development, decoration and construction design	100	--
Skill Elite Ltd.	Hong Kong	Corporate financing	--	100
Shenzhen City Shenfang Free Trade Trading Ltd.	PRC	Trading of construction materials	95	5
Shenzhen City Shenfang Investment Ltd.	PRC	Investment and management	90	10
Shenzhen City Bamboo Garden Car Rental Ltd.	PRC	Car rental	100	--
北京新峰房地产开发经营有限公司	PRC	Property development and management	75	25
Shenzhen City Wa General Construction Management Ltd.	PRC	Construction project management	75	25
Shinnying Tongxin Real Est. Dev. Co. Ltd.	PRC	Real estate development	--	93.1
Barenie Co. Ltd.	Hong Kong	Properties investment	--	80
Openice Ltd.	Hong Kong	Investment holding	20	80
Shantou SEZ Wellam Fty Bldg., Dev. Co.	PRC	Factory building, sales and rental	--	82
Xin-Feng Real Estate Dev. Construction (Wuhan) Co. Ltd.	PRC	Real estate management and rental service	--	55
Fresh Peak Investment Ltd.	Hong Kong	Properties investment	--	55
Wellam Ltd.	Hong Kong	Investment holding	--	82
Shenzhen Petrel Hotel Co. Ltd.	PRC	Hotel operations	68.1	31.9
Shenzhen City Property Management Ltd.	PRC	Property management	95	5

11、PROPERTY, PLANT & EQUIPMENT

	Land and buildings RMB'000	Plant and machinery RMB'000	Motor Vehicles RMB'000	Office equipment and others RMB'000	Construction in progress RMB'000	Total RMB'000
Cost						
At January 1, 2004	188,358	44,012	34,502	33,471	38,257	338,600
Reclassification	(76,269)	44,193	--	32,076	--	--
Additions	748	8	1,156	642	694	3,248
Decrease of subsidiaries	(44,300)	(56,811)	(2,658)	(8,005)	--	(111,774)
Disposal of assets	(1,145)	--	(720)	(502)	--	(2,367)
At December 31, 2004	67,392	31,402	32,280	57,682	38,951	227,707
Depreciation						
At January 1, 2004	74,173	4,644	27,603	20,214	--	126,634
Reclassification	(18,172)	10,190	--	7,982	--	--
Charge for the year	13,109	19	1,341	1,145	--	15,614
Decrease of subsidiaries	(42,639)	(7,231)	(1,609)	(6,198)	--	(57,677)
Disposal of assets	(311)	--	(720)	(596)	--	(1,627)
At December 31, 2004	26,160	7,622	26,615	22,547	--	82,944
Provision for impairment losses						
At January 1, 2004	1,313	68	48	16	--	1,445
Additions	--	--	--	--	--	--
Disposal	(44)	--	--	--	--	(44)
At December 31, 2004	1,269	68	48	16	--	1,401
Net book value						
At December 31, 2004	39,963	23,712	5,617	35,119	38,951	143,362
At December 31, 2003	112,872	39,300	6,851	13,241	38,257	210,521

The Group's leasehold land and buildings including investment properties (note 12) are located in the People's Republic of China under medium term leases. Certain properties have been pledged as security for the Group's bank borrowings (see note 30).

9、TAXATION

	2004 RMB'000	2003 RMB'000
The charge comprises:		
PRC income tax for the year	1,529	2,445

Domestic income tax is calculated in accordance with applicable income tax regulations and at 15% (2003: 15%) of the estimated assessable profit determined in accordance with the accounting principles and the relevant financial regulations applicable to enterprises in the PRC. Taxation for other jurisdictions is calculated at rates prevailing in the respective jurisdictions, details of which are as follows:

	2004 RMB'000	2003 RMB'000
PRC enterprises income tax		
– enterprises in Shenzhen	15%	15%
– enterprises outside Shenzhen	33%	33%
Hong Kong profits tax	17.50%	17.50%

Reconciliation to the domestic tax expense as follows:

	2004 RMB'000	2003 RMB'000
Accounting profit under IFRS	(119,672)	34,799
Difference arising from accounting policies based on IFRS	(22,023)	(22,255)
Accounting profit under Accounting Standards for Enterprise Business of the PRC	(141,695)	12,544
Tax at the domestic rate of 15%	(21,254)	1,882
Net tax effect of expenses not deductible for tax purposes and other factors	22,783	563
Tax expense	1,529	2,445

10、EARNINGS PER SHARE

(a) The calculation of basic earnings per share is based on the consolidated loss of RMB120,285,000 (2003: profit of RMB33,607,000) and on the 1,011,660,000 shares (2003: 1,011,660,000 shares) in issue during the year.

(b) During the year ended 31 December 2004 and 2003, there were no dilutive potential shares. Fully diluted earnings per share are not applicable.

5、LOSS/ (PROFIT) FROM OPERATIONS

	2004 RMB'000	2003 RMB'000
Loss / (Profit) from operations is stated after crediting and charging the following:		
Crediting:		
Interest income	7,084	6,414
Rental income	1,268	251
Exchange gain	785	1,046
Gain on disposal of property, plant & equipment	(28)	553
Charging:		
Depreciation	16,097	23,048
Amortization	6,061	18,649
Staff costs (note 6)	74,586	95,848
Exchange loss	337	788
Provision for impairment losses of assets (note 7)	4,507	6,825

6、STAFF COSTS

	2004 RMB'000	2003 RMB'000
Salaries and bonus	67,873	77,263
Retirement benefit costs and provision for other welfare	6,713	18,585
	74,586	95,848

7、PROVISION FOR IMPAIRMENT LOSSES OF ASSETS

	2004 RMB'000	2003 RMB'000
Contractual joint venture	--	--
Completed properties for sale	--	--
Accounts receivable, other debtors and amount due from		
non-consolidated subsidiaries	4,507	6,825
	4,507	6,825

8、FINANCE COSTS

	2004 RMB'000	2003 RMB'000
Interest expenses		
- bank borrowings	32,107	49,062

OTHER INFORMATION						
Segment assets	1,472,457	78,771	67,453	21,428	13,055	1,653,164
Non-consolidated subsidiaries	41,635	--	--	1,812	12,680	56,127
Associates	14,098	--	--	--	7,049	21,147
Contractual joint ventures	28,214	3,012	88,649	--	49,107	168,982
Unallocated corporate assets						677,523
Consolidated total assets						
Segment liabilities	812,215	146,529	87,387	24,526	30,215	2,576,943
Unallocated corporate liabilities						1,100,872
Consolidated total						476,600
liabilities						
Capital expenditure	7,132	1,019	4,153	589	--	1,577,472
Depreciation	8,131	5,430	8,879	580	28	
Non-cash expenses other than depreciation	17,904	--	745	--	--	

The average number of employees for the year for each of the Group's principal divisions was as follows:

	2004	2003
Properties	1,317	1,363
Retailing and trading	25	247
Transportation and catering services	208	217
Construction technical support	123	254
Others	27	34
	1,700	2,115

Segment information about these businesses for the year ended December 31, 2003 is presented below:

	Properties	Retailing and trading	Transportation and catering services	Construction technical support	Others	Eliminations	Consolidated
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
REVENUE							
External sales	415,566	409,823	11,994	82,238	14,314	--	933,935
Inter-segment sales	22,116	--	--	10,540	2,400	(35,056)	--
Total revenue	437,682	409,823	11,994	92,778	16,714	(35,056)	933,935

Inter-segment sales are charged at prevailing market rates.

	Properties	Retailing and trading	Transportation and catering services	Construction technical support	Others	Eliminations	Consolidated
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
RESULTS							
Segment results	69,276	13,966	1,671	16,381	7,594	(16,384)	92,504
Unallocated corporate expenses							(23,503)
Profit from operation							69,001
Finance costs							(49,062)
Share of Profit of non-consolidated subsidiaries, associates, and contractual joint ventures							14,860
Profit before tax							34,799
Taxation							(2,445)
Profit after tax							32,354
Minority interests							1,253
Net profit for the year							33,607

	Properties RMB'000	Retailing and trading RMB'000	Transportation and catering Services RMB'000	Construction technical support RMB'000	Others RMB'000	Eliminations RMB'000	Consolidated RMB'000
RESULTS							
Segment results	(61,300)	(10,529)	(700)	(127)	(27,687)	39,597	(60,746)
Unallocated corporate expenses							(16,857)
Loss from operation							(77,603)
Finance costs							(32,107)
Share of Losses of non-consolidated subsidiaries, associates, and contractual joint ventures							(9,962)
Loss before tax							(119,672)
Taxation							(1,529)
Loss after tax							(121,201)
Minority interests							916
Net Loss for the year							(120,285)
OTHER INFORMATION							
Segment assets	1,357,046	28,557	48,228	27,114	11,629		1,472,574
Non-consolidated subsidiaries	20,804	--	27,065	--	6,074		53,943
Associates	14,071	--	--	352	15,624		30,047
Contractual joint ventures	41,392	2,918	63,747	--	35,116		143,173
Unallocated corporate assets							606,296
Consolidated total assets							2,306,033
Segment liabilities	865,784	28,557	48,228	27,114	27,365		
Unallocated corporate liabilities							997,048
Consolidated total liabilities							431,652
Capital expenditure	6,115	6	274	17	8		1,428,700
Depreciation	6,943	150	8,420	550	35		
Non-cash expenses other than depreciation	7,186	3,229	32	120	--		

The Group's business is principally conducted in the People's Republic of China (PRC) with its turnover for the year ended December 31, 2003 identified by geographical segments as follows:

	RMB'000
PRC	925,877
Hong Kong	7,310
The United States of America	748
	933,935

4、BUSINESS AND GEOGRAPHICAL SEGMENTS

For management purposes, the Group is organized into five major operating divisions property, retailing and trading, transportation and catering services, construction technical support and others. The divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Property	– construction and development, sales, leasing and management of properties
Retailing and trading	– sale of general merchandise
Transportation and catering service	– hotel and restaurant operation and provision of taxi services
Construction technical support	– construction, fitting out and equipment installation and maintenance
Others	– corporate financing, etc.

The Group's business is principally conducted in the People's Republic of China (PRC) with its turnover for the year ended December 31, 2004 identified by geographical segments as follows:

PRC	RMB'000
Hong Kong	544,813
The United States of America	3,469
	779
	549,061

Segment information relating to the businesses for the year ended December 31, 2004 is presented below:

	Properties	Retailing and trading	Transportation and catering services	Construction technical support	Others	Eliminations	Consolidated
REVENUE	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
External sales							
Inter-segment	300,017	139,932	8,086	96,022	5,004	--	549,061
sales	2,380	--	--	10,558	2,050	(14,988)	--
Total revenue							
	302,397	139,932	8,086	106,580	7,054	(14,988)	549,061

Inter-segment sales are charged at prevailing market rates.

the rates of exchange ruling at the balance sheet date. Exchange differences arising in these transactions are dealt with in the income statement.

On consolidation, the financial statements of overseas subsidiaries maintained in foreign currencies are translated at exchange rates ruling on the balance sheet date. Exchange difference arising on consolidation, if any, are dealt with in reserves.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from borrowing costs eligible for capitalization.

All other borrowing costs are recognized in net profit or loss in the period in which they are incurred.

Provisions, contingent liabilities and contingent assets

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognized because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognized but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognized as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognized but are disclosed in the notes to the accounts when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognized.

Revenue from hotel services, property management services and taxi services is recognized when the services are rendered.

Revenue from the sale of goods, other than merchandise, is recognized upon delivery of the goods to customers and entitlement to the sales consideration is obtained.

Profit from construction, fitting-out, equipment installation and maintenance contracts, which are mainly short-term in nature, is recognized under the completed-contract method, whereby billings and costs are accumulated and deferred, together with the related profit, until completion of the work.

Rental income, including rental invoiced in advance from properties under operating leases, is recognized on a straight-line basis over the terms of the relevant leases.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Retirement benefit costs

In accordance with local government regulations, the Group is required to make contributions to a retirement insurance fund which is administered by the local social security bureau in accordance with government regulations. The amount of contributions is determined at a fixed percentage of the basic salaries of the Group's existing PRC staff.

Retirement benefits are paid directly from the fund and are calculated based upon a retired employee's basic monthly salary and their number of years' service.

The amount charged to the income statement represents the amount of contribution payable to the scheme by the Group.

Deferred income tax

Deferred taxation is provided, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred tax. It is recognized in the financial statements to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized.

Intangible assets

Intangible assets represent the cost of acquisition of taxi licenses and computer software and are stated at cost less amortization and provision, if any, for impairment losses. Amortization is provided to write off the cost of taxi licenses over the license period granted by relevant authorities, namely 10 years, by equal installments. Amortization is provided to write off the cost of computer software over 5 years.

Foreign currency translation

Foreign currency transactions are converted at exchange rates ruling at January 1 of the current year. Monetary assets and liabilities denominated in foreign currencies are translated at

Completed properties and properties under development

Completed properties and properties under development held for sale are stated at the lower of cost and net realizable value. Cost includes the cost of land, development expenditure, borrowing costs capitalized in accordance with the Group's accounting policy and other attributable expenses. Net realizable value is determined by the management based on prevailing market conditions.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost, which comprises all costs of purchase and other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the first in first out method. Net realizable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Long-term investments

Long-term investments where the Group is not in a position to exercise significant influence or exert control are stated at cost less provision for impairment losses, where the investment's carrying amount exceeds its estimated recoverable amount.

Short-term investments

Short-term investments are stated in the balance sheet at fair value. Changes in fair value are recognized in the income statement.

Revenue recognition

Turnover comprises (i) proceeds from sales of properties, (ii) revenue from retail sales of merchandise, (iii) revenue from hotel services, (iv) revenue from sales of goods, (v) billings related to construction, fitting-out, equipment installation and maintenance contracts, and (vi) rental income from investment properties.

Income from sales of properties together with the interest earned on deposits from the installment sales of flats are recognized upon the execution of a binding sales agreement or upon the issuance of an occupation permit completion certificate by the relevant authority, whichever is the later. Deposits received from forward sales of properties are carried in the balance sheet under current liabilities.

Installment sales of developed properties are recognized to the extent that installments are received or become due under the relevant sales contracts.

progress until they are completed and put in use.

Investment properties

Investment properties are completed properties that are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their fair value based on independent professional valuations or directors' valuations at the balance sheet date. Any gain or loss arising from a change in the fair value of investment property should be included in the income statement. Gains or losses arising from the retirement or disposal of investment property should be determined as the difference between the net disposal proceeds and the carrying amount of the asset and should be recognized as an income or expense in the income statement.

No depreciation is provided on investment properties except where the unexpired term of the relevant lease is 20 years or less.

Impairment of assets

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment losses are recognized as an expense immediately, unless the relevant asset is land or buildings other than investment property carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Contractual joint ventures

A contractual joint venture is a venture that operates under a contractual agreement whereby the Group or Company and at least one other party undertake an economic activity that is subject to control and none of the parties involved unilaterally has control over the economic activity.

The consolidated income statement includes the Group's share of the post-acquisition results of its contractual joint venture for the year. In the consolidated balance sheet, interests in contractual joint venture are accounted under the equity method and are stated at cost, less goodwill, and adjusted for the post acquisition change in the Group's share of the contractual joint venture's net assets.

Cash and cash equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and that are subject to an insignificant risk of changes in value.

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, bank balances and time deposits within three months of maturity when acquired.

Property, plant & equipment

Property, plant & equipment except investment properties is stated at cost less accumulated depreciation and any impairment losses.

The cost of an asset comprises its purchase price and any directly attributable cost of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the asset has been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the profit and loss account in the year in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalized as an additional cost of the asset. When an asset is sold, its cost and accumulated depreciation are removed from the financial statements and any gain or loss resulting from the disposal, being the difference between the net disposal proceeds and the carrying amount of the asset, is included in the profit and loss account.

Depreciation is provided to write off the cost of property, plant & equipment over their estimated useful lives on a straight-line basis. Estimated useful lives are summarized as follows:

Land use rights and buildings in the PRC	25 30 years
Plant and machinery	7 years
Motor vehicles	6 years
Furniture, fixtures and office equipment	5 years

Construction-in-progress represents plant and properties under construction and includes the costs of construction plus interest charges arising from borrowings used to finance the construction during the construction period. No depreciation is provided for construction-in-

Goodwill

Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired. In respect of subsidiaries:

For acquisitions before January 1, 2001, positive goodwill is eliminated against reserves.

For acquisitions on or after January 1, 2001, positive goodwill is amortized on a straight-line basis over its estimated useful life. Positive goodwill is stated in Consolidated Balance Sheet at cost less any accumulated amortization and any impairment losses.

On disposal of a subsidiary, any attributable amount of purchased goodwill not previously amortized through the Consolidated Income Statement or which has previously been dealt with as a movement on group reserves is included in the calculation of the profit or loss on disposal.

Subsidiaries

A subsidiary is an enterprise in which the Company, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or where the Company controls the composition of its board of directors or equivalent governing body.

Investments in subsidiaries are included in the Company's balance sheet at cost less provision, if necessary, for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

Subsidiaries not consolidated

In the consolidated balance sheet the unconsolidated subsidiaries are recorded at cost less provision for impairment losses. The consolidated income statement reflects the Group's share of the results of operations of the subsidiaries.

Investments in subsidiaries excluded from consolidation are stated at cost less provision for any impairment losses and the results of the subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

Associates

An associate is a company over which the Group is in a position to exercise significant influence, but not control, through participation in the financial and operating policy decisions of the investee.

The consolidated income statement includes the Group's share of the post-acquisition results of associates for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associates plus the unamortized goodwill less capital reserves on acquisition of the associates.

In the Company's balance sheet the investment in associates are stated at cost less provision, if necessary, for impairment losses.

1、GENERAL

Shenzhen Special Economic Zone Real Estate and Properties (Group) Co., Ltd. (The "Company") was incorporated in January 1980 in the People's Republic of China (the "PRC") and was reorganized as a joint stock limited company in July 1993. A and B shares were issued by the Company on September 15, 1993 and January 10, 1994 respectively.

With the approval of State-owned Assets Supervision and Administration Commission of Shenzhen Government, Shenzhen Construction Investment Holding Corporation, the majority shareholder controller of the Company, merged with other two assets supervision and administration companies into an exclusively state-owned limited company, Shenzhen Investment Holding Corporation, on October 13,2004. Till now the combination is in process and the change of equity is waiting for the authorization of the government and has not comply with a formality in China Securities Depository & Clearing Corporation Limited Shenzhen Branch.

The Company and its subsidiaries (the "Group") are principally engaged in property development, investment and management, hotel operations, construction, fitting-out, equipment installation and maintenance, retail operations and trading.

2、BASIS OF PREPARATION

The financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board under the historical cost basis except for the revaluation of investment properties. The accounting policies adopted by the Company under IFRS differ from the accounting policies used in the financial statements of the Group which were prepared in accordance with Accounting Standards for Enterprise Business and Accounting Systems for Enterprise Business in the PRC. Adjustments to restate the results of operations and the net assets in compliance with IFRS will not be taken up in the accounting books of the companies in the Group. Details of impacts of such adjustments on the net assets as at 31 December 2003 and net profit for the year then ended are included in note 36 to the financial statements.

3、PRINCIPAL ACCOUNTING POLICIES

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 December each year. The results of subsidiaries acquired or disposed of during the year, if any, are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. The results of operations of subsidiaries are included in the consolidated income statement and the share attributable to minority interests is excluded from the consolidated net profit. All significant intercompany transactions and balances within the Group have been eliminated on consolidation.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Share capital RMB'000	Capital reserve RMB'000	Cumulative translation reserve RMB'000	General reserve RMB'000	Staff welfare fund RMB'000	Accumulated losses RMB'000	Total RMB'000
Balance at December 31, 2002	1,011,660	686,308	10,054	3,317	115,594	(946,951)	879,982
Prior year adjustment	--	--	--	--	--	93,742	93,742
Profit for the year	--	--	--	--	--	33,607	33,607
Others	--	--	(28)	--	--	--	(28
Balance at December 31, 2003	1,011,660	686,308	10,026	3,317	115,594	(819,602)	1,007,303
Prior year adjustment (see note 35)	--	--	--	--	--	5,083	5,083
Profit for the year	--	--	--	--	--	(120,285)	(120,285)
Others	--	--	(86)	--	--	--	(86
Balance at December 31, 2004	1,011,660	686,308	9,940	3,317	115,594	(934,804)	892,015

PRC laws and regulations require PRC companies to provide statutory reserves. General reserve is appropriated at 15% and staff welfare fund at within 10% from net profits after taxation as reported in the financial statements prepared under the Accounting Standards for Business Enterprises of PRC. Provision for the general reserve ceases when the accumulated general reserve amounts to 50% of the share capital. All statutory reserves, including the general reserve fund and staff welfare fund, are for specific purposes and are not distributed in the form of cash dividends.

The Company declares dividends based on the lower of net profit after appropriation to reserves as reported in the financial statements prepared under the Accounting Standards for Business Enterprises and Accounting Systems for Business Enterprises in PRC and as reported in the financial statements prepared under IFRS. For the year ended December 31, 2004, the directors have not declared any dividends to its shareholders.

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2004

	Note	2004 RMB'000	2003 RMB'000
OPERATING ACTIVITIES			
Cash received from sales of goods or rendering of services		588,912	984,417
Other cash received relating to operating activities		125,572	141,462
Cash paid for goods and services		(491,206)	(689,368)
Cash paid to and on behalf of employees		(71,099)	(95,848)
Taxation paid		(30,753)	(47,726)
Cash paid relating to other operating activities		(113,495)	(104,574)
Interest paid		(40,712)	(49,062)
Net cash (used in) / generated from operating activities		(32,781)	139,301
INVESTING ACTIVITIES			
Cash received from disposal of investments		20,001	35,633
Dividends received and interest received		1,127	11,849
Net cash received from the sale of fixed assets, intangible Assets and other long-term assets		48	9,215
Cash paid to acquire fixed assets, intangible assets and other long-term assets		(6,420)	(12,894)
Net cash generated from investing activities		14,756	43,803
FINANCING ACTIVITIES			
Proceeds from borrowings		508,206	686,263
Repayments of borrowings		(504,256)	(797,000)
Net cash generated from / (used in) financing activities		3,950	(110,737)
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS		(14,075)	72,367
Cash and cash equivalents at beginning of year	29	175,499	103,132
Cash and cash equivalents at end of year	29	161,424	175,499

CONSOLIDATED BALANCE SHEET

AT DECEMBER 31, 2004

	Note	2004 RMB'000	2003 RMB'000
ASSETS			
Non-current assets	11		
Property, plant & equipment	12	143,362	210,521
Investment properties	13	686,957	628,861
Non-consolidated subsidiaries	14	53,943	56,127
Associates	15	30,047	21,147
Contractual joint ventures	16	143,173	168,982
Long term investments	17	27,482	58,599
Intangible assets	18	68	707
Land held for development		60,103	56,585
		1,145,135	1,201,529
Current assets	19		
Properties under development for sale	20	605,110	644,978
Completed properties for sale	21	171,933	206,207
Inventories	22	22,440	41,050
Short term investments		3,060	3,608
Accounts receivable		32,069	170,035
Prepayments, deposits and other debtors		128,665	46,727
Cash and bank balances		197,621	262,809
		1,160,898	1,375,414
Current liabilities			
Customers' deposits	23	171,227	210,555
Accounts payable and accrued expenses	24	403,729	493,823
Dividends payable	25	138,764	138,764
Tax payable	27	2,752	4,251
Bank loans		525,988	677,007
		1,242,460	1,524,400
Net current liabilities		(81,562)	(148,986)
Total assets less current liabilities	26	1,063,573	1,052,543
Non-current liabilities		(186,240)	(53,072)
Minority interests		14,682	7,832
NET ASSETS		892,015	1,007,303
CAPITAL AND RESERVES	28		
Share capital		1,011,660	1,011,660
Reserves		(119,645)	(4,357)
		892,015	1,007,303

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2004

	Note	2004 RMB'000	2003 RMB'000
Turnover	4	549,061	933,935
Cost of sales		(499,431)	(730,471)
Gross profit		49,630	203,464
Other operating income		9,004	16,726
		58,634	220,190
General and administrative expenses		(125,558)	(124,213)
Other operating expenses		(10,679)	(26,976)
(Loss) / profit from operations	5	(77,603)	69,001
Finance costs	8	(32,107)	(49,062)
Share of (Loss) / profits of non-consolidated subsidiaries, associates, and contractual joint ventures		(9,962)	14,860
(Loss /)profit before taxation		(119,672)	34,799
Taxation	9	(1,529)	(2,445)
Loss / (profit) after taxation		(121,201)	32,354
Minority interests		916	1,253
Net (loss)/profit for the year		(120,285)	33,607
(Loss)/Earnings per share			
Basic	10	(RMB0.12)	RMB0.03
Diluted	10	N/A	N/A

X. FINANCIAL REPORT

REPORT OF THE AUDITORS
TO THE SHAREHOLDERS OF

SHENZHEN SPECIAL ECONOMIC ZONE REAL ESTATE & PROPERTIES (GROUP) CO., LTD.

(Incorporated in the People's Republic of China with limited liability)

We have audited the accompanying consolidated balance sheet of Shenzhen Special Economic Zone Real Estate & Properties (Group) Co., Ltd. (The "Company") and its subsidiaries (the "Group") as of December 31, 2004 and the related consolidated statements of income, cash flows and changes in equity for the year then ended. These financial statements set out on pages 2 to 34 are the responsibility of the Group's management. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion solely to you and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2004 and of the results of operations and cash flows of the Group for the year then ended in accordance with International Financial Reporting Standards.

Moore Stephens Shenzhen Nanfang Minhe
Certified Public Accountants
April 22, 2005

the Company would pay RMB 0.88 million to Shenzhen Nanfang Minhe Certified Public Accountants as the auditing fee.

VIII. From Jul. 5 to Jul. 9, 2004, Shenzhen Securities Regulatory Bureau made a patrolling inspection of the Company and gave some opinions on rectification. The Board of the Company had drafted a rectification plan according to the rectification requests (For the rectification report, please refer to China Securities and Ta Kung Pao dated Aug. 25, 2004.). The Company had finished part of the rectification according to the rectification report, while the remaining items needing rectification, such as amendment to the Articles of Association, would be accomplished in 2005.

IX. For other important issues, please refer to the notifications of the Board in China Securities and Ta Kung Pao dated Feb. 10, Aug. 18, Oct. 21 and Nov. 4, 2004.

IX. SIGNIFICANT EVENTS

I. Significant lawsuits and arbitrations

As to the significant lawsuits and arbitrations in which the Company had been involved in the report period, please refer to Annotation 8 of the Accounting Statements.

II. The Company had not made any important purchases or sales of assets in the report period.

III. Please refer to Annotation 7 of the Accounting Statements for related parties of and related transactions of the Company.

IV. The Company had not signed any important contracts of entrustment, contracting or leasing in the report period, nor had it entrusted others with assets management.

V. Guarantees

External guarantees of the Company (excluding guarantees for holding subsidiaries)

Unit: RMB'0000

Name of the guarantee	Date of happening (the agreement-signing day)	Amount of guarantee	Type of guarantee	Guarantee term	Accomplished or not	For related parties or not
Xi'an Xinfeng Property Trading Co., Ltd.	Jun. 18, 2003	200.00	General guarantee	1year	No	Yes
Total guarantee amount in the report period						-4,370.05
Total guarantee balance at the end of the report period						12,294.15
Guarantees for holding subsidiaries of the Company						
Total guarantee amount for holding subsidiaries in the report period						-6,564.00
Total guarantee balance for holding subsidiaries at the end of the report period						3,914.00
Total guarantee amount of the Company (including guarantees for holding subsidiaries)						
Total guarantee amount						16,208.15
Total guarantee amount taking up the net assets of the Company						16.17%
Irregular guarantees of the Company						
Amount of the guarantees for holding shareholders and other related parties of which the Company held less than 50% shares						0.00
Amount of the debt guarantees directly or indirectly for guarantees with an asset-liability ratio exceeding 70%						0.00
Guarantee amount exceeding 50% of the net assets or not (yes or no)						No
Total irregular guarantee amount						0.00

In the report period, there was a mortgage guarantee for the owner's building amounting to RMB 120,941,500 still remaining unaccomplished. As to this kind of guarantee, the possibility of shouldering joint-payment responsibility is relatively small.

VI. Neither the Company nor shareholders holding more than 5% shares had any commitments made in the report period or made previously and lasing into the report period.

VII. The Company had engaged Shenzhen Nanfang Minhe Certified Public Accountants to take care of the auditing work of the year 2004 of the Company. This Certified Public Accountants had provided annual auditing services to the Company since 2001. According to agreement,

VIII. REPORT OF THE SUPERVISORY COMMITTEE

In accordance with regulations of the Securities Law, Company Law and Articles of Association of the Company and with the support of the Board, the administration team and the general shareholders, the Supervisory Committee had dutifully performed the supervisory obligations endowed by laws and regulations in 2004. In the report period, the Committee had held 4 meetings of the Supervisory Committee, presented at 2 Shareholders' General Meetings and attended 5 meetings of the Board as non-voting delegates.

I. Meetings held in the report period

1. On Apr. 27, 2004, the 1st meeting was held, which had examined and approved the Report of the Board 2003 and its Summary, Report of the Supervisory Committee 2003, Financial Report, as well as the Profit Appropriation Plan and the 1st Quarterly Report of the Board.
2. On May 26, 2004, the 2nd meeting was held, which had examined and approved the resignation of supervisor Gan Lu and supervisor Zhou Hong from their positions of supervisor; examined and approved 3 persons, namely Deng Kangcheng, Lin Huimei and Xiong Xingnong, as supervisor candidates, and submitted to the Shareholders' General Meeting for examination.
3. On Aug. 23, 2004, the 3rd meeting was held, which had examined and approved the Yearly Interim Report of the Board and the report concerning the rectifications according to the CSRC's opinions given after inspection.
4. On Oct. 26, 2004, the 4th meeting was held, which had examined and approved the 3rd Quarterly Report of the Board of 2004.

II. Independent opinions of the Supervisory Committee

1. In the report period, the decision-making processes of the Company had been legal, and the inner control system further perfected. While performing their duties, the directors and senior administrative personnel of the Company had no deeds that were against laws, regulations or Articles of Association of the Company, or had done harm to the interests of the shareholders or the Company.
2. In the report period, the financial management of the Company had been further strengthened. Effects had been achieved in non-operating expenditure control, a large-margin decrease made in cost expenditure compared with the previous year, and the audit and management to financial affairs also further strengthened. However, due to the decrease of actual profit, the situation of being unable to make end meet worsened.

   In the report period, the unqualified report furnished by Nanfang Minhe Certified Public Accountants had been true and accurate, and its analyses practical. It had objectively reflected the financial status and the present operation of the Company.
3. Transactions of purchases and sales of assets made by the Company in the report period had all been conducted according to relevant state regulations and the principles of being fair, equivalent and reasonable. No insider dealings had ever been discovered, nor cases that had done harm to the shareholders' interests or led to loss of the Company's assets. In the report period, the Company had not raised any funds, nor had it made any related transactions.

Quarterly Report of 2004, and proposals such as the Proposal on the Company Transferring the Equity of Jilin Pharmaceutical Company Limited and the Corresponding Transfer of Ownership, etc..

Resolutions of this Board meeting had already been published in China Securities and Ta Kung Pao dated Oct. 28.

5. The 5th meeting was held on Dec. 31, 10 directors attended, while 2 were absent. The meeting examined and approved proposals such as the Proposal on Recruiting New Independent Directors, Proposal on Changing Directors, etc..

Resolutions of this meeting had been published in China Securities and Ta Kung Pao dated Jan. 1, 2005.

(II) The Board's implementation of the resolutions made by the Shareholders' General Meeting

The 11th Shareholders' General Meeting of the Company had made resolutions concerning the profit appropriation of 2003, subsidy standards for independent directors, amendments to the Articles of Association of the Company, and so on. Authorized by the Shareholders' General Meeting, the Board had strictly carried out the aforesaid resolutions. In the report period, the Company had no plans of profit appropriation or conversion of public reserve into share capital, nor was there any rationed share or share reissue.

X. Profit appropriation preplan of this report year

Calculating according to the domestic accounting rules as to the year 2004, the audited net profit of the Company was RMB 142,307,752.60 in accordance with domestic accounting rules, and RMB 120,285,000 according to international accounting standards. The distributable profit was RMB 1,053,814,164.31. After deliberation, the Board decided that the Company would not appropriate profit of 2004.

XI. The newspapers chosen by the Company for information disclosure had not changed, China Securities domestic and Ta Kung Pao overseas.

increased.

(III) Significant correction of accounting errors

Please refer to Note II. No. 21 to Financial Report and Provisional Public Notice disclosed at the same time with the Annual Report.

VIII. Analysis of influences on the Company being produced by changes of production and operating environment

At the beginning of 2005, it happened changes of two aspects in operating environment of core business of the Company, namely real estate operating business: firstly the State would continuously adopt series of policies to restrict too rapid increase of houses prices, secondly, interest rate of mortgage loan of financial institutions would be adjusted upward. The influence on the Company produced by operation of the Company by the two factors was not all the same. Because the presently developed projects, basically were middle and small style of economic houses for person purchasing property in the first time, and the sales objects were mainly consumers purchasing it for its own use, less consumers for investment, it's estimated policies of restricted speculation and houses' prices rapid increasing promulgated by the government didn't cause significant influence on the operation of the Company; although interest rate of mortgage loan was not adjusted upwards by a big margin, provided that loan interest consistently rose up, the need of houses consumption would be restricted ultimately, which would produce adverse influences on the operation of the Company.

IX. Routine work of the Board

(I) In the report year, particulars about meeting of the Board and contents of the resolutions

In 2004, particulars about holding of meetings of the Board were as follows:

1. 1st meeting was held in the meeting room of the Group Company on Apr. 27. 9 directors attended the meeting, and one director entrusted other directors to voting. The meeting examined and approved proposals including 2003 Annual Report and 2004 1st Quarterly Report etc..

   Relevant resolutions of the Board were published in China Securities and Ta Kung Pao on Apr. 30.

2. 2nd meeting was held on May 26. 9 directors attended the meeting, and one director entrusted other directors to voting. The meeting examined and approved proposals including Proposal on Supplementing Independent Directors and Proposal on Revising Articles of the Association etc..

   Relevant resolutions of the Board were published in China Securities and Ta Kung Pao on May 28.

3. 3rd meeting was held on Aug. 23. 10 directors attended the meeting, 2 were absent and one director entrusted other directors to voting. The meeting examined and approved proposals including 2004 Semi-annual Report, Rectification Summary on Problems found by Inspection Branch of Shenzhen Inspection bureau of CSRC etc..

   Relevant resolutions of the Board were published in China Securities and Ta Kung Pao on Aug. 25.

4. The 4th meeting was held on Oct. 26, 9 directors attended, while 3 were absent, among which 1 director had entrust another director to exercise voting. The meeting examined approved the 3rd

beginning was transferred out due to decrease of consolidation scope.

2. Ended Dec. 31, 2004, the total amount of liabilities of the Group was amounting to RMB 1531.61 million, with a decrease of RMB 90.95 million compared with RMB 1622.56 million in the year beginning, by 5.6%, mainly because: ① decreased bank loan amounting to RMB 19.02 million; ② accounts in advance decreased by 19% mainly due to sales payment of Cuiqin Pavilion carried forward and payment of commodities in advance carried forward into income. ③ Accrued expenses decreased by 53.2% mainly project auxiliary payment paid and losses of lawsuits and arbitrations.
3. Ended Dec. 31, 2004, shareholders' equity (net assets) of the Group was amounting to RMB 1002.07 million, decreasing by 12.44% compared with RMB 1144.46 million, the losses of net profit in the period.
4. Net increase in cash and cash equivalents was RMB 13.627 million, with a decrease of RMB 85.966 million over the same period of last year, mainly because the summation of net amount of cash flow arising from operating activities and net amount of cash flow arising from investment activities couldn't make up the deficits of net amount of cash flow from financing activities.

(II) Analysis of operating results

1. In 2004, the Group realized total profit amounting to RMB 141695000, with a decrease of RMB 136147000 over the same period of last year; net profits amounting to RMB 142308000, with a decrease of RMB 137952000 over the same period of last year.
2. The Company realized profit from core business amounting to RMB 570.54 million in 2004, with a decrease of RMB 391.84 million compared with RMB 962.38 million in the same period of last year, (consolidation scope in this period decreased, which resulted in income from core business amounting to RMB 168.09 million), by 40.71%;
3. The Company realized profit from core business amounting to RMB 27.94 million, with a sharp decrease over the same period of last year amounting to RMB 180.36 million, mainly because income from core business decreased by 40.71% and gross profit ratio decreased by 13% year-on-year. Decrease in gross profit ratio year-on-year mainly because ① gross profit of new buildings Cuiqing Pavilion sold in the period of headquarters of the Group in real estate industry was very low, and partial old buildings were disposed to liquidize capital. ② In commodities circulation industry, costs of export toluene in bonded trade company increased.
4. Profit from other business lines

   Profit from other business lines decreased RMB 9781100 year-on-year, mainly due to change of consolidation cope of statements and decrease of expenses for water and electricity of subordinate Property Company.
5. Financial expenses

   Financial expenses of the report period decreased 45.89% compared with that of last period, mainly because amount and time of capital occupied in the period decreased, and interest rate decreased due to readjustment of loan, compared with that in last period.
6. The Company realized investment income amounting to RMB 10.75 million, decreasing sharply compared with the same period of last year, mainly because losses of subordinate enterprises

VII. In the report period, analysis on financial status and operating results

(I) Analysis of financial status

1. Ended Dec. 31, 2004, total assets of the Group was RMB 2518.99 million, with a decrease of RMB 239.9 million compared with RMB 2758.89 million in the year beginning by 8.7%. Main reason for affecting change of total assets were:

(1) Current assets amounting to RMB 1913.65 million, with a decrease of RMB 207.79 million compared with RMB 2121.44 million in the year-beginning by 9.79%. Including:

① Monetary funs amounting to RMB 197.62 million, with a decrease of RMB 65.19 million compared with that in the year-beginning by 24.8%.

② Balance of accounts receivable in the report period decreased 69.26% compared with that in last period, mainly because this period, the Company called back payments by a big margin and consolidated scope of statements decreased. Bad Debts reserve increased 319.24% compared with that in last period, mainly because the Company withdrew bad debts reserve the total creditors' rights of Hanjiang Development Co., Ltd. translated into RMB 12, 659,730.67.

③ The balance of other accounts receivable in the report period increased compared with that in last period by 45.92%, and bad debts reserve increased by 32.73% compared with that in last period, mainly were as stated in Note VIII (I) 1, transferred payment of Guoxing Building amounting to RMB 166,109,047 originally accounted in inventory to be accounted in other receivables, and reserve for inventory price-falling amounting to RMB 69,907,107.00 withdrawn originally to be accounted in bad debts reserve.

④ In the report period, balance of prepaid accounts decreased 93.34% compared with that in last period, mainly because consolidation scope pf statements decreased.

⑤ Matters affecting change of inventory: Headquarters of the Group carried forward sales costs of new buildings, Cuiqin Pavilion, and accomplished input in new projects, Xinhu Garden and Bitong Haiyuan as scheduled; based on the progress and implementation of the case that the Company indicted Baoxing Company, the Company adjusted houses payment of Guoxing building amounting to RMB 166,109,047 accounted in inventory to be accounted in other account receivables, and inventory price-falling reserve withdrawn amounting to RMB 69,907,107 to be accounted in bad debts reserve, payment received which was originally accounted in other payables and implementation payment received this year totaled RMB 68,720,773.33 to be accounted in prepaid accounts.

(2) Main matters affecting the change of long-term investment:

① Change of consolidation scope of statements: Baoan Development Co., Ltd. of SF Group, SF Department Store Co., Ltd., SF Park Co., Ltd. Digital Port Investment Co., Ltd. and its subsidiaries. The Company didn't consolidate accounting statements this year for the above subsidiaries. The net assets influenced changes of long-term investment of the Company.

② Shenzhen Intermediate People's Court put 2.45% of Guangdong Development Securites Securities Co., Ltd. held by the Company on open auction on Mar. 23, 2004. Guangzhou Gerui Industrial Co., Ltd. bid it with the highest prixe of RMB 37.7 million. The book costs was amounted to RMB 30.88 million and investment income carried forward was amounting to RMB 6.82 million. The payment was used to pay for □contract expenses and interest of oriental rainbow shopping mall□of the Company.

(3) Main reason for big change of fixed assets was balance of fixed assets of the Company in the period

IV. Main suppliers and customers

Total amount of purchase of the top five suppliers	2,342.51	Proportion in the total amount of purchase	4.10%
Total amount of sales of the top five sales customers	3,105.94	Proportion in the total amount of sales	5.44%

V. Problems, difficulties, and dissolution plans in operation

1. Main problems arising from operation: burden from heavy historical problems and losses from disposing bad assets became main reasons for operating losses; unbalance product structure and low operating efficiency was direct reason for resulting in losses; more fierce market competition and conflict in product adjustment resulted in severe losses of partial subsidiaries of the Company; enterprise management level was not improved in essence.
2. Difficulties encountered in present operation of the Company mainly were: firstly shortage of key competitive edge seriously restricted enhancement of assets operating efficiency and return on equity; secondly, industry structure and enterprise structure were not reasonable, and present development pattern couldn't stand; thirdly, resources reserve were not sufficient, and development space were restricted; fourthly, macro-control and increase in GNP entered into new cycle, which brought macro environment of operation of the Company into a more complicated environment. At the same time, analyzed in reality, strategy of whole state-ownership withdrawn from the Company promulgated by Shenzhen Municipal Government produced certain influence on present operating team, staff morale, operating decisions.
3. With respect to the above problems and difficulties, the answering and resolution plan of the Company were:

   Firstly, develop activities of management benefit year deeply and promote enterprise management level in earnest way; Secondly, propel management system of project department, reorganize deposit resources and improve development capabilities; Thirdly, grasp management of bad assets, improved capital liquidity to enhance income of capita operation; fourthly, grasp all-around budget management and cut down various expenses and expenditures.

VI. Investment

1. In the report period, the Company had no raised proceeds, nor raised proceeds lasting to the report period.
2. Investment with non-raised proceeds

(Unit: RMB'0000)

Name of projects	Amount of projects	Rate of progress of projects	Income from projects
Bitong Haiyuan	10,000.00	At the end of 2004, main body structure has been accomplished. Equipment installment and maintenance projects begun	Not settled
Xinhu Garden 3rd Period	23,000.00	In 2004, projects have been accomplished basically. Equipments had began debugging and been ready for check and accepting.	Not settled
Cuiqin Pavilion	12,390.00	In July 2004, it was entered fro dwelling.	Sales income transferred-in amounting to RMB 109,268,900 and gross profit amounting to RMB 539,900
Yitai Center	53,172.00	It was accomplished but wasn't sold.	Not settled
Total	98,562.00		

3. Particulars about constitutions of income from core business and profit from core business according to areas:

Areas	Income from core business	Increase/decrease of income from core business over last year (%)
Domestic sales	58,128.22	-41.25%
Overseas sales	424.75	-47.29%

4. Explanation on change of profitability of core business

In the report period, profit from core business of the Company was amounting to RMB 27.94 million, which decreased sharply compared with RMB 180.36 million in the same period of last year, mainly because income from core business and decreased by 40.71% and gross profit ratio by 13% year-on-year. The decrease of gross profit ratio year-on-year mainly because ① In real estate industry, gross profit of new buildings Cuiqin Pavilion of the headquarters of the Group sold in the period was relatively low; Costs of old buildings sold in the period were relatively high and market prices were relatively low. ② In commodities circulating industry, costs for importing toluene of Bonded Trade Company increased.

III. Operations and achievements of main holding and share-holding companies of the Company

Names of companies	Operating scope	Income from main operations (RMB)	Total profit (RMB)	Net profit (RMB)	Registered capital (RMB'0000)	Total assets (RMB'0000)
Shenzhen Petrel Hotel Co., Ltd.	Hotel Service	24,189,286.94	-1,672,019.01	-1,672,019.01	3000	1138
Shenzhen Estate Management Co., Ltd.	Property management service	77,645,456.86	1,145,693.85	462,721.21	725	9796
Shenzhen Zhentong Engineering Co., Ltd.	Installment and maintenance of projects	109,940,750.27	148,617.00	77,837.34	1000	3986
Shenzhen Zhu Yuan Tong Mini-bus Rent Co., Ltd.	Leasing cars	2,478,987.80	264,492.57	264,492.579	1029	1460
Shenzhen SP Bonded Trade Co., Ltd	Import & Export trade and bonded business	139,932,079.13	-16,095,234.02	-16,095,234.02	500	798
Shenzhen Special Economic Zone Real Estate (Group) Guangzhou Real Estate Co., Ltd.	Development and operation of real estate	3,524,373.00	669,438.11	488,689.82	2000	2822
Xin Feng Property Co., Ltd.	Investment and holding	36,442,061.67	-5,363,835.39	-5,363,835.39	HKD100	23081
Xin Feng Enterprise Co., Ltd.	Investment, management, and consultancy	8,949,693.33	-35,881,323.66	-36,475,592.02	HKD100	38317
Shenzhen SP Investment Co., Ltd.	Investment, setting up industries, domestic commerce		-749,724.42	-749,724.42	1000	894

VII. REPORT OF THE BOARD OF DIRECTORS

I. Operation of the Company in the report period

In 2004, the Company realized income from core business amounting to RMB 570.54 million, with a decrease of RMB 391.84 million compared with RMB 962.38 million, (the consolidation scope of the report period decreased, which resulted in the decrease of the income from core business amounting to RMB 168.09 million), by 40.71%; profit from core business amounting to RMB 27.94 million, decreasing sharply compared with RMB 180.36 million in the same period of last year, and the total profit RMB 141.695 million, with a decrease of RMB 147.243 million compared with that in the same period of last year; net profit amounting to RMB 142.308 million, with a decease of RMB 146.663 million with that in the same period of last year. Particulars about income from core business of every industry: income from real estate industry decreased by a big margin, mainly because: the headquarters of the Group in the report period just introduced a new building, Cuiqin Pavilion, and disposed partial old buildings; leasing expense of houses decreased because consolidation scope changed. In this period, the Company had no leasing expenses from Park Co., Ltd., Digital Port Investment Co., Ltd, SF Department Store Co., Ltd.; income from construction, implementation and installment increased, mainly because income from core business of Zhentong Engineering Co., Ltd. increased year-on-year; Management income from property management, mainly because business income of subsidiary Property Management Co., Ltd. increased, resulted from management sections of new buildings; income of hotel service increased, because the housing rate of Petrel Hotel Co., Ltd. increased income of guest houses; income from commodities circulation industry decreased by a big margin, mainly because in the period operating business of agent import & export of SF Department Store Co., Ltd. stopped.

II. Scope of core business and status

1.The Company belongs to real estate industry and is engaged in the development of real estate and sales of commercial house, lease and management of property, construction decoration and installation, retail and trade of commodities and hotel and meal and eating service.

2. Particulars about constitutions of income from core business and profit from core business according to industries:

(Unit: RMB'0000)

Main operations classified according to industries

Classified according to industries or products	Income from main operations	Cost of main operations	Gross profit ratio (%)	Increase/decrease in income from main operations over the last year (%)	Increase/decrease in cost of main operations over the last year (%)	Increase/decrease in gross profit ratio over the last year (%)
Development and operation real estate	17,634.11	17,628.58	0.03%	-45.73%	-18.95%	-33.03%
Other real estate industry	6,732.22	3,046.96	54.74%	-18.54%	11.45%	-147.63%
Property Management	7,006.64	6,319.17	9.81%	8.89%	8.85%	0.06%
Fitment and Decoration	10,994.08	10,118.23	7.97%	-4.27%	3.51%	-8.40%
Other wholesaling and retailing trade	13,993.21	14,809.17	-5.83%	-65.72%	-63.23%	-7.25%
Other industries	1,547.12	1,050.13	32.12%	29.02%	-22.57%	58.90%

VI. PARTICULARS ABOUT THE SHAREHOLDERS' GENERAL MEETING

In the report period, the Company held one Shareholders' General Meeting:

I. The Board published the meeting notice of the 12th Shareholders' General Meeting in China Securities and Ta Kung Pao on May 28, 2003, and the meeting was held in the meeting room on the 48th floor of Shen Fang Plaza, at 9 am on Jun. 28, 2004. The meeting was presided by Chairman of the Board Shao Zhihe, and shareholders' representative, lawyers, and the Company's directors, supervisors, Chairman of the Labor Union, and senior administrative personnel had attended this meeting. One shareholder had attended this Shareholders' General Meeting. It held 743,820,000 shares of the Company, taking up 73.52% of the Company's total share capital, of which 743,820,000 were A-shares, taking up 73.52% of the Company's total share capital. No shareholders holding B-shares had attended the meeting. Verified by Shenzhen Xinda Certified Public Accountants, the holding procedures of this meeting were legal and valid.

II. Proposals examined and approved by the Shareholders' General Meeting:

1. Report of the Board of Directors 2003
2. Financial Final Report 2003 and Profit Appropriation Plan
3. Report of the Supervisory Committee 2003
4. Proposal on the Amendment to the Articles of Association
5. Electing 2 new independent directors
6. The meeting had elected 3 new supervisors

Resolutions of this Shareholders' General Meeting had been published in China Securities and Ta Kung Pao dated Jun. 29, 2004.

III. This Shareholders' General Meeting had elected and supplemented 2 independent directors: Mr. Zong Dechun and Ms. Hou Liying had been elected independent directors with full votes; elected and supplemented 3 supervisors: former supervisor Yu Fang had died of illness, and Gan Lu and Zhou Hong had resigned due to work shifts. Through electing and voting, Deng Kangcheng, Lin Huimei and Xiong Xingnong had been elected supervisors of the Company.

II. Performance of duties by independent directors

Having no time to perform duties, independent director of the Company Zheng Tianlun had resigned. Other independent directors could prudently perform their duties according to relevant laws and regulations, safeguard the legal rights and interests of small and medium shareholders and the overall interest of the Company, normally attend the Board meetings and exercise voting, and express independent opinions concerning the engagement and disengagement of senior administrative personnel and important equity transfer, etc.. No independent director had ever had any objections on relevant issues of the Company.

III. The Company had separated with the present holding shareholder in the aspects of business, personnel, assets, institution and finance, etc., and the Company had independent and complete business and self-operation capacity.

of the resolutions made by the Board, etc. To this, the Company would strengthen management, and put an end to such kind of cases.

(2) The composition of the Board had not conformed to the regulations stipulated in the Instructing Opinions on the Establishment of Independent Director System by the Listed Company.

At the Shareholders' General Meeting held on Feb. 1, 2005, the Company had elected independent directors majored in Accounting.

(3) An independent director had not attended the Board meeting for 7 successive times.

This independent director had often stayed abroad, and had not enough time to perform the duties of independent directors, thus had resigned from the post of independent director.

4. Some of the important assets sales programs were irregular.

There existed some irregularities in the processes of the important assets transfers of Wuhan No. 1 Town, equity of Chaofei Company, and SP Shanghai Company, etc.. The Company would make rectifications in the following aspects: firstly, perfecting each system. The Company had set and amended the council regulation of important problems of the Board and the management team, and provisional measures of assets property management, etc.. It would also continue to perfect relevant systems about the assets transfer, making the whole assets transfer process could be carried out according to concrete regulations; secondly, strengthening implementation. The Company would cultivate the concept of standardized operation, and change the decision-making personnel's ideas of stressing efficiency and lightening regulation during the assets transfer process, to prevent the systems from just being formalities; thirdly, establishing team system in the project operation from this time on. The Company would establish work teams in which decision-making people, and personnel of assets management, law, finance and information disclosure, etc. would all join, so that information could flow in all relevant departments and the operation from planning to decision-making and to operation could be coordinated smoothly.

5. Problems existed in the Supervisory Committee.

(1) There was no worker supervisor in the members of the Supervisory Committee elected democratically by the workers.

The Supervisory Committee would increase or reelected the workers' representative supervisor taking up not less than one third of the total number of the supervisors in the next changing election.

(2) The Supervisory Committee had introduced the supervisor report system set by the holding shareholder, and lacked independence.

The Supervisory Committee has not practiced the notice of the supervisor report system.

6. Problems existed in the Articles of Association of the Company.

There existed some clauses, which had not conformed to the present company management regulations, in the Articles of Association. The Board of Directors of the Company would submit the proposals concerning the amendment to the articles at the Shareholders' General Meeting in 2005, amend these clauses and supplement contents required by the documents of company management newly issued by CSRC.

V. ADMINISTRATIVE STRUCTURE OF THE COMPANY

I. Compared with the standardized documents concerning the management of listed companies issued by CSRC, the management status of the Company had some non-conforming parts. The CSRC had made a patrolling inspection to the Company in July 2004, and pointed out lots of irregularities. According to the requests of Shenzhen Securities Regulatory Office, the Company had made rectifications. Problems in the Company's management structure as well as the rectification status of the Company were as follows:

1. The Company had introduced the property representative report system, resulting in its independence being influenced.

According to the regulations of property report management system, the Company had to ask the Shareholders' General Meeting for instructions concerning the resolutions of important issues, such as the setting of the Board and the Supervisory Committee, amendments to the articles, and significant assets transfer. This had influenced negatively the independence of the Listed Company. Since Oct. 2004, the Company had stopped executing the property representative report system.

2. Operation of the Shareholders' General Meeting

(1) The authorization furnished by the Shareholders' General Meeting was irregular, which had mainly been reflected in the lack of period of validity and concrete voting indicators, etc.. In the future, the Company would specially reminded and required shareholders to furnish authorizations strictly according to regulations in the notices of the Shareholders' General Meeting. As to the irregular authorizations, the Company would submit them to the witness lawyers to judge their validity first, and then decide whether they have voting rights or not.

(2) The ballot counting procedure the Shareholders' General Meeting with only one shareholder present of was irregular.

In the Shareholders' General Meeting held in the future, if only one shareholder has attended, the Meeting would ask lawyers to join in the ballot counting to ensure its fairness and openness.

(3) The Shareholders' General Meeting had not made full use of their rights.

In the event of the Company's selling the equity of Chaofei Company, the Shareholders' General Meeting had not made full use of their rights. The Board of the Company would amend the proposals of the Articles. Clauses concerning the power division of the examination and deliberation of investment and assets transfer between the Board and the Shareholders' General Meeting would be added into the Articles. Moreover, directors and senior administrative personnel would be surged to execute relevant clauses of the Articles strictly according to regulations.

3. Problems in the operation of the Board of Directors

(1) Irregular cases had existed, such as a small part of the directors having no meeting notice or record, meeting notices sent to part of the directors not 10 days ahead, irregular joint signing

CPC Committee Office, Shenzhen Urban Construction Investment Development Company; Dec. 2002 till now, Secretary of the Board, Director of the Board Office of the Company. No concurrent posts in other units.

III. Annual remunerations

Annual payment system had been introduced into the rewards for directors, supervisors and senior administrative personnel, of which the salaries for Chairman of the Board and General Manager had been checked and set by relevant municipal sections, while those for other senior administrative personnel had been set according to relevant systems of the Company.

The total sum of salaries paid to directors, supervisors and senior administrative personnel amounted to RMB 1.94 million in 2004. The total sum of salaries paid to the top 3 directors withdrawing the highest salary amounted to RMB 370 thousand, that to the top 3 senior administrative personnel withdrawing the highest salary amounted to RMB 440 thousand. Of the directors, supervisors and senior administrative personnel, 2 people withdrew an annual salary of more than RMB 150 thousand, 11 people an annual salary between RMB 100 thousand and RMB 150 thousand, and 3 people an annual salary below RMB 100 thousand.

Director Yao Ruisheng, Xu Zhenhan, and supervisor Deng Kangcheng withdrew salaries from shareholding companies, not from the Company.

Subsidy for independent directors in 2004 was RMB 36 thousand (including tax), and they withdrew no other rewards besides this.

IV. In the report period, supervisor Gan Lu and Zhou Hong had resigned from their posts of supervisor due to work shifts, and Vice General Manager Zhang Yue had been transferred out of the Company.

V. Number of employees, professional/occupational composition, education background and retired employees

By the end of the year 2004, the Group had totally 2103 employees, including 1007 production personnel, 223 sales personnel, 401 technicians, 203 financial personnel and 269 administrative personnel. Among them, 210 undergraduates or above, 253 graduated from 3–years regular college, 293 from technical secondary school, 1347 from senior high school or below. The Company had 233 retirees.

supervisor, vice Office director, concurrently Secretary to the General Manager, SPG; Apr. 2004 till now, Chairman of the Board, Secretary of the CPC Branch, Shenzhen Haiyan Hotel, SPG; Jan. 2003, supervisor of the Company. No concurrent posts in other units.

16. Lin Huimei: Jul. 1986–Oct. 1990, Manager of the Financial Department, Vice General Manager, Nanyang Hotel, SPG; Oct. 1990–Aug. 1995, Manager of the Financial Department, Hong Kong Xinfeng Enterprise Company, SPG; Aug. 1995 Aug. 1999, Manager of the Planning & Finance Department, SPG; Aug. 1999–Mar. 2000, Manager of the Securities Department, SPG; Mar. 2000–Aug. 2003, working at the Investment Management Department, SPG; Aug. 2003 till now, Manager of the Audit Department, SPG. From Jun. 2004, supervisor of the Company. No concurrent posts in other units.

17. Xiong Xingnong: Jan. 1982–Jan. 1983, trainee, Party school, Guangzhou Railway Administration; Jan. 1983–Dec. 1995, office secretary, consultant, section chief, Guangzhou Railway Administration; Jan. 1996–Mar. 2004, office director, SPG; Mar. 2004 till now, Vice Director, Office of the Supervisory Committee. From Jun. 2004, supervisor of the Company. No concurrent posts in other units.

18. Luo Kunquan: Oct. 1987–Sep. 1990, vice factory director, Brewage Machinery Factory, Xingning County, Guangdong; Sep. 1990–Jul. 1993, Manager, Foreign-Invested Enterprise Resources Company, Xingning County, Guangdong; Aug. 1993–Dec. 1993, General Manager, Shenzhen Communist Youth Industrial Park Industrial Company; Dec. 1993–Jun. 1994, Manager, Shenzhen Shenhua Enterprise Company; Jun. 1994–Nov. 1998, Manager, Shenzhen Shenhua Property Development Company; Nov. 1998–Dec. 2002, Vice General Manager, Shenzhen Shenhua Group Company; Dec. 2002 till now, Vice General Manager of the Company. No concurrent posts in other units.

19. Shen Yuesheng: Sep. 1983–Apr. 1984, technician of the 1st team, Shenzhen No. 3 Construction Engineering Company; Apr. 1984–Oct. 1987, technician of the Development Department, Shenzhen Eastern Development (Group) Company; Oct. 1987–May 1991, Vice Director, Director of the Engineering Technology Department, Shenzhen Eastern Engineering Company; May 1991–Dec. 1993, Vice General Manager, Shenzhen Eastern Engineering Company; Dec. 1993–May 1999, Vice General Manager, Standing Director, General Manager, concurrently Secretary of the CPC Branch, Chairman of the Board, Shenzhen Eastern Industrial Co., Ltd.; May 1999 till now, Vice General Manager of the Company. No concurrent posts in other units.

20. Luo Zichao: Oct. 1984–May 1993, assistant, office director, chief assistant, Shenzhen Design & Decoration Engineering Company; May 1993–Jul. 2003, General Manager, Vice Secretary of the CPC Committee, Shenzhen Design & Decoration Engineering Company; May 1999–Jul. 2003, General Manager, Shenzhen Construction Engineering Contractor Corporation; May 1999–Jul. 2002, Chairman of the Board, Shenzhen Architectonic Industrial Co., Ltd.; Jul. 2003 till now, Vice General Manager of the Company. No concurrent posts in other units.

21. Chen Ji: Jul. 1995–Jul. 1996, secretary in charge of the Comprehensive Office, Tonge Truck Transportation Company; Jul. 1996–Mar. 2001, secretary of the CPC Committee Office, Shenzhen Construction Investment Holdings Company; Mar. 2001–Dec. 2002, director of the

Committee of Xiamen schools; Director of Teaching and Research Office, Zhongshan University; Dean, Vice President, Shenzhen University; Jun. 1995-Jun. 2002, director of SPG; Jun. 2002-Feb. 2005, independent director of the Company.

10. Yang Shaojia: had been teacher at Jilin University; Director of the Consultation Office, Academy of Management, China Non-Ferrous Metals Corporation; Director of the Expert Committee, Beijing Zhongye Management Consulting Company; Professor, Shenzhen Accord Pharmaceutical Group Company; right now professor at the Shenzhen Senior Managers Evaluation and Recommendation Center; financial consultant, Shenzhen Trade Investment Holdings Company; independent director, Hotel Group, Luohu District; expert, Shenzhen Entrepreneurs Association, etc.. Jun. 2002 till now, independent director of the Company.

11. Zong Dechun: Jan. 1981-Aug. 1983, Director of the Political Department, 304 Regiment, Capital Construction Engineer Corps; Sep. 1983-Feb. 1986, Secretary of the CPC, Shenzhen No. 5 Construction Engineering Co., Ltd.; Mar. 1986-Nov. 1996, Section Chief of the HR Department, Chairman of the Labor Union, Chairman of the Supervisory Committee, Shenzhen Construction Group; Dec. 1996-Jun. 2002, Secretary of the Commission for Discipline Inspection, Chairman of the Supervisory Committee, Shenzhen Construction Investment Holdings Company; Jul. 2002, retired; Jun. 2004, independent director of the Company. No concurrent posts in other units.

12. Hou Liying: Aug. 1982 Aug. 1984, Assistant Economist, Development & Design Research Institute, China National Offshore Oil Corp.; Sep. 1984 till now, associate professor, masters' instructor, College of Management, Shenzhen University. Jun. 2004, engaged as the independent director of the Company.

13. Zhuang Chuanghui: Feb. 1983-Mar. 1986, promulgation chief, Cannon Regiment, 42 Army; Mar. 1986-Dec. 1987, section chief of the Cadre Section, vice director of the Office, Economic Work Department, Huizhou Local CPC Committee; Dec. 1987-Jul. 1989, vice director of the Office, section chief of the Statistics Section, Huizhou logal Administration for Industry & Commerce; Jul. 1989-Feb. 1997, secretary to the vice director, secretary to the director, discipline inspector of deputy section chief level, vice director of the Office (section chief level), No. 1 Office, Shenzhen Commission for Discipline Inspection; Feb. 1997-May 1999, Vice Secretary of Commission for Discipline Inspection, Shenzhen Construction Investment Holdings Company; May 1999-Jan. 2003, Vice Secretary of CPC Committee, director, SPG. Jan. 2003 till now, Vice Secretary of CPC Committee, Chairman of the Supervisory Committee of the Company. No concurrent posts in other units.

14. Deng Kangcheng: Jul. 1991-Dec. 1991, technician, Shenzhen Luohu Material Trading Center; Dec. 1991- Mar. 1997, Assistant Engineer, deputy section chief, section chief, Shenzhen Construction Earthwork Mechanical Engineering Company; Apr. 1997-Aug. 2004; supervisor, vice director, director ,Discipline Inspection and Supervision Office, Shenzhen Construction Investment Holdings Company; Sep. 2004 till now, vice director of the Office, Shenzhen Investment Holdings Co., Ltd.. Jun. 2004, elected as supervisor of the Company.

15. Wu Zhiyong: Jul. 1996-Aug. 1999, secretary, Enterprise Development Department, SPG; Aug. 1999- Apr. 2004, Vice Secretary, Communist Youth League SPG Committee; Apr. 2004,

concurrently Chairman of the Board, Construction No. 3 Company; 1999 till now, director, General Manager and Assistant Secretary of the CPC of the Company. No concurrent posts in other units.

3. Peng Naidian: Jul. 1973-Dec. 1984, section chief, vice minister, and standing member, Secretary Department, Young Farmer Department, Publicity Department, Secretariat, Communist Youth League Guangdong Committee, and concurrently director of the Publicity Department; Jan. 1985-May 1992, superintendent, and member of the CPC Organization, Guangdong Institute of Foreign Trade & Economic Development; Jun. 1992-Sep. 1996, Assistant of the General Manager, Chairman of the Labor Union, Shenzhen Huihua Group Co., Ltd.; Sep. 1996 till now, director, Assistant Secretary of the CPC, and Secretary, Commission for Discipline Inspection. No concurrent posts in other units.
4. Liang Song: Jul. 1985-Aug. 1996, Vice Manager of the Designing Department, Assistant to the Manager of the Engineering Department, Manager of the Engineering Department, SPG; Sep. 1996- Aug. 1999, Assistant to the General Manager, concurrently Manager of the Engineer Management Department, SPG; Aug. 1999-Feb. 2003, Vice General Manager, concurrently Manager of the Real Estate Development Department, SPG; Mar. 2003 till now, director, Vice General Manager of the Company. No concurrent posts in other units.
5. Zhou Fushen: Jul. 1983-Oct. 1988, teacher at Guizhou College of Finance and Economics; Oct. 1988- Oct. 1992, teacher at Shenzhen Finance and Economics School; Oct. 1992-Oct. 1994, accountant, vice director, Institution of Asset Evaluation, Shenzhen Investment Management Company; Nov. 1994-May 1999, Assistant Consultant, vice director, Comprehensive Department, Shenzhen State-owned Assets Management Office; May 1999-Mar. 2005, chief financial supervisor, director of the Company. No concurrent posts in other units.
6. Ma Jianhua: Jul. 1990-Dec. 1992, Secretary of the Board, Shenzhen Properties & Resources Development Group; Dec. 1992-Sep. 1996, Secretary of the Board, Director of the Board Office, Shenzhen Special Economic Zone Real Estate & Properties (Group) Co., Ltd.; Sep. 1996 till now, director and Assistant to the General Manager of the Company. No concurrent posts in other units.
7. Xu Zhenhan: once had been commander-level secretary in charge, 802 Regiment, Capital Construction Engineer Corps; secretary in charge, Assistant Secretary of Commission for Discipline Inspection, director at the CPC Office, Secretary of Commission for Discipline Inspection, Vice Secretary of the CPC Committee, Shenzhen Mechanical Equipment Installation Company; Vice Secretary of Commission for Discipline Inspection, Shenzhen Construction Investment Holdings Company; from Oct. 2004, Vice Secretary of Commission for Discipline Inspection, Shenzhen Investment Holdings Co., Ltd..
8. Yao Ruisheng: once had been Manager of the Financial Department, Shenzhen Xianke Laser Corporation; Manager of the Development Department, Shenzhen Yuanye Industrial Company; Vice Director of the Comprehensive Department, Shenzhen State-owned Assets Management Office; Chief Economist, Shenzhen Construction Investment Holdings Company; director, SPG. Now retired.
9. Zheng Tianlun: had been Secretary, the Communist Youth League Committee and Workers'

IV. PARTICULARS OF DIRECTORS, SUPERVISORS, SENIOR ADMINISTRATIVE PERSONNEL AND EMPLOYEES

I. Changes of shares held by directors, supervisors and senior administrative personnel

Name	Position	Gender	Age	Office term	Shares held at the beginning of the year	Shares held at the end of the year	Reason of the change
Shao Zhihe	Chairman of the Board	Male	54	Jan. 28, 2003 till now	5,000	5,000	
Chen Wuhua	General Manager	Male	52	Jan. 28, 2003 till now	0	0	
Zhuang Chuanghui	Chairman of the Supervisory Committee	Male	50	Jan. 28, 2003 till now	0	0	
Zhou Daosheng	Chairman of the Labor Union	Male	58	Jan. 28, 2003 till now	0	0	
Yao Ruisheng	Director	Male	61	Jan. 28, 2003 to Feb. 1, 2005	0	0	
Xu Zhenhan	Director	Male	51	Jan. 28, 2003 till now	0	0	
Peng Naidian	Director	Male	56	Jan. 28, 2003 till now	0	0	
Zhou Fushen	Director	Female	50	Jan. 28, 2003 till now	0	0	
Liang Song	Director	Male	41	Jan. 28, 2003 till now	0	0	
Ma Jianhua	Director	Male	40	Jan. 28, 2003 till now	0	0	
Zheng Tianlun	Independent director	Male	69	Jun. 28, 2002 to Feb. 1, 2005	0	0	
Yang Shaojia	Independent director	Male	72	Jun. 28, 2002 till now	0	0	
Zong Dechun	Independent director	Male	63	Jun. 28, 2004 till now	0	0	
Hou Liying	Independent director	Female	50	Jun. 28, 2004 till now	0	0	
Zhou Hong	Supervisor	Female	37	Jan. 28, 2003 to Jun. 28, 2004	0	0	
Gan Lu	Supervisor	Male	45	Jan. 28, 2003 to Jun. 28, 2004	0	0	
Wu Zhiyong	Supervisor	Male	33	Jan. 28, 2003 till now	0	0	
Lin Huimei	Supervisor	Female	49	Jun. 28, 2004 till now	0	0	
Xiong Xingnong	Supervisor	Male	48	Jun. 28, 2004 till now	0	0	
Deng Kangcheng	Supervisor	Male	38	Jun. 28, 2004 till now	0	0	
Luo Kunquan	Vice General Manager	Male	49	Jan. 28, 2003 till now	0	0	
Shen Yuesheng	Vice General Manager	Male	45	Jan. 28, 2003 till now	0	0	
Zhang Yue	Vice General Manager	Male	46	Jan. 28, 2003 to Aug. 13, 2004	0	0	
Luo Zichao	Vice General Manager	Male	44	Aug. 12, 2003 till now	0	0	
Chen Ji	Secretary of the Board	Male	32	Jan. 28, 2003 till now	0	0	

Note: director Yao Ruisheng and Xu Zhenhan, and supervisor Deng Kangcheng held positions in shareholding units. As to their positions and office terms, please look up at the back.

II. Particulars about the main working experiences and concurrent posts of the directors, supervisors and senior administrative personnel

1. Shao Zhihe: Aug. 1981 – Sep. 1983, commander, 13th Company, 302 Regiment, Capital Construction Engineer Corps; Sep. 1983–Oct. 1995, Manager, Installation Branch, Shenzhen Municipal Engineering Corporation; Oct. 1995 –May 1999, Vice General Manager of Shenzhen Tonge Group; May 1999–Dec. 2002, General Manager and Secretary of CPC, Shenzhen Urban Construction Investment & Development Company; Dec. 2002 till now, Secretary of the CPC and Chairman of the Board of the Company. No concurrent posts in other units.

2. Chen Wuhua: Apr. 1983–Mar. 1989, vice team leader, team leader and engineer, Shenzhen No. 3 Construction Engineering Company; Mar. 1989–Jun. 1998, Vice Manager, Manager and concurrently Secretary of the CPC, Shenzhen No. 3 Construction Engineering Company; Jun. 1998–Apr. 1999, Vice General Manager, Shenzhen East Development (Group) Company, and

2. Shenzhen Construction Investment Holdings Corp. was the only shareholder holding more than 10% equity of the Company. This company was founded in 1996, with a registered capital of RMB 1.5 billion and legal representative Zhang Yijun. Its main business scope included general contracting of industrial and civil construction projects; contracting of the construction and design of general-purpose industrial and civil construction projects; management of land block; dealing of commercial housing; development of real estate; foreign economic and technical cooperation; import and export, etc., as well as contracting of the installment of facilities, electrical appliances, instruments and large-scale production equipments of large-scale industrial construction projects; construction of municipal works, labor service export and training; investment, property management, and so on.
3. On Oct. 13, 2004, Shenzhen Investment Holdings Co., Ltd. became the controlling shareholder of the Company. Shenzhen Investment Holdings Co., Ltd. was a wholly state-funded company of limited liability. It was founded on Oct. 13, 2004, with a registered capital of RMB 4 billion and legal representative Chen Hongbo. Its business scope included: providing guarantees for municipal state-owned enterprises, management of state-owned equity, and assets restructure, system reform, capital operation and equity investment of enterprises, etc.. The ultimate controller of the Company was Shenzhen State-owned Assets Management Office. The office address of Shenzhen State-owned Assets Management Office was Investment Building, Shennan Blvg., Futian District, Shenzhen, and the postal code 518029.]

BLOCK DIAGRAM OF THE EQUITY AND CONTROLLING RELATIONSHIPS BETWEEN THE ACTUAL CONTROLLER AND THE COMPANY:


Shenzhen State-owned Assets Management Office
Shenzhen Investment Holdings Co., Ltd.
The Company

III.Aboutshareholders

1.Sharesheldbythetoptenshareholdersandthetoptenshareholdersholdingcirculatingshares

Nameofshareholder (fullname)	In crease/ decrease in the report year	Shares held at the end of the year	Proportion(%)	Share type (circulating or non-circulating)	Shares frozen or pledged	Nature of shareholder (state-owned shareholder or foreign-funded shareholder)
SHENZHEN CONSTRUCTION INVESTMENT HOLDINGS CORP.	0	743,820,000	73.52%	Non-circulating	0	State-owned shareholder
LIU LIAO YUAN	1,861,400	1,861,400	0.18%	Circulating	0	B-share personal shareholder
BOSHI YUFU SECURITIES INVESTMENT FUNDS	-55,852	897,148	0.09%	Circulating	0	A-share institutional shareholder
MA ZE QI	840,200	840,200	0.08%	Circulating	0	A-share personal shareholder
LIN QING XIONG	792,726	792,726	0.08%	Circulating	0	B-share personal shareholder
CHU KOON YUK	0	720,000	0.07%	Circulating	0	B-share personal shareholder
ORE BURNS(AUSTRALIA)PTY. LIMITED	0	600,000	0.06%	Circulating	0	B-share institutional shareholder
LAI,KONG SUNG	-33,900	587,200	0.06%	Circulating	0	B-share personal shareholder
SHUM YIP KWAN WING DEVELOPMENT LTD	-120,000	503,600	0.05%	Circulating	0	B-share institutional shareholder
YANG YAO CHU	37,000	477,000	0.05%	Circulating	0	B-share personal shareholder

Shares held by the top ten shareholders holding circulating shares

Name of shareholder (full name)	Shares held at the end of the year	Share type (A-share, B-share, H-share or others)
LIU LIAO YUAN	1,861,400	B-share
BOSHI YUFU SECURITIES INVESTMENT FUNDS	897,148	A-share
MA ZE QI	840,200	A-share
LIN QING XIONG	792,726	B-share
CHU KOON YUK	720,000	B-share
ORE BURNS (AUSTRALIA) PTY. LIMITED	600,000	B-share
LAI, KONG SUNG	587,200	B-share
SHUM YIP KWAN WING DEVELOPMENT LTD	503,600	B-share
YANG YAO CHU	477,000	B-share
ZHU LI RONG	397,800	B-share
Explanation on the associated relationships or consistent action of the aforesaid shareholders	Unknown	

III. PARTICULARS ABOUT DIRECTORS,SUPERVISORS, SENIOR EXECUTIVES AND EMPLOYEES

I. Changes in Share Capital

	Before the change	Changes (+ / -) in report year						After the change
		Rationed shares	Bonus shares	Capitalization of share capital	Additional shares	Others	Sub-total	
I. Unlisted shares								
I. Sponsors' shares								
Including:								
State-owned shares	743,820,000							743,820,000
Domestic legal person's Shares								
Foreign legal person's Shares								
Others								
2. Legal person shares placed								
3. Inner employees' shares								
4. Preference shares or others								
Including:Transferred/allotted shares								
Total unlisted shares	743,820,000							743,820,000
II. Listed shares								
1. RMB ordinary shares	147,840,000							147,840,000
2. Domestically listed foreign shares	120,000,000							120,000,000
3. Foreign shares listed abroad								
4. Others								
Total shares in circulation	267,840,000							267,840,000
III. Total	1,011,660,000							1,011,660,000

II. Issuance and listing of shares

1. Over the past three years ending the report period, the Company issued neither new shares nor derived securities.

2. In the report period, the Company had never been involved in such activities as bonus shares, capitalization of share capital, rationed share and additional issuance of new shares and the total number of shares and share capital structure remained unchanged.

3. The Company's inner employees' shares were listed for trading through approval dated Aug. 26, 1994. At present, the Company has no inner employees' shares.

III. About shareholders

1. Shares held by the top ten shareholders and the top ten shareholders holding circulating shares

II. Major accounting data and financial indexes of the Company in resent 3 years

	2004年	2003年 (after the adjustment)	2003年 (before the adjustment)	2002年
Profit from core businesses (RMB'0000)	57,054.17	96,238.35	96,238.36	74,805.2
Net profit (RMB'0000)	-14,230.78	435.61	1,135.17	1,404.4
Total profit (RMB'0000)	251,899.27	275,888.89	274,681.14	300,098.65
Shareholders' equity (excluding minority shareholders' equity, unit: RMB'0000)	100,206.94	114,446.40	113,938.21	112,683.20
Earnings per share – diluted (RMB)	-0.1407	0.0043	0.0112	0.0139
Earnings per share weighted (RMB)	-0.1407	0.0043	0.0112	0.0139
Earnings per share deducting non-recurring gains and losses (RMB)	-0.1271	0.01459	0.0215	-0.1638
Net assets per share (RMB)	0.9905	1.1313	1.1263	1.1138
Net assets per share after adjustment (RMB)	0.9304	1.0388	1.0861	1.0994
Net cash flows per share arising from operating activities	0.0078	0.1862	0.1862	0.0769
Rate of return from net assets diluted (%)	-14.20	0.38	1.00	1.25
Rate of return from net assets weighted (%)	-13.26	0.38	1.00	1.25

III. Changes of shareholders' equity in the report period and the reasons of the changes

Item	Share capital (0'000share)	Capital reserve (RMB'0000)	Surplus reserve (RMB'0000)	Including: public welfare fund (RMB'0000)	Retained profit (RMB'0000)	Translation balance in foreign currency statement (RMB'0000)	Total (RMB '0000)
Amount at the beginning of the period	101,166	95,665.79	11,891.07	11,559.44	-91,150.64	-3,125.81	114,446.40
Increase in this period	0	0	0	0	0		
Decrease in this period	0	0	0	0	14,230.78	8.69	14,239.46
Amount at the end of the period	101,166	95,665.79	11,891.07	11,559.44	-105,381.42	-3,134.50	100,206.94
Reason of change					Loss incurred in the year		

II. ABSTRACT OF ACCOUNTING DATA AND BUSINESS DATA

1.Major accounting data

Unit:RMB

Total profit of the Company realized this report year	-141,695,376.63元
Net profit	-142,307,752.60元
Net profit after deducting non-recurring gains and losses	-128,551,388.69元
Profit from corebusinesses	27,940,529.86元
Profit from other businesses	998,223.39元
Operating profit	-114,085,030.36元
Investment income	-10,753,238.35元
Subsidy income	30,000.00元
Net income/expenditure from non-operating activities	-16,887,107.92元
Net cash flows arising from operating activities	7,931,483.51元
Net increase in cash and cash equivalents	-13,626,764.90元

Items of non-recurring gains and losses that had been deducted included gains from the disposal of equity amounting to RMB 3,100,744.01, non-operating profit RMB 833,452.92, non-operating expense RMB 17,720,560.84, and subsidy income RMB 30,000.00, and all these gains and losses totaled RMB 13,756,363.91. Since the Company had accumulatively incurred losses in previous years, and no income tax had to be paid this year, there had been no sum influenced by income tax arising non-recurring gains and losses.

Difference between A-shareand B-share:

	Net profit for the year RMB'000	Net assets RMB'000
As reported in the consolidated financial statements prepared in accordance with Accounting Standards for Enterprise Business in the PRC	(142,308)	1,002,069
Reversal of depreciation charges in respect of investment properties	21,689	94,516
Adjustment for market value of short-term investments	(548)	1,355 522
Expenses accrued in previous year	(515)	(202,148)
Difference in recognition of cost of fixed assets	--	(4,299)
Goodwill arising from acquisition of subsidiaries	1,397	
As reported in the consolidated financial statements prepared in accordance with IFRS	(120,285)	892,015

I. COMPANY PROFILE

1. Legal Name of the Company

   In Chinese:深圳经济特区房地产(集团)股份有限公司

   In English: SHENZHEN Special Economic Zone Real Estate & Properties (Group) Co., Ltd.

   Short Form in Chinese: 深房集团

   Short Form in English: SPG

2. Legal Representative: Shao Zhihe

3. Secretary of the Board of Directors: Chen Ji

   Securities Affairs Representative: Tu Zhigang

   Contact Address: 47/F, SPG Plaza, Renmin South Road, Shenzhen

   Tel.: (0755) 82293000-4718, 4715

   Fax: (0755) 82294024

   E-mail: spg@163.net

4. Registered Address: 47/F, SPG Plaza, Renmin South Road, Shenzhen

   Office Address: 45/F-48/F, SPG Plaza, Renmin South Road, Shenzhen

   Post Code: 518001

   E-mail: spg@163.net

5. Newspapers for Disclosing the Information:

   Domestic: China Securities

   Overseas: Ta Kung Pao

   Internet Website Designated by CSRC for Publishing the Annual Report:

   http://www.cninfo.com.cn

   The Place Where the Annual Report is Prepared and Placed: 47/F of SPG Plaza, Renmin South Road, Shenzhen

6. Stock Exchange Listed with: Shenzhen Stock Exchange

   Short Forms of the Stock: SHENSHENFANG A (Stock Code: 000029)

   SHENSHENFANG B (Stock Code: 200029)

7. Other Information of the Company

   Initial registration date: On Jan. 8, 1980

   Registration place: Shenzhen Municipal Administration Bureau for Industrial and Commerce

   Registration number of Business License: 4403011002426

   Registration number of Taxation: 440301192179585

   Name and address of Certified Public Accountant engaged by the Company:

   Name: Shenzhen Nanfang Minhe Certified Public Accountants

   Address: 8/F, Electronics Tech. Bldg., No. 2007, Shen Nan Middle Road, Shenzhen

CONTENTS

IMPORTANT NOTES

The Board of Directors of Shenzhen Special Economic Zone Real Estate & Properties (Group) Co., Ltd. (hereinafter referred to as the Company) and its directors hereby ensure that there are no false records, misleading statements, or significant omissions in the materials of this report, and will assume individual and joint responsibilities concerning the authenticity, accuracy and integrity of its contents.

Director Ma Jianhua was absent from the Board meeting, but entrusted director Shao Zhihe to exercise voting on his behalf. Director Xie Guanliang was absent from the Board meeting, but entrusted director Xue Zhenhan to exercise voting on his behalf.

Chairman of the Board Shao Zhihe, General Manager Chen Wuhua, and Financial Minister Chen Jincai hereby ensure the authenticity and integrity of the Financial Report enclosed in the Annual Report.

This report has been compiled in both Chinese and English. Should there be any ambiguities between the two versions, the Chinese version shall prevail.

2004年报
ANNUAL REPORT

深圳经济特区房地产（集团）股份有限公司

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